FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number: 001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
____________

Filed with this Form 6-K are the following, which are incorporated herein by reference:

99.1	Notice of Annual and Special Meeting of Shareholders and Information Circular

99.2	Form of Proxy

99.3	Supplemental Mailing List Return Card

99.4	Annual Report

Forward Looking Statements

     Certain statements included herein constitute forward-looking statements that may state Gold Reserve’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. In this report, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements.

     Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation; the outcome of any potential proceedings under the Venezuelan legal system or before arbitration tribunals as provided in investment treaties entered into between Venezuela, Canada and Barbados to determine the compensation due to Gold Reserve in the event that Gold Reserve and the Venezuelan government do not reach an agreement regarding construction and operation of the Brisas project, or the Brisas project is transferred to the Venezuelan government and the parties do not reach agreement on compensation; concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; competition with companies that are not subject to or do not follow Canadian and U.S. laws and regulations; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established laws, legal regimes, rules or processes); the ability to obtain, maintain or re-acquire the necessary permits or additional funding for the development of the Brisas project; the result or outcome of the trial regarding Rusoro Mining Ltd.’s enjoined hostile takeover bid; significant differences or changes in any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) due to actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); the method and manner of our determination of reserves, risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; the prices, production levels and supply of and demand for gold and copper produced or held by Gold Reserve; the potential volatility of Gold Reserve’s Class A common shares; the price and value of Gold Reserve’s notes, including any conversion of notes into Gold Reserve’s Class A common shares; the prospects for exploration and development of projects by Gold Reserve; and risks normally incident to the operation and development of mining properties.

     This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”).

     In addition to being subject to a number of assumptions, forward-looking statements contained herein involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including the risks identified under “Important Note for U.S. Investors Concerning Resource Calculations” as well as the risks identified in the filings by Gold Reserve with the SEC and Canadian provincial securities regulatory authorities, including Gold Reserve’s annual information form for the year ended December 31, 2008, dated March 31, 2009, and Gold Reserve’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the SEC on March 31, 2009.

(Signature page follows)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 14, 2009

GOLD RESERVE INC.
(Registrant)

By:	s/Robert A. McGuinness
Name:	Robert A. McGuinness
Title:	Vice President – Finance & CFO

Exhibit 99.1 Notice of Annual and Special Meeting of Shareholders and Information Circular

GOLD RESERVE INC.

926 W. Sprague Avenue, Suite 200, Spokane, WA 99201

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the “Meeting”) of the holders of Class A common shares and Class B common shares (collectively, the “Shareholders”) of GOLD RESERVE INC. (the “Company”) will be held at the Spokane Club, located at 1002 W. Riverside, Spokane, Washington USA, on Thursday, the 11th day of June, 2009 at 9:30 a.m. (Pacific daylight time) for the following purposes:

1)	To elect directors of the Company to hold such positions until the next annual meeting of Shareholders or until their successors are elected and have qualified;

2)	To appoint auditors of the Company and to authorize the directors of the Company to fix their remuneration;

3)	To re-approve the Company’s 1997 Equity Incentive Plan;

4)	To approve the continuation of and amendment to the Shareholder Rights Plan;

5)	To receive the financial statements of the Company for the year ended December 31, 2008, together with the report of the auditors thereon; and

6)	To conduct any other business as may properly come before the meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting or any adjournment or postponement thereof in person and who wish to ensure that their shares will be voted are requested to complete, sign and mail the enclosed form of proxy to Proxy Services, C/O Computershare Trust Company N.A., P.O. Box 43078, Providence, RI 02940-3078 not later than the close of business on the business day immediately preceding the Meeting or any adjournment thereof. A form of proxy, management proxy circular and a copy of the Company’s Annual Report accompany this notice. The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying management proxy circular.

The Board of Directors has fixed the close of business on May 1, 2009 as the record date for the determination of Shareholders entitled to notice of the meeting and any adjournment or postponement thereof.

DATED this 23rd day of April, 2009 BY ORDER OF THE DIRECTORS

Rockne J. Timm Chief Executive Officer

GOLD RESERVE INC.

MANAGEMENT PROXY CIRCULAR (Containing information as of April 23, 2009)

MANAGEMENT SOLICITATION OF PROXIES

This Management Proxy Circular (“Circular”) is furnished in connection with the solicitation of proxies by the management of GOLD RESERVE INC. (the “Company”) to be voted at the Annual and Special Meeting of Shareholders of the Company (the “Meeting”) to be held on Thursday, the 11th day of June, 2009 at 9:30 a.m. (Pacific daylight time), at the Spokane Club located at 1002 W. Riverside, Spokane, Washington and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders. The solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone by employees of the Company. Employees will not receive any extra compensation for such activities. The Company may pay brokers, nominees or other persons holding shares of the Company in their name for others for their reasonable charges and expenses in forwarding proxies and proxy materials to beneficial owners of such shares, and obtaining their proxies. The Company may also retain independent proxy solicitation agents to assist in the solicitation of proxies for the Meeting. The cost of all solicitations of proxies will be borne by the Company. Except where otherwise stated, the information contained herein is given as of the 23rd day of April, 2009.

CURRENCY

Unless otherwise indicated, all currency amounts referred to herein are stated in U.S. dollars.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the enclosed form of proxy are directors or officers of the Company. A Shareholder (as defined below) submitting a proxy has the right to appoint a person or company, who need not be a Shareholder, to represent the Shareholder at the Meeting other than the persons designated in the form of proxy furnished by the Company. To exercise this right, the Shareholder may insert the name of the desired representative in the blank space provided in the proxy or may submit another appropriate form of proxy.

The completed proxy must be deposited at the office of Proxy Services, C/O Computershare Trust Company N.A., P.O. Box 43078, Providence, RI 02940-3078 not later than the close of business on the business day preceding the day of the Meeting or any adjournment or postponement thereof, or with the Chairman of the Meeting immediately prior to the commencement of the Meeting or any adjournment or postponement thereof, otherwise the instrument of proxy will be invalid.

You may revoke or change your proxy at any time before it is exercised at the Meeting. In the case of Shareholders appearing on the registered shareholder records of the Company, a proxy may be revoked at any time prior to its exercise by sending or depositing a written notice of revocation or another signed proxy bearing a later date to the Secretary of the Company at its principal executive office located at 926 W. Sprague Avenue, Suite 200, Spokane, Washington 99201. You may also revoke your proxy by giving notice or by voting in person at the Meeting.

Shareholders appearing in the name of a bank, broker or other nominee should follow the instructions provided by their bank, broker or nominee in revoking their previously voted shares.

EXERCISE OF DISCRETION BY PROXIES

The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of such choice being specified, such shares will be voted “for” the matters specifically identified in the Notice of Annual and Special Meeting of Shareholders accompanying this Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting of Shareholders and with respect to other matters which may properly be brought before the Meeting. At the time of printing this Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting of Shareholders.

VOTING RIGHTS AND PRINCIPAL SHAREHOLDERS

The Company’s issued and outstanding shares consist of Class A common shares (each, a “Class A Share”) and Class B common shares (each, a “Class B Share”). Unless otherwise noted, references to Common Shares in this Circular include both Class A Shares and Class B Shares. Holders of Common Shares (collectively, the “Shareholders”) are entitled to one vote per share and will vote as a single class on all matters to be considered and voted upon at the Meeting or any adjournment thereof. As of April 23, 2009, there were 57,670,555 issued and outstanding Class A Shares and 500,236 issued and outstanding Class B Shares for a total of 58,170,791 Common Shares eligible to vote.

As of April 23, 2009, there were 1,211,500 issued and outstanding unvested restricted shares, all of which were issued under the Company's 1997 Equity Incentive Plan and Venezuelan Equity Incentive Plan. All such unvested restricted shares are Class A Shares and carry full voting rights. The terms “restricted stock” and “restricted shares” are used interchangeably in this Circular.

The Company has set the close of business on May 1, 2009 as the record date for the Meeting. The Company will prepare a list of Shareholders of record at such time. Shareholders will be entitled to vote the Common Shares then registered in their name at the Meeting except to the extent that (a) the holder has transferred the ownership of any of his Common Shares after that date, and (b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he owns the shares, and demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his Common Shares at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Company, as of April 23, 2009, the only person, firm or corporation that beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the voting rights attached to the Common Shares was:

	Number of	Percentage of Shares
Shareholder Name	Common Shares Held (1)	Issued

Steelhead Partners, LLC-	7,251,673	12.5%

(1) Information based on Schedule 13G filings with the Securities and Exchange Commission

A quorum for the transaction of business at any meeting of the Shareholders shall be holders of at least one-third (1/3) of the outstanding Common Shares present in person or represented by proxy. Except as otherwise stated in this Circular, the affirmative vote of the holders of a majority of the Common Shares present at the Meeting, in person or by proxy, is required to approve all items presented in this Circular.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered Shareholders at the close of business on May 1, 2009 or the persons they designate as their proxies are permitted to vote at the Meeting. In many cases, however, the Common Shares owned by a person (a “non-registered holder”) are registered either: (a) in the name of an intermediary (an “Intermediary”) that the non-registered holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of this Circular and the accompanying notice of meeting and form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to non-registered holders of Common Shares.

Intermediaries are required to forward the Meeting Materials to non-registered holders unless a non-registered holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to non-registered holders. Generally, non-registered holders who have not waived the right to receive the Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non- registered holder when submitting the proxy. In this case, the non-registered holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under the heading “Appointment and Revocation of Proxies”; or

(b)	be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Voting Instruction Form”) which the Intermediary must follow.

Typically, the non-registered holder will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the Common Shares they beneficially own. Should a non-registered holder who receives either form of proxy wish to vote at the Meeting in person, the non-registered holder should strike out the persons named in the form of proxy and insert the non-registered holder’s name in the blank space provided. Non-registered holders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

BUSINESS OF THE MEETING

Item 1 – Election of Directors

The articles of the Company provide that the Board of Directors (the “Board”) shall consist of a minimum of 3 and a maximum of 15 directors, with the actual number of directors to be determined from time to time by the Board. The Company’s Board presently consists of seven members.

The Board held 19 formal meetings during 2008 at which attendance, in person or by phone, averaged 97%. Various matters were considered and approved by written resolution during the year. The Board also held several informal meetings throughout the year.

The by-laws of the Company provide that each director shall be elected to hold office until the next annual meeting of the Company’s Shareholders or until their qualified successors are elected. All of the current directors’ terms expire the date of the Meeting and it is proposed by management that each of them be re-elected to serve until the next annual meeting of Shareholders unless they resign or are removed from the Board in accordance with the by-laws of the Company.

The following table and notes thereto state the names of each person proposed to be nominated by management for election as a director, the province or state and country in which he is resident, his age, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company or a member of a committee of the Board and the number of Common Shares beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

The persons named in the accompanying form of proxy intend to vote for the election of these nominees unless otherwise directed. Management does not contemplate that the nominees will be unable to serve as directors.

Number of
Common
Shares
Proposed Nominee and	Age		Director	Beneficially
Position in the Company		Principal Occupation	Since	Owned as of
April 23,
2009(1)

Rockne J. Timm (2) (3) (6)	63	Chief Executive Officer of the	March 1984	2,053,917
Washington, USA		Company. Mr. Timm is also a
Chief Executive Officer		Director and President of both MGC
and Director		Ventures, Inc. and Great Basin
Energies, Inc.

A. Douglas Belanger (2)	55	President of the Company. Mr.	August 1988	2,231,414
(3) (6)		Belanger is also a Director and
Washington, USA		Executive Vice President of both
President and Director		Great Basin Energies, Inc. and MGC
Ventures, Inc.

James P. Geyer	57	Senior Vice President of the	June 1997	788,599
Washington, USA		Company. Mr. Geyer is also a
Senior Vice-President		Director of Thompson Creek Metals
and Director		Company Inc.

James H. Coleman, Q.C.	58	Senior Partner of the law firm of	February	317,494
(2) (3) (6) (7)		Macleod Dixon LLP of Calgary,	1994
Alberta, Canada		Alberta. He is also a Director of
Non-Executive		various public companies including
Chairman and Director		Great Basin Energies, Inc. and MGC
Ventures, Inc.

Patrick D. McChesney (2)	59	Chief financial officer of Foothills	August 1988	201,601
(3) (5) (7)		Auto Group. He is also a Director of
Washington, USA		Great Basin Energies, Inc. and MGC
Director		Ventures, Inc.

Chris D. Mikkelsen (2) (3)	57	Principal in McDirmid, Mikkelsen &	June 1997	474,485
(4) (5) (7)		Secrest, P.S. (a certified public
Washington, USA		accounting firm). Mr. Mikkelsen is
Director		also a Director of Great Basin
Energies, Inc. and MGC Ventures,
Inc.

Jean Charles Potvin (4) (5)	55	Director and Chairman of Tiomin	November	291,048
(7)		Resources Inc.	1993
Ontario, Canada
Director

(1)	Includes Common Shares issuable pursuant to options exercisable as of April 23, 2009 or exercisable within 60 days of April 23, 2009 as follows: Mr. Timm, 626,666; Mr. Belanger, 580,278; Mr. Geyer, 394,444; Mr. Coleman, 134,444; Mr. McChesney, 134,444; Mr. Mikkelsen, 134,444; and Mr. Potvin, 134,444. These numbers also include unvested, restricted shares held by each of the directors that carry full voting rights as follows: Mr. Timm 216,000 shares, Mr. Belanger 200,000 shares, Mr. Geyer 152,500 shares, Mr. Coleman 27,000 shares, Mr.

McChesney 27,000 shares, Mr. Mikkelsen 27,000 shares, and Mr. Potvin 27,000 shares.

(2)	Messrs. Timm, Belanger, Coleman, McChesney, and Mikkelsen are directors of Great Basin Energies, Inc., which owns 491,192 Common Shares, or 0.8% of the outstanding Common Shares. The foregoing individuals beneficially own 10.3%, 7.3%, 2.9%, 2.0%, and 1.8%, respectively, of the outstanding common shares of Great

Basin Energies, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in Great Basin Energies, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the Common Shares owned by Great Basin Energies, Inc.

(3)	Messrs. Timm, Belanger, Coleman, McChesney, and Mr. Mikkelsen are directors of MGC Ventures, Inc., which owns 258,083 Common Shares, or 0.4% of the outstanding Common Shares. The foregoing individuals beneficially own 11.5%, 11.7%, 4.8%, 3.8%, and 2.9%, respectively, of the outstanding common shares of MGC

Ventures, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in MGC Ventures, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the Common Shares owned by MGC Ventures, Inc.

(4)	Member of the Compensation Committee.

(5)	Member of the Audit Committee.

(6)	Member of the Executive Committee.

(7)	Member of the Nominating Committee

Each of the foregoing nominees has held his present principal occupation with his current employer or other positions with the same firm throughout the last five years, with the exception of Mr. McChesney, who in addition to assuming his current position with Foothills Auto Group, was controller for Remtech, Inc. in 2004 and 2005, and was president of LMO Test Systems, Inc. from March 1996 until December 2005.

If you complete and return the attached form of proxy, your representative at the Meeting, or any adjournment or postponement thereof, will vote your shares FOR the election of the nominees set out herein unless you specifically direct that your vote be withheld.

Item 2 – Appointment of Auditors

It is proposed that the firm of PricewaterhouseCoopers LLP be re-appointed by the Shareholders as independent certified public accountants to audit the financial statements of the Company for the year ending December 31, 2009 and that the Board be authorized to fix the auditors’ remuneration. PricewaterhouseCoopers LLP were first appointed auditors of the Company in 1992.

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote FOR the re-appointment of PricewaterhouseCoopers LLP as auditors of the Company until the next annual meeting of the Company’s Shareholders, or until their successors are duly appointed, at a remuneration to be fixed by the Board.

Item 3 – Re-approval of the Company’s 1997 Equity Incentive Plan

At the Meeting, Shareholders will be asked to pass an ordinary resolution re-approving the 1997 Equity Incentive Plan as amended in 2006 (the “Equity Incentive Plan”). The Equity Incentive Plan provides for the issuance of up to 10% of the outstanding Common Shares of the Company on a rolling basis, through the grant of “incentive stock options” and “non-statutory options” to purchase Class A Shares, stock appreciation rights (“SARS”), and restricted stock.

The Equity Incentive Plan was approved by the Shareholders on March 22, 2006 and expires on January 29, 2016. The rules and regulations of the Toronto Stock Exchange (the “TSX) require that, due to the 10% rolling provision, the Equity Incentive Plan be re-approved by the Shareholders every three years. As of March 22, 2009, grants were no longer allowed for issuance under the Equity Incentive Plan and the Equity Incentive Plan will remain in suspension until it is re-approved by the Shareholders.

Equity Incentive Plan as of April 23, 2009

		Percentage of issued and
		outstanding
	Total	Common Shares

Options available to grant	1,376,400	2.4

Options outstanding	4,440,679	7.6

Total available for issuance	5,817,079	10.0
under the Equity Incentive
Plan

Number of participants	23	N/A

Currently there are 1,151,500 shares of restricted stock issued under the Equity Incentive Plan that remain unvested, representing 1.9% of the issued and outstanding Common Shares, and no SARs have been granted.

The Equity Incentive Plan enables the Company to grant stock options, restricted stock, and SARS as a non-cash integral component of compensation, thereby assisting in the preservation of the Company’s cash asset. It also exposes the recipient to the volatility of the market value of the Class A Shares which is representative of the success of the Company.

If the Equity Incentive Plan is not re-approved, the Company will have to consider other means in which it compensates employees, directors and consultants. Stock options and restricted shares that have already been granted can be exercised or issued in accordance with the current Equity Incentive Plan. If the resolution is not approved by the Shareholders, previously issued stock options that are canceled or expire will not become available for re-allocation. For a more detailed description of the Equity Incentive Plan see Equity Incentive Plan, 1997 Equity Incentive Plan.

Re-Approval of the Equity Incentive Plan

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the approval of the resolution.

The following is the form of ordinary resolution to be approved by the Shareholders at the Meeting:

“BE IT RESOLVED THAT:

1.	All unallocated stock options, stock appreciation rights (SARS) and restricted stock issuable pursuant to the Equity Incentive Plan are hereby ratified, reconfirmed and re-approved until June 11, 2012; and

2.	Any officer or director is hereby authorized to execute and deliver any documents, instruments or other writings and to do all other acts as may be necessary or desirable to give effect to the foregoing resolution.”

The Board has determined that the re-approval of the Equity Incentive Plan is in the best interest of the Company and recommends that the Shareholders vote in favor of the resolution authorizing such re-approval.

Item 4 - Continuation of and Amendment to the Shareholder Rights Plan

Amended and Restated Shareholder Rights Plan Agreement

Introduction

The Company originally implemented a shareholder rights plan agreement on October 5, 1998, which was first approved by Shareholders in 1999. That shareholder rights plan agreement has been amended and/or restated from time to time since then, and was last ratified, confirmed and approved by the Company’s Shareholders on March 22, 2006 (the “2006 Rights Plan”). On December 18, 2008 the Board approved an amendment to the 2006 Rights Plan in response to a take-over bid made by Rusoro Mining Ltd., which is no longer outstanding. The 2006 Rights Plan will expire on June 30, 2009.

The Board has now approved an amended and restated shareholder rights plan agreement (the “2009 Rights Plan”) to continue the outstanding rights granted under the predecessor shareholder rights plan on the terms and conditions of the 2009 Rights Plan and to reconfirm the continued issuance of the rights. A summary of the material terms and conditions of the 2009 Rights Plan, followed by the full text of the form of 2009 Rights Plan, is set out in “Appendix C”. Shareholders will be asked at the Meeting to vote on a resolution (the “Rights Plan Resolution”) to ratify, confirm and approve the adoption of the 2009 Rights Plan. The Rights Plan Resolution must be passed by a majority of the votes cast by Independent Shareholders (as defined in the 2009 Rights Plan) at the Meeting. The TSX has taken the position that, regardless of a requirement in any shareholders rights plan that amendments to the plan be approved by a majority of Independent Shareholders, the TSX will require that in addition to such approval by Independent Shareholders, the amendment must also be approved by a majority of all votes cast by all Shareholders (including Shareholders that are not Independent Shareholders). At the date of this Circular, the Company believes that all Shareholders are Independent Shareholders.

The 2009 Rights Plan was not adopted or approved in response to or in anticipation of any pending or threatened take-over bid and the Board is not aware of any third party considering or preparing any proposal to acquire control of the Company. However, the amendment to the definition of “Permitted Bid” described below has been proposed as a result of a take-over bid made for the Company in December 2008 by Rusoro Mining Ltd. which is no longer outstanding. The 2009 Rights Plan does not reduce the duty of the Board to act honestly, in good faith and in the best interests of the Company and its shareholders, and to consider on that basis any bid made for the Company.

Key Differences between the 2006 Rights Plan and the 2009 Rights Plan

The key difference between the 2006 Rights Plan and the 2009 Rights Plan is the addition of a provision to the definition of a “Permitted Bid” that is not common to shareholder rights plans, but which the Company believes is important to enabling the 2009 Rights Plan to preserve the fair treatment of shareholders. The new provision provides that a take-over bid cannot be a “Permitted Bid” if, at the time the bid is made, the bidder and certain of its representatives possess confidential information regarding the Company unless the bidder and those representatives have entered into a confidentiality agreement containing a standstill provision within the three months preceding the commencement of the bid.

In addition, the exercise price of the rights has been reduced from Cdn. $70 to an amount equal to twice the market price of the Common Shares from time to time or as of the Separation Date (as defined in Appendix C), as applicable.

The Company has also made a small number of minor changes to the 2009 Rights Plan for the purpose of conforming certain provisions to current practices of Canadian companies with respect to shareholder rights plans.

Objectives of the 2009 Rights Plan

The principal purpose of the 2009 Rights Plan continues to be to encourage a bidder either to make a Permitted Bid (as defined in Appendix C) having terms and conditions designed to meet the objectives of the 2009 Rights Plan, or to negotiate the terms of the bid with the Board. If a bidder fails to do so and takes up Common Shares in a bid that is not a “Permitted Bid”, then holders of the rights would be entitled to exercise their rights to purchase additional Common Shares of the Company at a 50% discount to market. If the rights were exercised, this would result in a substantial dilution of the bidder’s holdings of Common Shares.

The 2009 Rights Plan is intended to achieve its purpose by, among other things, addressing the following issues and concerns:

Time

Current Canadian securities law requires that a take-over bid remain open for acceptance for a minimum period of 35 days. The Board believes that 35 days may not be a sufficient amount of time to permit the Board and the shareholders to assess a bid and for the Board to take appropriate actions under the circumstances to maximize shareholder value, whether by negotiating with the bidder, soliciting competing bids or taking other actions determined by the Board to be appropriate. The 2009 Rights Plan provides that a Permitted Bid must be open for at least 60 days and must remain open for a further period of 10 business days after the bidder publicly announces that more than 50% of the outstanding Voting Shares held by Independent Shareholders have been deposited or tendered and not withdrawn. The “Voting Shares” include the Common Shares and any other shares of the Company that at the relevant time are entitled to vote for the election of the Company’s directors. Currently, the Common Shares are the only Voting Shares of the Company.

Pressure to Tender

A shareholder may feel pressure to tender to a take-over bid that the shareholder considers to be inadequate because, in failing to tender, the shareholder may be left with illiquid or minority discounted shares. This is particularly so in the case of a partial bid where the bidder wishes to obtain a control position but does not wish to acquire all of the Common Shares. The 2009 Rights Plan contains a shareholder approval mechanism in the Permitted Bid definition, which provides that no Voting Shares may be taken up and paid for under a bid unless more than 50% of the outstanding Voting Shares held by Independent Shareholders have been deposited or tendered to the bid and not withdrawn.

The 2009 Rights Plan also requires a Permitted Bid to remain open for acceptance for a period of 10 business days following a public announcement that more than 50% of the outstanding Voting Shares have been deposited to the bid. The Company believes that this provision reduces the pressure on a shareholder to tender to a bid.

Unequal Treatment of Shareholders

Under current Canadian securities law, a bidder may obtain control or effective control of the Company without paying full value, without obtaining shareholder approval and without treating all of the shareholders equally. For example, a bidder could acquire blocks of shares by private agreement from one or a small group of shareholders at a premium to market price, subject to certain limits, but not provide that premium to other shareholders of the Company. Under the 2009 Rights Plan, if a take-over bid is to qualify as a Permitted Bid, all bids to acquire 20% or more of the Company’s outstanding Voting Shares must be made to all shareholders and must satisfy certain other conditions.

The Board should be able to establish a fair and equal bid process

The Board believes that a person should not be permitted to make a take-over bid for the Company at a time when that person possesses confidential information regarding the Company but has not entered into a confidentiality agreement containing a standstill provision with the Company. Without such an agreement it would be difficult for the Board to encourage or seek out alternative transactions to enhance shareholder value because other potential bidders would possess only the information regarding the Company contained in the public record or would be subject to the type of confidentiality agreement and standstill provisions that are customarily signed by potential bidders in connection with an auction process. Those other potential bidders would likely believe that they were at a disadvantage to the bidder that was able to determine a bid price on the basis of confidential information not available to other potential bidders. For this reason, the Board has included in the definition of “Permitted Bid” a requirement that the bid not be made by parties in possession of confidential information unless they and the Company have entered into a confidentiality agreement containing a standstill provision within the three months prior to the commencement of the bid.

Effect of the 2009 Rights Plan

It is not the intention of the Board to entrench itself or avoid a bid for control that is fair and in the best interests of shareholders. For example, shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the 2009 Rights Plan, regardless of whether it is acceptable to the Board. In addition, even if a bid does not meet the Permitted Bid criteria, the Board must act honestly and in good faith with a view to the best interests of the Company and its shareholders. Generally, Canadian securities regulators do not permit the board of directors of a company confronted with an unsolicited take-over bid to maintain a shareholder rights plan indefinitely in order to keep a bid from the shareholders. However, Canadian securities regulators have indicated that so long as the board is actively and realistically seeking value-maximizing alternatives, shareholder rights plans serve a legitimate purpose. In the event of an unsolicited take-over bid that is not a Permitted Bid, the Board believes that the provisions of the 2009 Rights Plan will provide the Board with additional time to evaluate the bid and to explore and develop alternatives to maximize shareholder value, to provide for equal treatment of all shareholders and lessen the pressure on a shareholder to tender to a bid.

Confirmation by Shareholders

If the Rights Plan Resolution is approved at the Meeting, the Company and Computershare Investor Services Inc. (the “Rights Agent”) will enter into the 2009 Amended and Restated Shareholder Rights Plan Agreement to take effect at the end of the Meeting. The 2009 Rights Plan has a maximum term of three years unless renewed by Shareholders of the Company. If the Rights Plan Resolution is not approved at the Meeting, the rights and the 2006 Rights Plan will terminate on June 30, 2009, the proposed 2009 Rights Plan will never become effective and the Company will no longer have any form of shareholder rights plan.

The Board reserves the right to alter any terms of or not to proceed with the 2009 Rights Plan at any time prior to the Meeting in the event that the Board determines, in light of subsequent developments, that to do so is in the best interests of the Company. A summary of, and the complete text of, the form of 2009 Rights Plan is appended to this Circular as Appendix C. The complete text of the 2009 Rights Plan is also available upon request. Shareholders wishing to receive a copy of the 2009 Rights Plan should submit their request by telephone, (509) 623-1500, by facsimile, (509) 623-1634, by e-mail, www.info@goldreserveinc.com, or by mail to 926 W. Sprague, Suite 200, Spokane, WA 99201, USA, Attention: Mary E. Smith.

Recommendation of the Board

The Board has concluded that the original reasons for the adoption of a rights plan continue to exist and the continuation of the Company’s rights plan under the terms of the 2009 Rights Plan is in the best interests of the Company. Accordingly, the Board unanimously recommends that the Shareholders ratify, reconfirm and re-approve the 2009 Rights Plan by voting FOR the Rights Plan Resolution at the Meeting. Unless instructed otherwise, management nominees named in our Form of Proxy will vote FOR the Rights Plan Resolution.

Proposed Adoption of Amended and Restated Rights Plan Agreement

Subject to Shareholder ratification, confirmation and approval at the Meeting, the Board of Directors of the Company has authorized the 2009 Rights Plan on the terms set out in the form of the 2009 Rights Plan appended to this Circular as Appendix C. If the proposed Rights Plan Resolution is passed, the Company expects that it and the Rights Agent will enter into the 2009 Rights Plan shortly after the Meeting.

The following Rights Plan Resolution in respect of the ratification, confirmation and approval of the 2009 Rights Plan will be proposed at the Meeting:

“BE IT RESOLVED THAT:

The amended and restated shareholder rights plan agreement and the rights plan contained therein originally dated October 5, 1998 and last amended and restated on March 12, 2006, be ratified, reconfirmed and re-approved, and further amended and restated in substantially the form of agreement appended as Appendix C to this Proxy Circular dated April 23, 2009.”

In order for the 2009 Rights Plan to be approved, the Rights Plan Resolution must be passed by the affirmative vote of a majority of the votes cast on the resolution by Independent Shareholders, as defined in the 2009 Rights Plan.

Item 5 – Consolidated Financial Statements

A copy of the consolidated financial statements of the Company for the year ended December 31, 2008 and the report of the auditors on the consolidated financial statements are included in the Annual Report and will be submitted at the Meeting. Copies of the consolidated financial statements can also be obtained on www.sedar.com.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Committee

The Company’s compensation program was administered during 2008 by the Compensation Committee of the Board (the “Compensation Committee”), composed of Mr. Mikkelsen and Mr. Potvin. The function of the Compensation Committee was to evaluate the Company’s performance and the performance of the Chief Executive Officer, the Chief Financial Officer and each of the next three most highly compensated executive officers (collectively, the “Named Executive Officers”). The Compensation Committee approves the cash and equity-based compensation of the Named Executive Officers and submits such approvals to the full Board for ratification. The Board has complete discretion over the amount and composition of each Named Executive Officer’s compensation. Compensation matters relating to the directors were administered by the full Board.

Compensation Program Philosophy

The goal of the compensation program is to attract, retain and reward employees and other individuals who contribute to both the immediate and the long-term success of the Company. Contributions are largely measured subjectively, and are rewarded through cash and equity-based compensation vehicles.

The following objectives are considered in setting the compensation programs for the Named Executive Officers:

  Set compensation and incentive levels that reflect competitive market practices for similar experience and similar size companies and mining projects; and
  Encourage stock holdings to align the interests of the Named Executive Officers with those of Shareholders.

The Company evaluates the extent to which strategic and business goals are met and measures individual performance, albeit subjectively, against development objectives and the degree to which teamwork and Company objectives are promoted. The Company strives to achieve a balance between the compensation paid to a particular individual and the compensation paid to other employees and executives having similar responsibilities within the Company. The Company also strives to ensure that each employee understands the components of his or her salary, and the basis upon which it is determined and adjusted.

Compensation Elements and Rationale for Pay Mix Decisions

To reward both short and long-term performance in the compensation program and in furtherance of the Company’s compensation objectives noted above, the Company’s executive compensation philosophy includes the following two principles.

Compensation levels should be competitive

A competitive compensation program is vital to the Company’s ability to attract and retain qualified senior executives. The Company regularly reviews survey data and regularly assesses peer group data to ensure that the compensation program is competitive.

Incentive compensation should balance short and long-term performance

To reinforce the importance of balancing strong short-term annual results and long-term viability and success, Named Executive Officers receive both short and long-term incentives. Short-term incentives focus on the achievement of certain objectives for the upcoming year, while stock options and stock bonus awards create a focus on share price appreciation over the long term.

Compensation Benchmarking

The Company in the past established base salaries by using an extensive internal survey of base salaries paid to officers of mining companies with similar experience, similar size mining projects, small to medium size producing companies and other development stage mining companies with large mining projects. All of the participants of the internally generated survey are listed on the NYSE Amex, TSX or TSX-Venture Exchange. For these reasons the Company believes the survey is a very good representation of appropriate mining companies average salaries and a good basis on which to make comparisons to the Company.

Components of Executive Compensation

The components of executive compensation are as follows:

Base Salary. The administration of the program requires the Compensation Committee to review annually the base salary of each executive officer of the Company and to consider various factors, including individual performance, experience, time in position, future potential, responsibility, and the executive’s current salary in relation to the executive salary range at other mining companies. These factors are considered subjectively and none are accorded a specific weight.

Bonuses. In addition to base salary, the Compensation Committee from time-to-time recommends to the Board payments of discretionary bonuses to executives and selected employees. Such bonuses are based on the same criteria and determined in a similar fashion as described above.

Equity. The Compensation Committee from time-to-time recommends to the Board grants of options and/or restricted stock share awards to executives and selected employees. In addition, the Compensation Committee annually determines the contribution to the KSOP Plan for allocation to individual participants. Participation in the KSOP Plan by individual employees, including officers, is governed by the terms of the KSOP Plan. See “Incentive Plan Awards –KSOP Plan”.

Chief Executive Officer’s Compensation

It is the responsibility of the Compensation Committee to review and recommend the compensation package for the Chief Executive Officer based on the same factors as those used in determining the base salaries for the other Named Executive Officers listed above.

The Compensation Committee has not developed specific quantitative or qualitative performance measures or other specific criteria for determining the compensation of the Company’s Chief Executive Officer, primarily because the Company does not yet have a producing mine or other operations from which such quantitative data can be derived.

The Company relies on Board discussions without any formal objectives criteria and analysis. As a consequence, the determination of the Chief Executive Officer’s compensation in 2008 was based on an internal survey of other companies, was subjective, and based on the advancement of the Brisas project, efforts to restore the Permit to Affect at the Brisas project, acquisition of other permits, compliance of Brisas project rights, advancement of financing goals and the identifying and analyzing of new corporate opportunities.

Other Named Executive Officers’ Compensation

In determining the compensation of the other Named Executive Officers, the compensation in 2008 was also based on an internal survey of other companies, was subjective, and based on the advancement of the Brisas project, efforts to restore the Permit to Affect at the Brisas project, acquisition of other permits, compliance of Brisas project rights, advancement of financing goals and the identifying and analyzing of new corporate opportunities.

Change of Control Agreements

The Company maintains Change of Control Agreements with each of the Named Executive Officers which were implemented by the Board to induce the Named Executive Officers to remain with the Company and continue their involvement in the ongoing development of the Brisas project. A “Change of Control” means one or more of the following: the acquisition by any individual, entity or group, of beneficial ownership of the Company of 25 percent of the voting power of the outstanding Common Shares; a change in the composition of the Board that causes less than a majority of the current directors to be members of the incoming board; reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company; liquidation or dissolution of the Company; or any other event the Board reasonably determines constitutes a Change of Control. Change of Control benefits become payable under the terms of the Change of Control agreements if, within 12 months following a Change of Control, the employee’s employment is terminated by the Company or the surviving or successor entity without cause or the employee voluntarily terminates his/her employment for specified reasons. Such reasons include a substantial alteration in the nature or status of employment responsibilities or a reduction in compensation or benefits.

The Board believes these individuals’ familiarity and long-standing involvement with the Brisas project are important assets to the Company and their continued employment is important. The loss of their continued services could have a detrimental impact on future operations of the Company. The Board based the change of control time period of 24 months compared to 36 months primarily on seniority of position and responsibility and length of service with the Company.

See “Termination and Change of Control Benefits”.

Performance Graph

The following chart compares the total cumulative shareholder return (assuming re-investment of dividends) for $100 invested in shares of the Company with the cumulative total return of the Nasdaq Market and the S & P Gold and Precious Metals Mining Index for the period commencing on December 31, 2003 and ending on December 31, 2008.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Gold Reserve Inc, The NASDAQ Composite Index And The S&P Gold Index

EXECUTIVE COMPENSATION

Summary Compensation Tables

The following table discloses the compensation paid or granted by the Company, in accordance with the provisions of National Instrument 51-102, to the Named Executive Officers.

The Share Based Awards set forth in the table represents the number of restricted shares granted during the year and the value of the share based award is calculated based on the value of the Class A Shares on the date of grant multiplied by the total number of restricted shares granted.

The Option Based Awards set forth in the table represent the number of options granted during the year and the value of the option based award is calculated based on the Black-Scholes model for options granted during the year.

The amount related to Share Based Awards and Option Based Awards does not necessarily represent the value of the shares when vesting occurs, the value of the options when exercised, or value the employee may realize from the sale of the shares.

									All Other		Total
		Salary					Non-equity incentive		Compensation		compensation
		$	Share Based Awards		Option Based Awards		plans compensation

							Annual	Long-
							incentive	term	KSOP	Cash
							plans	incentive	Contribution	Bonus
			#	$	#	$	($)	plans $	($) (1)	$

Rockne J. Timm	2008	300,000	150,000	40,500	245,000	48,577	-	-	30,500	43,825	463,401

Chief Executive Officer	2007	250,000	150,000	708,000	300,000	664,720	-	-	44,995	125,075	1,792,790

	2006	250,000	20,000	97,600	250,000	596,655	-	-	38,763	80,000	1,063,018

Robert A. McGuinness	2008	198,000	150,000	64,500	81,668	16,193	-	-	29,407	32,158	340,258

Vice President Finance	2007	140,000	12,500	59,000	62,500	138,482	-	-	44,995	37,575	420,052

and CFO	2006	140,000	10,000	48,800	100,000	229,392	-	-	34,880	47,500	500,492

A. Douglas Belanger	2008	270,000	135,000	36,450	213,336	42,299	-	-	30,500	40,250	419,499

President	2007	225,000	135,000	637,200	275,000	609,325	-	-	44,995	115,075	1,631,595

	2006	225,000	20,000	97,600	250,000	652,337	-	-	38,763	75,000	1,088,700

James P. Geyer	2008	240,000	90,000	24,300	158,336	31,394	-	-	30,500	37,075	363,269

Senior Vice President	2007	200,000	90,000	424,800	200,000	443,145	-	-	44,995	100,075	1,213,015

	2006	200,000	15,000	73,200	150,000	411,113	-	-	38,763	55,000	778,076

Douglas E. Stewart	2008	169,993	60,000	16,200	70,000	13,879	-	-	27,049	17,575	244,703

Vice President – Project	2007	149,000	60,000	283,200	75,000	166180	-	-	44,995	50,075	693,450

Development	2006	139,833	7,500	36,600	50,000	117,143	-	-	33,007	40,000	366,583

(1)	Represents the Company’s contribution in the form of cash allocated to the KSOP Plan for 2008 and the dollar value of the following number of Class A Shares purchased under the Company’s KSOP Plan and allocated to the account of each Named Executive Officer during 2007 and 2006, respectively as follows: Mr. Timm: 9,043 and 18,318; Mr. McGuinness: 9,043 and 16,445; Mr. Belanger: 9,043 and 18,318; Mr. Geyer: 9,043 and 18,318; and Mr. Stewart: 9,043 and 15,598.

INCENTIVE PLAN AWARDS

Outstanding Share Based Awards and Option Based Awards

The following table sets forth information concerning all outstanding stock options to acquire Class A Shares and unvested restricted shares to the Named Executive Officers pursuant to the rules and policies of the TSX and the regulations of the NYSE Amex as of December 31, 2008:

		Option Based Awards			Share Based Awards

						Market or
						payout
					Number of	value of
	Number of				shares or units	share based
	securities	Option		Value of	of shares that	awards that
	underlying	exercise	Option	unexercised in-	have not	have not
	unexercised	price	expiration	the-money options	vested	vested
Name	options	($)	date	($) (1)	(#) (2)	($) (3)

Rockne J. Timm	50,000	4.834	5/27/2009	-	-	-

	45,000	3.390	7/26/2009	-	-	-

	50,000	4.834	11/27/2009	-	-	-

	50,000	4.834	5/27/2010	-	-	-

	50,000	4.834	11/27/2010	-	-	-

	50,000	4.834	5/27/2011	-	-	-

	75,000	3.954	10/5/2011	-	-	-

	50,000	4.085	10/24/2011	-	-	-

	50,000	4.296	11/7/2011	-	-	-

	50,000	4.608	11/14/2011	-	-	-

	25,000	5.073	11/24/2011	-	-	-

	245,000	0.290	12/5/2013	159,250	-	-

Total	790,000			159,250	150,000	141,000

Robert A. McGuinness	10,417	4.834	5/27/2009	-	-	-

	10,000	3.390	7/26/2009	-	-	-

	10,417	4.834	11/27/2009	-	-	-

	10,417	4.834	5/17/2010	-	-	-

	10,416	4.834	11/27/2010	-	-	-

	10,416	4.834	5/27/2011	-	-	-

	52,000	4.190	9/27/2011	-	-	-

	24,000	4.000	10/3/2011	-	-	-

	24,000	4.024	10/19/2011	-	-	-

	81,668	0.290	12/5/2013	53,084	-	-

Total	243,751			53,084	90,000	84,600

A. Douglas Belanger	45,834	4.834	5/27/2009	-	-	-

	30,000	3.390	7/26/2009	-	-	-

	45,833	4.834	11/27/2009	-	-	-

	45,833	4.834	5/27/2010	-	-	-

	45,833	4.834	11/27/2010	-	-	-

	45,833	4.834	5/27/2011	-	-	-

	75,000	4.031	10/27/2011	-	-	-

	50,000	4.618	11/16/2011	-	-	-

	75,000	5.074	11/24/2011	-	-	-

	50,000	5.244	11/29/2011	-	-	-

	213,336	0.290	12/5/2013	138,668	-	-

Total	722,502			138,668	135,000	126,900

James P. Geyer	33,334	4.834	5/27/2009	-	-	-

	25,000	3.390	7/26/2009	-	-	-

	33,333	4.834	11/27/2009	-	-	-

	33,333	4.834	5/27/2010	-	-	-

	33,333	4.834	11/27/2010	-	-	-

	33,333	4.834	5/27/2011	-	-	-

	11,000	4.190	9/27/2011	-	-	-

		Option Based Awards			Share Based Awards

						Market or
						payout
					Number of	value of
	Number of				shares or units	share based
	securities	Option		Value of	of shares that	awards that
	underlying	exercise	Option	unexercised in-	have not	have not
	unexercised	price	expiration	the-money options	vested	vested
Name	options	($)	date	($) (1)	(#) (2)	($) (3)

	25,000	3.966	11/1/2011	-	-	-

	25,000	5.074	11/24/2011	-	-	-

	50,000	5.363	12/4/2011	-	-	-

	25,000	5,290	12/7/2011	-	-	-

	14,000	5.096	12/11/2011	-	-	-

	158,336	0.290	12/5/2013	102,918		-

Total	500,002			102,918	90,000	84,600

Douglas E. Stewart	12,500	4.834	5/27/2009	-

	20,000	3.390	7/26/2009	-

	12,500	4.834	11/27/2009	-

	40,000	3.690	3/31/2010	-

	12,500	4.834	5/27/2010	-

	12,500	4.834	11/27/2010	-

	12,500	4.834	5/27/2011	-

	50,000	4.190	9/27/2011	-

	70,000	0.290	12/5/2013	45,500

Total	242,500			45,500	60,000	56,400

(1)	The “Value of unexercised in-the-money options” was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such options. At December 31, 2008, the closing price of the Class A Shares on the NYSE Amex was $0.94.

(2)	Represents the number of unvested restricted shares at December 31, 2008.

(3)	The “Market or payout value” was calculated by multiplying the total number of unvested restricted shares times $0.94, the closing price of the shares on the NYSE Amex on December 31, 2008.

Incentive Plan Awards – Value vested or earned during the year

	Option Based
	Awards – Value		Non-equity incentive plan
	vested during the	Share Based Awards – Value	compensation – Value
Name	year ($) (1)	vested during the year ($) (2)	earned during the year ($)

Rockne J. Timm
Chief Executive Officer and	36,408	68,250	-
Director

Robert A. McGuinness			-
Vice President Finance and CFO	10,798	24,600

A. Douglas Belanger			-
President and Director	20,035	64,000

James P. Geyer			-
Senior Vice President and	6,523	44,925
Director

Douglas E. Stewart			-
Vice President Project	2,375	16,400
Development

(1)	Represents the aggregate market value that would have been realized if the options vesting during 2008 had been exercised on the vest date. The value was calculated by determining the difference between the market value of the securities underlying the option on the vest date and the exercise price of such options.

(2)	Represents the aggregate market value of share based awards that vested during 2008. The market or payout value was calculated by multiplying the total number of restricted shares vesting times the closing price of the Class A Shares on the NYSE

Amex on the vest date.

Equity Incentive Plans

The Company presently has two stock option plans, the Equity Incentive Plan and the Venezuelan Equity Incentive Plan summarized as follows:

Equity Incentive Plan

The Equity Incentive Plan provides for the issuance of up to a rolling 10% of the outstanding Common Shares of the Company, through the grant of “incentive stock options” and “non–statutory options” to purchase Class A Shares, SARs, and restricted shares. Pursuant to TSX requirements the Plan must be re-approved every three years.

The purpose of the Equity Incentive Plan is to advance the interests of the Company and its subsidiaries and promote continuity of management by encouraging and providing employees, directors and consultants with the opportunity to acquire an equity interest in the Company and to participate in shareholder value. It also assists in the Company’s ability to attract and retain the services of employees, directors, and consultants upon whose judgment, interest, skills, and special effort the successful conduct of its operations is largely dependent.

Employees and consultants of the Company and its subsidiaries are eligible to receive grants under the Plan. The Board or a committee of the Board is responsible for the administration of the Plan.

Options, SARs, and restricted shares granted under the Plan are generally granted at the fair market value of the Class A Shares. For purposes of the Plan, the “fair market value” is, subject to any applicable rules of the TSX or the NYSE Amex, the volume weighted average trading price or the U.S. dollar equivalent of the Class A Shares calculated by dividing the total value by the total volume of Class A Shares on the exchange where the majority of the trading volume and value of the Class A Shares occurs, for the five trading days immediately preceding the relevant date.

A SAR entitles the holder of the related option, upon exercise of the SAR, to surrender all or any portion of the option to the extent unexercised, and to receive payment of an amount determined by multiplying (i) the excess of the fair market value of the Class A Shares immediately preceding the date of exercise of the SAR over the option price under the related option, by (ii) the number of shares as to which such SAR has been exercised. However, the agreement under which the SAR is granted may limit in any manner the amount payable with respect to any SAR. Payment may be made by the Company in the form of Class A Shares, cash or a combination of Class A Shares and cash.

The maximum number of Class A Shares issuable to insiders:

a) at any time, under all security based compensation arrangements, cannot exceed 10% of the outstanding Common Shares of the Company on the date of grant; and

b) within any one year period, under all security based compensation arrangements, cannot exceed 10% of the outstanding Common Shares on the date of grant.

Each option grant is limited to a maximum duration of 10 years from the time it is granted, except that an incentive stock option granted to a 10% Shareholder shall have a maximum duration of five years from the time it is granted and the vesting period is discretionary.

Restricted shares issued under the Plan may be subject to restrictions imposed by the Board, including restrictions on the sale, transfer, pledge or assignment of such shares. During the period of restriction, persons holding restricted shares granted pursuant to the Plan may exercise full voting rights and be entitled to all dividends and other distributions paid with respect to such shares.

No option shall be transferable by the optionee except by (i) will or by the laws of descent and distribution; (ii) a qualified domestic relations order (as defined in the Code or Title 1 of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder); or (iii) gift to the optionholder's child(ren) or grandchild(ren), whether directly or indirectly or by means of a trust, partnership or otherwise.

All options are exercisable, during the optionholder’s lifetime, only by the optionholder or by the optionholder’s guardian, legal representative, or alternative payee pursuant to a qualified domestic relations order. References to “optionholder” in this description include the optionholder’s guardian and legal representative named in the option agreement and any person to whom an option is transferred by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order or a gift permitted by the Plan. Unlike the transfer provisions governing our other options, incentive stock options are only transferable by will or by the laws of descent and distribution.

The Plan also provides the following upon termination of employment with regard to the options outstanding at the date of termination:

Retirement - any then outstanding options under the Plan may be exercised at any time prior to the earlier of the expiration date of the outstanding options or 12 months after the date of retirement;

For cause - any then outstanding options become null and void;

Involuntary termination of employment - any then outstanding options that are vested at the time of termination may be exercised at any time prior to the earlier of the expiration date of the vested outstanding options or 30 days after the date of termination;

Voluntary termination of employment - any then outstanding options that are vested at the time of termination may be exercised at any time prior to the earlier of the expiration date of the vested outstanding options or 90 days after the date of termination.

The Board may, at any time and from time to time, modify, amend, suspend or terminate the Plan in any respect. Amendments to the Plan are subject to Shareholder approval to the extent required to comply with any rules and regulations of any stock exchange on which the Class A Shares are listed. Shareholder approval for the following types of amendments is not required:

(a)	amendments of a “housekeeping” nature;

(b)	a change in the vesting provisions of a security issued pursuant to the Equity Incentive Plan;

(c)	a change in the termination provisions of a security issued pursuant to the Equity Incentive Plan, which does not entail an extension beyond the original expiry date; and

(d)	the addition of a cashless exercise feature, payable in cash or securities, which provides for a net deduction of the number of underlying securities from the Equity Incentive Plan reserve.

The following table sets forth the information regarding the Equity Incentive Plan as of December 31, 2008:

Number of securities
	Number of securities to be	Weighted-average exercise	remaining available for
	issued upon exercise of	price of outstanding	future issuance under
	outstanding options,	options, warrants and	equity compensation plans
Plan Category	warrants and rights	rights

Equity compensation plans
approved by Shareholders	3,968,179	$3.20	1,793,750

Equity compensation plans
not approved by
Shareholders	-	-	-

Total	3,968,179	$3.20	1,793,750

Venezuelan Equity Incentive Plan

The Venezuelan Equity Incentive Plan (the “Venezuelan Plan”) provides for the issuance of up to a rolling 10% of the outstanding Common Shares of the Company, through the grant of “incentive stock options” and “non–statutory options” to purchase Class A Shares, SARs and restricted shares. The Venezuelan Plan was approved by the Shareholders on June 10, 2008 and expires on April 10, 2018.

As of April 23, 2009 options for the purchase of 1,039,752 Class A Shares remained outstanding and 4,777,327 Class A Shares remained available for grant under the Venezuelan Plan. The combined total available for issuance under the Venezuelan Plan is 5,817,079. Since inception, 96,000 restricted shares have been granted from the Venezuelan Plan, 60,000 of which remain unvested, and no SARs have been granted.

Employees and consultants of the Company’s Venezuelan subsidiaries are eligible to receive grants under the Venezuelan Plan. The Board or a committee of the Board is responsible for the administration of the Venezuelan Plan.

Options, SARs, and restricted shares granted under the Plan are generally granted at the fair market value of the Class A Shares. For purposes of the Plan, the “fair market value” is, subject to any applicable rules of the TSX or the NYSE Amex, the volume weighted average trading price or the U.S. dollar equivalent of the Class A Shares calculated by dividing the total value by the total volume of Class A Shares on the exchange where the majority of the trading volume and value of the Class A Shares occurs, for the five trading days immediately preceding the relevant date.

A SAR entitles the holder of the related option, upon exercise of the SAR, to surrender all or any portion of the option to the extent unexercised, and to receive payment of an amount determined by multiplying (i) the excess of the fair market value of the Class A Shares immediately preceding the date of exercise of the SAR over the option price under the related option, by (ii) the number of shares as to which the SAR has been exercised. However, the agreement under which the SAR is granted may limit in any manner the amount payable with respect to any SAR.

Payment may be made by the Company in the form of Class A Shares, cash or a combination of Class A Shares and cash.

Each option grant is limited to a maximum duration of 10 years from the time it is granted and the vesting period is discretionary.

Restricted shares issued under the Venezuelan Plan may be subject to restrictions imposed by the Board, including restrictions on the sale, transfer, pledge or assignment of such shares. During the period of restriction, persons holding restricted shares granted pursuant to the Venezuelan Plan may exercise full voting rights and be entitled to all dividends and other distributions paid with respect to such shares.

No option can be transferable by the optionholder. All options are exercisable during the optionholder’s lifetime, only by the optionholder or by the guardian or legal representative of the optionholder or its alternative payee pursuant to such qualified domestic relations order. For purposes of the description of the Venezuelan Plan the terms “holder” and “optionee” include the guardian and legal representative of the optionholder named in the option agreement.

The Venezuelan Plan provides the following for termination of employment with regard to the options outstanding at the date of termination:

Retirement - any then outstanding options under the Venezuelan Plan may be exercised at any time prior to the earlier of the expiration date of the outstanding options or 12 months after the date of retirement.

For cause - any then outstanding options become null and void.

Involuntary termination of employment - any then outstanding options that are vested at the time of termination may be exercised at any time prior to the earlier of the expiration date of the vested outstanding options or 30 days after the date of termination.

Voluntary termination of employment - any then outstanding options that are vested at the time of termination may be exercised at any time prior to the earlier of the expiration date of the vested outstanding options or 90 days after the date of termination.

The Board may, at any time and from time to time, modify, amend, suspend or terminate the Venezuelan Plan without Shareholder approval. Amendments to the Venezuelan Plan are subject to Shareholder approval to the extent required to comply with any rules and regulations of any stock exchange on which the Class A Shares are listed. Shareholder approval for the following types of amendments is not required:

(a)	amendments of a “housekeeping” nature;

(b)	a change in the vesting provisions of a security issued pursuant to the Venezuelan Plan;

(c)	a change in the termination provisions of a security issued pursuant to the Venezuelan Plan, which does not entail an extension beyond the original expiry date; and

(d)	the addition of a cashless exercise feature, payable in cash or securities, which provides for a net deduction of the number of underlying securities from the Venezuelan Plan reserve.

The following table sets forth the information regarding the Venezuelan Equity Incentive Plan as of December 31, 2008:

	Number of securities to be	Weighted-average exercise	Number of securities
	issued upon exercise of	price of outstanding	remaining available for
	outstanding options,	options, warrants and	future issuance under
Plan Category	warrants and rights	rights	equity compensation plans

Equity compensation plans
approved by
securityholders	1,039,752	$3.12	4,722,177

Equity compensation plans
not approved by
securityholders	-	-	-

Total	1,039,752	$3.12	4,722,177

Report on Re-pricing of Options in Last Ten Completed Fiscal Years (2000 and 2001)

During the last ten years the Shareholders approved two re-pricings of certain options held by the Named Executive Officers. The first re-pricing, dated April 3, 2000 and approved on June 2, 2000, was re-priced at a 25% premium to the market price of the Company’s Class A Shares. The second re-pricing, dated December 20, 2000 and approved June 8, 2001, was re-priced at a 50% premium to the market price of the Company’s Class A Shares and 50% of all vested options, or immediately exercisable options, were unvested for the following twelve-month period. All re-priced options had five-year lives from the date of approval by Shareholders and were exercised or expired by December 31, 2006. The following table details the repricing information for options held by Named Executive Officers for the last ten years:

10-YEAR TABLE OF OPTIONS AND SAR RE-PRICINGS

			Market			Length of
		Securities	Price of			Original Option
		Under	Securities at	Exercise Price		Term
		Options/	Time of Re-	at Time of Re-		Remaining at
		SARs	pricing or	pricing or	New Exercise	Date of Re-
	Date of Re-	Re-priced	Amendment	Amendment	Price	pricing or
Name	pricing	Or Amended (#)	($/Security)	($/Security)	($/Security)	Amendment

Rockne J. Timm	June 2, 2000	209,833	0.73	3.75	1.00	2.8 years

	June 8, 2001	27,200	0.47	1.13	0.72	1.7 years
		40,000	0.47	1.50	0.72	3.1 years
		50,000	0.47	2.59	0.72	2.2 years
		125,000	0.47	3.25	0.72	2.3 years
		244,667	0.47	3.75	0.72	2.2 years

Robert A. McGuinness	June 2, 2000	92,207	0.73	3.75	1.00	2.8 years

	June 8, 2001	30,000	0.47	1.50	0.72	3.1 years
		68,417	0.47	2.59	0.72	2.2 years
		115,998	0.47	3.75	0.72	2.2 years

A. Douglas Belanger	June 2, 2000	172,652	0.73	3.75	1.00	2.8 years

	June 8, 2001	26,000	0.47	1.13	0.72	1.7 years
		30,000	0.47	1.50	0.72	3.1 years
		65,000	0.47	2.59	0.72	2.2 years
		50,000	0.47	3.25	0.72	2.3 years
		230,303	0.47	3.75	0.72	2.2 years

			Market			Length of
		Securities	Price of			Original Option
		Under	Securities at	Exercise Price		Term
		Options/	Time of Re-	at Time of Re-		Remaining at
		SARs	pricing or	pricing or	New Exercise	Date of Re-
	Date of Re-	Re-priced	Amendment	Amendment	Price	pricing or
Name	pricing	Or Amended (#)	($/Security)	($/Security)	($/Security)	Amendment

James P. Geyer	June 2, 2000	84,736	0.73	3.75	1.00	2.8 years

	June 8, 2001	30,000	0.47	1.50	0.72	3.1 years
		64,209	0.47	2.59	0.72	2.2 years
		5,000	0.47	2.88	0.72	7.0 years
		100,264	0.47	3.75	0.72	2.2 years

Douglas E. Stewart	June 8, 2001	79,367	0.47	1.50	0.72	3.1 years

KSOP Plan

The Company’s subsidiary, Gold Reserve Corporation, maintains a KSOP Plan for the benefit of eligible employees. The KSOP Plan consists of two components– a salary reduction component (401(k)) and stock ownership component (ESOP). Eligible employees are those who have been employed for a period in excess of one year and who have worked at least 1,000 hours during the year in which any allocation is to be made.

Employee contributions to the 401(k) component of the KSOP Plan are limited in each year to the total amount of salary reduction the employee elects to defer during the year, which is limited in 2009 to $16,500 ($22,000 limit for participants who are 50 or more years of age, or who turn 50 during 2009).

Employer contributions, stated as a percentage of eligible compensation, are determined each year by the Board and allocations are made in the form of Class A Shares or by cash. The number of Class A Shares released for allocation is determined by multiplying the total eligible compensation by the contribution percentage approved by the Board and dividing that number by the average price of the Class A Shares remaining in the KSOP Plan for distribution. Employer contributions do not represent pension compensation. The employer contributions are disclosed under “Executive Compensation – Summary Compensation Tables”, under the column “All Other Compensation – KSOP Contributions”. All contributions, once made to the individual’s account under the KSOP Plan, are thereafter self-directed.

Total employer and employee annual contributions to an employee participating in both the 401(k) and ESOP components of the KSOP Plan are limited (in 2009) to a maximum of $49,000 ($54,500 limit for participants who are 50 or more years of age or who turn 50 during 2009). The annual dollar limit is an aggregate limit which applies to all contributions made under this plan or any other cash or deferral arrangements. For KSOP Plan year 2009 the Company has adopted a “Safe Harbor” contribution of 3% of eligible compensation.

Distributions from the KSOP Plan are not permitted before the participating employee reaches the age of 59, except in the case of death, disability, termination of employment by the Company or financial hardship. The employee stock ownership component of the KSOP Plan is qualified under Sections 421 and 423 of the U.S. Internal Revenue Code of 1986, as amended.

Allocated contributions to eligible KSOP Plan participants (15 participants for 2008) for plan years 2008, 2007, and 2006 were $269,679 (paid in cash); $386,930 (77,765 Class A Shares at

$0.4976 per share), and $272,412 (128,731 Class A Shares at $2.116 per share), respectively. The aggregate number of Class A Shares for the three-year period is 206,496, which represents 0.35% of the current issued and outstanding Common Shares. As of December 31, 2008, 22,246 Class A Shares remained in the KSOP Plan to be allocated to KSOP Plan participants, representing less than 0.01% of the issued and outstanding Common Shares of the Company at that time.

Retention Units

The Company maintains the Gold Reserve Director and Employee Retention Plan (the “Retention Plan”). Under the Retention Plan, the Board or a committee thereof may grant retention units (the “Units”) to directors and certain key employees of the Company or its subsidiaries.

Employees become eligible to participate if the Board or a committee thereof determines that the employee may have a significant opportunity to influence the growth of the Company or that the employee’s performance warrants further incentive or reward. Current participants in the Retention Plan include all directors of the Company, the officers and the other participants, all of whom have signed award agreements.

Vesting of the Units is based upon the occurrence of certain major corporate milestones: 50% upon successfully financing the Brisas project and 50% upon placing the Brisas project into production. The Units also become fully vested and payable upon a change of control. Subject to vesting provision, each Unit granted to participating directors and employees entitles such persons to receive a cash payment equal to the fair market value of one Class A Share (a) on the date the Unit was granted or (b) on the date any such participant becomes entitled to payment, whichever is greater.

No Units were granted to directors, executive officers and affiliates in 2008. As of December 31, 2008, an aggregate of 1,732,500 unvested Units have been granted to directors, executive officers and affiliates of the Company and 315,000 Units have been granted to other Retention Plan participants. The aggregate value of the aggregate awards as of December 31, 2008 was $8,935,200.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Termination of Employment, Change in Responsibilities and Employment Contracts

At this time, there are no written contracts of employment between the Company and the Named Executive Officers.

The Company does maintain Change of Control Agreements with each of the Named Executive Officers, which were implemented by the Board to induce the Named Executive Officers to remain with the Company in the event of a change of control. The Board believes these individuals’ familiarity and long-standing involvement with the Brisas project are important assets to the Company and their continued employment is important. The loss of their continued services could have a detrimental impact on future operations of the Company.

Existing Change of Control Arrangements with Executive Officers

The Company entered into Change of Control Agreements, beginning in 2003, with each of the Named Executive Officers and four other participants. Other than as disclosed herein, no other executive officers, directors or affiliates of the Company have Change of Control Agreements with Gold Reserve.

A Change of Control means one of more of the following: the acquisition by any individual, entity or group, of beneficial ownership of the Company of 25 percent of the voting power of the outstanding Common Shares; a change in the composition of the Board that causes less than a majority of the current directors to be members of the incoming board; reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company; liquidation or dissolution of the Company; or any other event the Board reasonably determines constitutes a Change of Control.

Pursuant to the Change of Control Agreements, in the event of a change of control of the Company each participant is entitled to, among other things, continue employment with Gold Reserve Corporation and, if the participant's employment is terminated within 12 months following the change of control for any reason other than termination by the Company for cause, such individual will be entitled to receive, among other things:

  An amount equal to 24 times his or her monthly salary (36 times for Messrs. Timm and Belanger), determined as of the date immediately prior to termination or the Change of Control, whichever is greater, plus any amounts required to be paid in connection with unpaid vacation time;
  An amount equal to two years of the Company’s KSOP contributions (based upon the maximum allowable allocation pursuant to applicable law and the participant's annual salary immediately prior to his or her termination date or the Change of Control, whichever is greater);
  An amount equal to the aggregate of all bonuses received during the 12 months prior to his or her termination date;
  A payment equal to two times the monthly premium for maintenance of health and insurance benefits for a period of 36 months;
  Cause all equity awards or equity-based awards (including options and restricted shares) granted to the participant to become fully vested and unrestricted;
  At the election of the participant, the buy-out of the cash value of any unexercised options based upon the amount by which the weighted average trading price of the Class A Shares for the last five days preceding the date the participant makes such election exceeds the exercise price of the options; and
  A payment equal to the value of the participant's vested retention units in accordance with the Retention Plan.

As further discussed in the following two paragraphs, the participants are entitled to receive certain "gross-up payments" (that is, an excess parachute gross-up payment and a deferred compensation gross-up payment) if payments that he or she receives are subject to the excise tax under Code Section 4999 on excess parachute payments or the additional tax and interest factor tax under Code Section 409A on deferred compensation. The intent of these gross-up payments is to put the participant in the same position, after tax, that he or she would have been in if the payments that the participant received had not been subject to the excise and additional taxes.

The Change of Control Agreements also provide for a gross-up payment if any payment made to or for the benefit of a participant (“Excess Parachute Payment”) would be subject to the excise tax imposed by Code Section 4999, or any interest or penalties are incurred by the participant with respect to such excise tax. The Company will pay to the participant an additional payment (Excess Parachute Gross-Up Payment”) in an amount such that after payment by the participant of all taxes on the Excess Parachute Gross-Up Payment, the participant retains an amount of the Excess Parachute Gross-Up Payment equal to the excise tax (and any interest or penalties) imposed upon the participants Excess Parachute Payment.

The Change of Control Agreements further provide for a gross-up payment if any payment made to or for the benefit of a participant (“Deferred Compensation Payment”) would be subject to the additional tax or additional interest on any underpayment of tax imposed by Code Section 409A, or any interest or penalties are incurred by the participant with respect to such additional tax or underpayment of tax. The Company will pay to the participant an additional payment (“Deferred Compensation Gross-Up Payment”) in an amount such that after payment by the participant of all taxes on the Deferred Compensation Gross-Up Payment, the participant retains an amount of the Deferred Compensation Gross-Up Payment equal to the additional tax and additional interest on any underpayment of tax (and any interest or penalties) imposed upon the participant’s Deferred Compensation Payment.

Payments may be delayed six months under Code Section 409A. In the event of such a delay, the delayed payments are made to a rabbi trust. Upon the completion of the six-month delay period, the payments held in the rabbi trust are paid to the participant plus interest at the prime rate. The Company pays all costs of the rabbi trust.

Participants would have been entitled to collectively receive an aggregate of approximately $14,482,530 should a Change of Control have occurred on December 31, 2008. This amount assumes all persons with Change of Control Agreements elect the buy-out of their options as described above. For purposes of such calculation, Gold Reserve assumed the election was made on December 31, 2008, which resulted in share price of $0.94 per share. This amount was determined exclusive of any gross-up payments, which payments could be substantial depending on the tax position of each individual.

The following table represents the estimated payout for employees (9) holding Change of Control Agreements at December 31, 2008. These amounts were determined exclusive of any gross-up payments, which could be substantial depending on the tax position of each individual.

			Payout of	Payout of
	Compensation	Payout of Stock	Restricted Shares	Retention Units ($)
Name	($) (1)	Options ($) (2)	($) (3)	(4)	Total

Rockne J. Timm	1,250,880	159,250	141,000	1,502,000	3,053,130
Robert A. McGuinness	579,256	53,084	84,600	589,000	1,305,940
A. Douglas Belanger	1,209,435	168,668	126,900	1,502,000	3,007,003
James P. Geyer	773,430	102,918	84,600	972,000	1,932,948
Douglas E. Stewart	612,343	45,500	56,400	711,000	1,425,243
Other participants	1,540,573	165,753	160,740	1,891,200	3,758,266

Total	5,965,917	695,173	654,240	7,167,200	14,482,530

(1)	Represents the estimated payout as of December 31, 2008 of the associated salary, vacation, KSOP contribution, bonus and insurance.

(2)	Represents the payout of stock options.

(3)	Represents the payout associated with the immediate vesting of unvested restricted shares at December 31, 2008.

(4)	Represents the payment associated with the value of the Retention Unit on December 31, 2008 and does not include 400,000 retention units for non-employee directors equal to $1,768,000.

DIRECTOR COMPENSATION

Summary Director Fee Tables

During 2008, the Board agreed to pay $25,000 to each non-employee director and 16,000 Class A Shares, to be issued in installments of 4,000 per quarter, and $98,459 to Mr. Coleman for his role as Chairman.

The following table discloses the compensation paid or granted by the Company, in accordance with the provisions of National Instrument 51-102 to the non-employee directors during the fiscal year ended December 31, 2008.

The Share Based Awards set forth in the table represent the number of restricted shares granted during the year and the value of the share based award is calculated based on the value of the Class A Shares on the date of grant multiplied by the total number of restricted shares granted.

The Option Based Awards set forth in the table represent the number of options granted during the year and the value of the option based award is calculated based on the Black-Scholes model for options granted during the year.

The amount related to Share Based Awards and Option Based Awards does not necessarily represent the value of the shares when vesting occurs, the value of the options when exercised, or value the director may realize from the sale of the shares.

	Fees Earned		Share Based		Option Based		Total
			Awards		Awards		compensation

	Chairman	Director	#	$	#	$	$
	$(1)	$ (2)

James H. Coleman	98,459	25,000	16,000	65,600	53,336	10,575	199,634

Patrick D. McChesney		25,000	16,000	65,600	53,336	10,575	101,175

Chris D. Mikkelsen		25,000	16,000	65,600	53,336	10,575	101,175

Jean Charles Potvin		25,000	16,000	65,600	53,336	10,575	101,175

(1)	Represents cash fees earned as Chairman during the year.

(2)	Represents cash fees earned as director during the year.

(3)	There are no non-equity incentive compensation plans or pension plans for non-employee directors.

The non-employee directors each received 4,000 Class A Shares per quarter during 2008 valued at $5.42, $3.99, $1.43 and $.56, respectively totaling $45,600.

Directors of the Company received no additional compensation for serving on Board committees or for attendance at the Board or committee meetings.

Director’s Outstanding Share –Based Awards and Option-Based Awards

The following table sets forth information concerning all outstanding stock options to acquire Class A Shares and unvested restricted shares to the Directors pursuant to the rules and policies of the TSX and the regulations of the NYSE Amex as of December 31, 2008:

		Option-based awards			Share-based Awards

						Market or
						payout
					Number of	value of
					shares or units	share-based
	Number of				of shares that	awards that
	securities	Option		Value of	have not	have not
	underlying	exercise	Option	unexercised in-	vested	vested
	unexercised	price	expiration	the-money options	(#) (2)	($) (3)
Name	options	($)	date	($) (1)

James H. Coleman	75,000	4.000	1/21/2009	-	-	-

	13,334	4.834	5/27/2009	-	-	-

	13,333	4.834	11/27/2009	-	-	-

	13,333	4.834	5/27/2010	-	-	-

	13,333	4.834	11/27/2010	-	-	-

	13,333	4.834	5/27/2011	-	-	-

	50,000	4.190	9/27/2011	-	-	-

	53,336	0.290	12/5/2013	34,668	-	-

Total	245,002			34,668	4,000	3,760

Patrick D. McChesney	13,334	4.834	5/27/2009	-	-	-

	13,333	4.834	11/27/2009	-	-	-

	13,333	4.834	5/27/2010	-	-	-

	13,333	4.834	11/27/2010	-	-	-

	13,333	4.834	5/27/2011	-	-	-

	50,000	4.190	9/27/2011	-	-	-

	53,336	0.290	12/5/2013	34,668	-	-

Total	170,002			34,668	4,000	3,760

Chris D. Mikkelsen	13,334	4.834	5/27/2009	-	-	-

	13,333	4.834	11/27/2009	-	-	-

	13,333	4.834	5/27/2010	-	-	-

	13,333	4.834	11/27/2010	-	-	-

	13,333	4.834	5/27/2011	-	-	-

	50,000	4.190	9/27/2011	-	-	-

	53,336	0.290	12/5/2013	34,668	-	-

Total	170,002			34,668	4,000	3,760

J.C. Potvin	13,334	4.834	5/27/2009	-	-	-

	13,333	4.834	11/27/2009	-	-	-

	13,333	4.834	5/27/2010	-	-	-

	13,333	4.834	11/27/2010	-	-	-

	13,333	4.834	5/27/2011	-	-	-

	50,000	4.190	9/27/2011	-	-	-

	53,336	0.290	12/5/2013	34,668	-	-

Total	170,002			34,668	4,000	3,760

(1)	The “Value of unexercised in-the-money options” was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such options. At December 31, 2008, the closing price of the Class A Shares on the NYSE Amex was $0.94.

(2)	Represents the number of unvested restricted shares at December 31, 2008.

(3)	The “Market or payout value” was calculated by multiplying the total number of unvested restricted shares times $0.94, the closing price of the Class A Shares on the NYSE Amex on December 31, 2008.

Incentive Plan Awards

	Option-based		Non-equity incentive plan
	awards – Value	Share-based awards – Value	compensation – Value
	vested during the	vested during the year ($) (2)	earned during the year ($)
Name	year ($) (1)

James H. Coleman	-	45,600	-

Patrick D. McChesney	-	45,600	-

Chris D. Mikkelsen	-	45,600	-

Jean Charles Potvin	-	45,600	-

(1)	Represents the aggregate market value that would have been realized if the options vesting during 2008 had been exercised on the vest date. The value was calculated by determining the difference between the market value of the securities underlying the option on the vest date and the exercise price of such options.

(2)	Represents the aggregate market value of share-based awards that vested during 2008. The market or payout value was calculated by multiplying the total number of restricted shares vesting times the closing price of the Class A Shares on the NYSE

Amex on the vest date.

Directors and Officers Insurance

The Company carries directors and officers liability insurance which is subject to a total aggregate limit of $25,000,000 and deductibles of up to $250,000 for each claim. The premium for the latest policy period is $244,153.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee is currently comprised of Messrs. Mikkelsen and Potvin. The Compensation Committee is responsible for establishing and administering the compensation philosophy, policies, and plans for the Company’s non-employee directors and executive officers.

The Compensation Committee hereby reports as follows:

1.	The Compensation Committee has reviewed and discussed the “Compensation Discussion and Analysis” with management; and

2.	Based upon such review, the related discussions and such other matters deemed relevant and appropriate by the Compensation Committee, the Compensation Committee has recommended to the Board that the “Compensation Discussion and Analysis” be included in this Circular to be delivered to Shareholders.

Report submitted by Compensation Committee of the Board s/ Chris D. Mikkelsen s/ Jean Charles Potvin

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS OTHER THAN SECURITIES PURCHASE PROGRAMS

No director, executive officer or senior officer, or associate or affiliate of any such director, executive officer or senior officer, is or at any time since the beginning of the most recently completed financial year of the Company was indebted to the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the directors, officers of the Company, nor any person or corporation owning more than 10% or any class of voting securities of the Company, nor any associates or affiliates of any of them, had or has any material interest in any transaction since the commencement of the Company’s last financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Audit Committee of the Board operates within a written mandate, as approved by the Board, which describes the Committee’s objectives and responsibilities. The full text of the Audit Committee Charter is attached as Appendix A to this Circular.

Composition of the Audit Committee

The Audit Committee is composed of the following 3 directors:

Chris D. Mikkelsen (Chair) Jean Charles Potvin Patrick D. McChesney

The Board has determined each member of the Audit Committee to be “independent” and “financially literate” as such terms are defined under Canadian securities laws. In addition, the Chair of the Committee, Mr. Mikkelsen, is considered by the Board to qualify as an “audit committee financial expert” as defined by the U.S. Securities and Exchange Commission. The Board has made these determinations based on the education and experience of each member of the Committee, as outlined below.

Relevant Education and Experience

The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee:

Mr. Mikkelsen is a Principal in McDirmid, Mikkelsen & Secrest, P.S., a certified public accounting firm. Mr. Mikkelsen has a Professional Accounting degree from Eastern Washington University. After working for a national accounting firm, he left in 1976 to form McDirmid, Mikkelsen and Secrest, P.S. He has extensive technical audit and accounting experience related to a variety of industries. Mr. Mikkelsen has been Chair of, and a member of, this Committee since August 1998.

Mr. Potvin is Director and Chairman of Tiomin Resources Inc., a company involved in the development of the Kwale titanium-bearing mineral sands deposit in Kenya and which holds a 49 percent interest in the Pukaqaqa copper gold deposit in Peru. Mr. Potvin holds a Bachelor of Science degree in Geology from Carleton University and an MBA from the University of Ottawa. He spent nearly 14 years as a mining investment analyst for a large Canadian investment brokerage firm (Burns Fry Ltd., now BMO Nesbitt Burns Inc.). He is also a member of the audit committee of Polaris Energy Corporation, a publicly-listed geothermal-based power producer and of Azimut Exploration Ltd also a publicly listed mineral exploration company. He is also a director of Cadiscor Resources and of Gobimin which operates in China. Mr. Potvin has been a member of this Committee since August 2003.

Mr. McChesney is chief financial officer of Foothills Auto Group, an operator of franchised auto dealerships, where he is responsible for the financial statements. He was President of LMO Test Systems, Inc., a manufacturer of automated test equipment for the semiconductor industry, from March 1996 until December 2005. Mr. McChesney graduated from the University of Portland, with a Bachelor degree in Accounting. For his entire 32 year working career, he has prepared and analyzed financial statements in the mining, public accounting, retail, electronics and construction industries. Mr. McChesney has been a member of this Committee since August 1998.

External Auditor Service Fees

Fees paid to the Company’s independent external auditor, PricewaterhouseCoopers LLP, for the fiscal years ended December 31, 2008 and 2007 are detailed in the following table:

Fee Category	Year Ended 2008	Year Ended 2007

Audit (1)	$301,560	$219,917

Audit related (2)	47,641	121,206

Tax (3)	15,699	13,317

All other fees	-	-

Total	$364,900	$354,440

(1)	Audit fees were for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Company’s annual financial statements.

(2)	Audit-related fees were for the review of the Company’s quarterly financial statements and services provided in respect of other regulatory-required auditor attest functions associated with government audit reports, registration statements, prospectuses, periodic reports and other documents filed with securities regulatory authorities or other documents issued in connection with securities offerings.

(3)	Tax fees were for services outside of the audit scope and represented consultations for tax compliance and advisory services relating to common forms of domestic and international taxation.

Pre-approval Policies and Procedures

The Company’s Audit Committee has adopted policies and procedures for the pre-approval of services performed by the Company’s external auditors, with the objective of maintaining the independence of the external auditors. The Company’s policy requires that the Audit Committee pre-approve all audit, audit-related, tax and other permissible non-audit services to be performed by the external auditors, including all engagements of the external auditors with respect to the Company’s subsidiaries. Prior approval of engagements for services other than the annual audit may, as required, be approved by the Chair of the Committee with the provision that such approvals be brought before the full Committee at its next regular meeting. The Company’s policy sets out the details of the permissible non-audit services consistent with the independence requirements of the United States Sarbanes-Oxley Act of 2002 and the Canadian independence standards for auditors. The Chief Financial Officer presents the details of any proposed assignments of the external auditor for consideration by the Audit Committee. The procedures do not include delegation of the Audit Committee’s responsibilities to management of the Company.

CORPORATE GOVERNANCE

The TSX requires listed corporations to disclose their approach to corporate governance. The Company’s disclosure in this regard is set out in Appendix B to this Circular.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Annual and Special Meeting of Shareholders accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information about the Company may be found on the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov and on the Company’s website at www.goldreserveinc.com. Additional financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for its year ended December 31, 2008, as contained in the 2008 Annual Report. A copy of this document and other public documents of the Company are available upon request to:

Gold Reserve Inc. Attention: Robert A. McGuinness 926 W. Sprague Avenue, Suite 200 Spokane, Washington 99201 Phone: (509) 623-1500 Fax: (509) 623-1634

APPROVAL AND CERTIFICATION

The contents and the sending of this Circular have been approved by the Board.

The forgoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

Dated at Spokane, Washington, this 23rd day of April, 2009

Rockne J. Timm Chief Executive Officer	Robert A. McGuinness Vice President Finance and Chief Financial Officer

APPENDIX A

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Purpose

The primary purposes of the Audit Committee (the “Committee”) are to oversee on behalf of the Board of Directors (“Board”) of Gold Reserve Inc. (the “Company”):

  the Company’s accounting and financial reporting processes and the integrity of its financial statements;
  the audits of the Company’s financial statements and the appointment, compensation, qualifications, independence and performance of the Company’s independent auditors; and
  the Company’s compliance with legal and regulatory requirements.

The Committee also has the purpose of preparing the financial report that rules of the U.S. Securities and Exchange Commission (the “SEC”) or the Ontario Securities Commission (the “OSC”) require the Company to include in its annual proxy or information statement and Form 20-F filed with the SEC and/or its equivalent filed with the OSC.

The Committee’s function is one of oversight only and does not relieve management of its responsibilities for preparing financial statements that accurately and fairly present the Company’s financial results and condition, nor the independent auditors of their responsibilities relating to the audit or review of financial statements.

Organization

The Committee shall consist of at least three directors. The Board shall designate a Committee member as the chairperson of the Committee, or if the Board does not do so, the Committee members shall appoint a Committee member as chairperson by a majority vote of the authorized number of Committee members.

All Committee members shall be “independent,” as defined and to the extent required in the applicable SEC and OSC rules and NYSE Amex and Toronto Stock Exchange (“TSX”) listing standards and applicable laws and regulations, as they may be amended from time to time (collectively, such SEC, OSC and exchange requirements are referred to as the “listing standards”), for purposes of audit committee membership.

Notwithstanding the foregoing, one director who is not independent as defined by the NYSE Amex listing standards, but who satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, and is not a current officer or employee or an immediate family member of such officer or employee, may be appointed to the Committee if the Board, under exceptional and limited circumstances, determines that membership on the Committee by the individual is in the best interests of the Company and its Shareholders, and the Board discloses, in the next periodic filing made with the SEC subsequent to such determination, the nature of the relationship and the reasons for that determination; provided, however, that any such non-independent Committee member may only serve on the Committee for two (2) years and may not serve as the chairperson of the Committee.

Each Committee member shall be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cashflow statement upon appointment to the Committee. At all times there shall be at least one member of the Committee who, in the Board’s business judgment, is an audit committee “financial expert” as defined in the SEC rules and is “financially sophisticated” as defined in the NYSE Amex listing standards. Subject to the requirements of the listing standards, the Board may appoint and remove Committee members in accordance with the Company’s by-laws. Committee members shall serve for such terms as may be fixed by the Board, and in any case at the will of the Board whether or not a specific term is fixed.

Independent Auditors and Their Services

The Committee shall have the sole authority and direct responsibility for the appointment, compensation, retention, termination, evaluation and oversight of the work of the independent auditors engaged by the Company for purposes of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Company. The independent auditors shall report directly to the Committee. The Committee’s authority includes the resolution of disagreements between management and the auditors regarding financial reporting. The Committee shall pre-approve all audit, review, attest and permissible non-audit services to be provided to the Company or its subsidiaries by the independent auditors. The Committee may establish pre-approval policies and procedures in compliance with applicable listing standards. The Committee shall obtain and review, at least annually, a report by the independent auditors describing:

  the firm’s internal quality-control procedures; and
  any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

In addition, the Committee’s annual review of the independent auditors’ qualifications shall also include the review and evaluation of the lead partner of the independent auditors for the Company’s account, and evaluation of such other matters as the Committee may consider relevant to the engagement of the auditors, including views of company management and internal finance employees, and whether the lead partner or auditing firm itself should be rotated.

Annual Financial Reporting

As often and to the extent the Committee deems necessary or appropriate, but at least annually in connection with the audit of each fiscal year’s financial statements, the Committee shall:

1.	Review and discuss with appropriate members of management the annual audited financial statements, related accounting and auditing principles and practices, and (when required of management under the applicable listing standards) management’s assessment of internal control over financial reporting.

2.	Timely request and receive from the independent auditors the report required (along with any required update thereto) pursuant to applicable listing standards prior to the filing of an audit report, concerning:

• all critical accounting policies and practices to be used;

all alternative treatments of financial information within generally accepted accounting principles for policies and practices relating to material items that have been discussed with company management, including ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent auditors; and

other material written communications between the independent auditors and company management, such as any management letter or schedule of unadjusted differences.

3.	Discuss with the independent auditors the matters required to be discussed by AICPA Statement on Auditing Standards No. 61, including such matters as:

the quality and acceptability of the accounting principles applied in the financial statements;

new or changed accounting policies, and significant estimates, judgments, uncertainties or unusual transactions;

the selection, application and effects of critical accounting policies and estimates applied by the Company;

issues raised by any “management” or “internal control” letter from the auditors, problems or difficulties encountered in the audit (including any restrictions on the scope of the work or on access to requested information) and management’s response to such problems or difficulties, significant disagreements with management, or other significant aspects of the audit; and

any off-balance sheet transactions, and relationships with any unconsolidated entities or any other persons, which may have a material current or future effect on the financial condition or results of the Company and are required to be reported under SEC rules.

4.	Review and discuss with appropriate members of management the Company’s intended disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (or equivalent disclosures) to be included in the Company’s annual report on Form 20-F filed with the SEC and its equivalent filed with the OSC.

5.	Receive from the independent auditors a formal written statement of all relationships between the auditors and the Company consistent with Independence Standards Board Standard No. 1.

6.	Actively discuss with the independent auditors any disclosed relationships or services that may impact their objectivity and independence, and take any other appropriate action to oversee their independence.

Quarterly Financial Reporting

The Committee’s quarterly review shall normally include:

1.	Review and discuss the quarterly financial statements of the Company and the results of the independent auditors’ review of these financial statements with appropriate members of management.

2.	Review and discuss with Company management and, if appropriate, the independent auditors, significant matters relating to:

the quality and acceptability of the accounting principles applied in the financial statements;

new or changed accounting policies, and significant estimates, judgments, uncertainties or unusual transactions;

the selection, application and effects of critical accounting policies and estimates applied by the Company; and

any off-balance sheet transactions and relationships with any unconsolidated entities or any other persons which may have a material current or future effect on the financial condition or results of the Company and are required to be reported under SEC rules.

3.	Review and discuss with appropriate members of management the Company’s intended disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (or equivalent disclosures) to be included in the Company’s quarterly reports prepared in accordance with Canadian requirements and filed on Form 6-K with the SEC and its equivalent filed with the OSC.

Other Functions

The Committee shall review and assess the adequacy of this charter annually, recommend any proposed changes to the full Board and, to the extent required by the listing standards, certify annually to any NYSE Amex, TSX or other listing market that the Committee reviewed and assessed the adequacy of the charter.

The Committee shall discuss with management earnings press releases (including the type and presentation of information to be included, paying particular attention to any use of “pro forma” or “adjusted” non-GAAP information), and financial information and earnings guidance provided to analysts and rating agencies. This may be conducted generally as to types of information and presentations, and need not include advance review of each release or other information or guidance.

The Committee, to the extent it deems necessary or appropriate, shall periodically review with management the Company’s disclosure controls and procedures, internal control over financial reporting and systems and procedures to promote compliance with applicable laws.

The Committee shall periodically:

  inquire of management and the independent auditors about the Company’s major financial risks or exposures;
  discuss the risks and exposures and assess the steps management has taken to monitor and control the risks and exposures; and
  discuss guidelines and policies with respect to risk assessment and risk management.

The Committee shall conduct any activities relating to the Company’s code(s) of conduct and ethics as may be delegated, from time to time, to the Committee by the Board.

The Committee shall establish and maintain procedures for:

  the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

  the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

If the Committee so determines, the confidential, anonymous submission procedures may also include a method for interested parties to communicate directly with non-management directors. It is the Company’s policy that the Company shall not enter into transactions required to be disclosed under item 404 of the Securities and Exchange Commission’s Regulation S-K or other applicable Canadian requirements unless the Committee first reviews and approves such transactions.

The Committee shall review and take appropriate action with respect to any reports to the Committee from internal or external legal counsel engaged by the Company concerning any material violation of securities law or breach of fiduciary duty or similar violation by the Company, its subsidiaries or any person acting on their behalf.

The Committee shall, from time to time as necessary, review the effect of regulatory and accounting initiatives on the financial statements of the Company. In addition, the Committee, as it considers appropriate, may consider and review with the full Board, company management, internal or external legal counsel, the independent auditors or any other appropriate person or any other topics relating to the purposes of the Committee which may come to the Committee’s attention.

The Committee may perform any other activities consistent with this charter, the Company’s corporate governance documents and applicable listing standards, laws and regulations as the Committee or the Board considers appropriate.

Meetings, Reports and Resources

The Committee shall meet as often as it determines is necessary, but not less than quarterly. The Committee shall meet separately with management and independent auditors. In addition, the Committee may meet with any other persons, as it deems necessary.

The Committee may establish its own procedures, including the formation and delegation of authority to subcommittees, in a manner not inconsistent with this charter, the by-laws or the listing standards. The chairperson or a majority of the Committee members may call meetings of the Committee. A majority of the authorized number of Committee members shall constitute a quorum for the transaction of Committee business, and the vote of a majority of the Committee members present at a meeting at which a quorum is present shall be the act of the Committee, unless in either case a greater number is required by this charter, the by-laws or the listing standards. The Committee shall keep written minutes of its meetings and deliver copies of the minutes to the corporate secretary for inclusion in the Company’s corporate records.

The Committee shall prepare any audit committee report required to be included in the Company’s annual meeting proxy or information statement, and report to the Board on the other matters relating to the Committee or its purposes, as required by the listing standards. The Committee shall also report to the Board annually the overall results of its annual review of the independent auditors’ qualifications, performance and independence. The Committee shall also report to the Board on the major items covered by the Committee at each Committee meeting, and provide additional reports to the Board as the Committee may determine to be appropriate, including review with the full Board of any issues that arise from time to time with respect to the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance and independence of the independent auditors.

The Committee is at all times authorized to have direct, independent and confidential access to the independent auditors and to the Company’s other directors, management and personnel to carry out the Committee’s purposes. The Committee is authorized to conduct or authorize investigations into any matters relating to the purposes, duties or responsibilities of the Committee.

As the Committee deems necessary to carry out its duties, it is authorized to select, engage (including approval of the fees and terms of engagement), oversee, terminate, and obtain advice and assistance from outside legal, accounting, or other advisers or consultants. The company shall provide for appropriate funding, as determined by the Committee, for payment of:

  compensation to the independent auditors for their audit and audit-related, review and attest services;
  compensation to any advisers engaged by the Committee; and
  ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Nothing in this charter is intended to preclude or impair the protection provided under corporation law for good faith reliance by members of the Committee on reports or other information provided by others.

APPENDIX B

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In this Appendix are the Company’s corporate governance practices in accordance with National Instrument 58-101 “Disclosure of Corporate Governance Practices” (“NI 58-101”), and National Policy 58-201 “Corporate Governance Guidelines” (“NP 58-201”), which came into force in Canada on June 30, 2005. The Company’s Board has reviewed this disclosure of the Company’s corporate governance practices.

Disclosure Requirement under
	Form 58-101F1	Company’s Governance Practices

1. (a) Disclose the identity of directors		The Board of Directors (the “Board”) of
	who are independent.	the Company believes that Messrs.
Coleman, McChesney, Mikkelsen, and
Potvin are “independent” within the
meaning of section 1.4 of Multilateral
instrument 52-110 “Audit Committees”
(“MI 52-110”) and section 1.2 of NI 58-
101, as none of them is, or has been
within the last three years, an executive
officer or employee of the Company or
party to any material contract with the
Company and none of them receive
remuneration from the Company in
excess of directors’ fees and grants of
stock options. The Board believes that
the four Directors are free from any
interest and any business or other
relationship that could, or could
reasonably be perceived to, materially
interfere with their ability to act
independently from management or to
act as a director with a view to the best
interests of the Company, other than
interests and relationships arising from
shareholdings.

(b)	Disclose the identity of directors	Three Directors, Messrs. Timm,
who are not independent, and		Belanger and Geyer, are employees of
	describe the basis for that	the Company and therefore not
	determination.	considered independent.

(c)	Disclose whether or not a majority	Four of seven, approximately 57.1% of
	of directors are independent. If a	the Company’s current Directors, are
	majority of directors are not	independent.
independent, describe what the
board of directors (the board) does
to facilitate its exercise of
independent judgement in carrying

Disclosure Requirement under
	Form 58-101F1	Company’s Governance Practices

out its responsibilities.

(d)	If a director is presently a director of	Such other directorships have been
	any other issuer that is a reporting	disclosed in “Item 1 - Election of
	issuer (or the equivalent) in a	Directors” section of this Circular.
jurisdiction or a foreign jurisdiction,
identify both the director and the
other issuer.

(e)	Disclose whether or not the	The Board has not adopted a formal
	independent directors hold regularly	policy for the independent Directors to
	scheduled meetings at which non-	meet without management present
	independent directors and members	before and after each regularly
	of management are not in	scheduled meeting of the Board.
	attendance. If the independent	Without management present, the
	directors hold such meetings,	independent Directors met on four
	disclose the number of meetings	occasions, in person or by telephone
	held since the beginning of the	during 2008 and are expected to
	issuer's most recently completed	continue to meet on a regular basis.
	financial year. If the independent	These sessions are of no fixed duration
	directors do not hold such meetings,	and participating Directors are
	describe what the board does to	encouraged to raise and discuss any
	facilitate open and candid discussion	issues of concern.
among its independent directors.

(f)	Disclose whether or not the chair of	The Board has appointed James H.
	the board is an independent director.	Coleman as its Chairman. Mr. Coleman
	If the board has a chair or lead	is an independent director of the
	director who is an independent	Company. One of his responsibilities is
	director, disclose the identity of the	to oversee the Board processes so that it
	independent chair or lead director,	operates efficiently and effectively in
	and describe his or her role and	carrying out its duties and to act as
	responsibilities. If the board has	liaison between the Board and
	neither a chair that is independent	management.
nor a lead director that is
independent, describe what the
board does to provide leadership for
its independent directors.

(g)	Disclose the attendance record of	The Board held 19 meetings during
	each director for all board meetings	2008 at which attendance, in person or
	held since the beginning of the	by phone, averaged 97%. Various
	issuer’s most recently completed	matters were considered and approved
	financial year.	by written resolution during the year.
Messrs. Geyer, Mikkelsen, and
McChesney attended all 19 meetings.
Messrs Belanger, Coleman, Potvin and

Disclosure Requirement under
	Form 58-101F1	Company’s Governance Practices

Timm each attended 18 of the 19
meetings.

2.	Disclose the text of the board’s	The Board is responsible for supervising
	written mandate. If the board does	the conduct of the Company’s affairs
	not have a written mandate, describe	and the management of its business. To
	how the board delineates its role and	assist the Board in implementing key
	responsibilities.	policies, the Board delegates some of its
responsibility to committees. Although
the Board has delegated to management
responsibility for the day-to-day
operations of the Company, the Board
has ultimate responsibility for the
stewardship of the Company.
Strategic planning is at the forefront of
deliberations at meetings of the Board.
Management is responsible for the
development of overall corporate
strategies. These strategies are under
constant review by the Board and senior
management.
The Board’s duties include overseeing
strategic planning, reviewing and
assessing principal risks to the
Company’s business and approving risk
management strategies.
The Board ensures that an appropriate
risk assessment process is in place to
identify, assess and manage the
principal risks of the Company’s
business. Management reports regularly
to the Board in relation to principal
risks, which potentially could affect the
Company’s business activities.
The Board reviews and approves, for
release to Shareholders, quarterly and
annual reports on the performance of the
Company. It seeks to ensure that the
Company communicates effectively
with its Shareholders, respective
investors and the public, including
dissemination of information on a timely
basis. Through its officers, the
Company responds to questions and
provides information to individual
Shareholders, institutional investors,

Disclosure Requirement under
	Form 58-101F1	Company’s Governance Practices

financial analysts and the media.
The Board’s duties include supervising
and evaluating management, authorizing
significant expenditures, and overseeing
the Company’s internal controls and
information systems.

3. (a)	Disclose whether or not the board	The Board has not developed a written
	has developed written position	position description for the Chair. The
	descriptions for the chair and the	responsibilities of the Chair include
	chair of each board committee. If	presiding over Board meetings,
	the board has not developed written	assuming principal responsibility for the
	position descriptions for the chair	Board’s operation and functioning, and
	and/or the chair of each board	ensuring that Board functions are
	committee, briefly describe how the	effectively carried out.
	board delineates the role and	The Board has not developed written
	responsibilities of each such	position descriptions for the chair of any
	position.	committee of the Board.
The responsibilities of committee chairs
include presiding over committee
meetings, ensuring that the committee is
properly organized and effectively
discharges its duties, reporting to the
Board with respect to the activities of
the committee, and leading the
committee in reviewing and assessing
on an annual basis, the adequacy of the
committee’s mandate and its
effectiveness in fulfilling its mandate.

(b)	Disclose whether or not the board	The board has not developed a written
	and CEO have developed a written	position description for the CEO.
	position description for the CEO. If	The CEO reports to the Board and has
	the board and CEO have not	general supervision and control over the
	developed such a position	business and affairs of the Company.
	description, briefly describe how the	The CEO’s responsibilities include:
board delineates the role and
	responsibilities of the CEO.	(a) fostering a corporate culture that
promotes ethical practices,
encourages individual integrity and
fulfills social responsibility;

(b) developing and recommending to
the Board a long-term strategy and
vision for the Company that leads to
creation of Shareholder value;

Disclosure Requirement under
	Form 58-101F1	Company’s Governance Practices

(c) developing and recommending to
the Board annual business plans
and budgets that support the
Company’s long-term strategy;
and

(d) consistently striving to achieve
the Company’s financial and
operating goals and objectives.
4. (a)	Briefly describe what measures the	Due to its current size, the Board does
	board takes to orient new directors	not currently provide an orientation and
	regarding the role of the board, its	education program for specifically
	committees and its directors, and the	training new recruits to the Board.
nature and operation of the issuer's
business.

(b)	Briefly describe what measures, if	Due to its current size, the Board does
	any, the board takes to provide	not provide a continuing education
	continuing education for its	program for its Directors. All Directors
	directors. If the board does not	are given direct access to management,
	provide continuing education,	which is encouraged to provide
	describe how the board ensures that	information on the Company and its
	its directors maintain the skill and	business and affairs to Directors. The
	knowledge necessary to meet their	Board believes that each of its Directors
	obligations as directors.	maintain the skills and knowledge
necessary to meet their obligations as
Directors.

5. (a) (i)	Disclose whether or not the board	The Board has adopted the Gold
	has adopted a written code for the	Reserve Inc. Code of Conduct and
	directors, officers and employees. If	Ethics (the “Code”), which can be found
	the board has adopted a written	at www.goldreserveinc.com and is
	code, disclose how a person or	available in print to any Shareholder
	company may obtain a copy of the	who requests it.
code.

(a) (ii)	Describe how the board monitors	The Compliance Officer, as well as
	compliance with its code, or if the	other officers, Directors and the
	board does not monitor compliance,	Company’s legal and other advisors,
	explain whether and how the board	have the full power and authority to
	satisfies itself regarding compliance	investigate any evidence of improper
	with its code.	conduct, violations of laws, rules,
regulations or the Code, and to
determine what steps, if any, should be
taken to resolve the problem and avoid
the likelihood of its recurrence.

Disclosure Requirement under
	Form 58-101F1	Company’s Governance Practices

(a) (iii)	Provide a cross-reference to any	The Company has not filed any material
	material change report filed since	change reports since the beginning of
	the beginning of the issuer's most	the 2008 financial year that pertains to
	recently completed financial year	any conduct of a Director or executive
	that pertains to any conduct of a	officer of the Company that constitutes a
	director or executive officer that	departure from the Code.
constitutes a departure from the
code.

(b)	Describe any steps the board takes	Each Director must possess and exhibit
	to ensure directors exercise	the highest degree of integrity,
	independent judgement in	professionalism and values, and must
	considering transactions and	never be in a conflict of interest with the
	agreements in respect of which a	Company. A Director who has a conflict
	director or executive officer has a	of interest regarding any particular
	material interest.	matter under consideration must advise
the Board, refrain from debate on the
matter and abstain from any vote
regarding it.
All Company employees, including
officers, and Directors are expected to
use sound judgment to help maintain
appropriate compliance procedures and
to carry out the Company’s business
with honesty and in compliance with
laws and high ethical standards. Each
employee and Director is expected to
read the Code and demonstrate personal
commitment to the standards set forth in
the Code.

(c)	Describe any other steps the board	The Company will not tolerate
	takes to encourage and promote a	retaliation against an employee or
	culture of ethical business conduct.	Director for reporting in good faith any
violations of the Code and any such
retaliation is against Company policy.
Employees and Directors who violate
the Code may be subject to disciplinary
action, including termination of
employment.
Knowledge of a violation and failure to
promptly report or correct the violation
may also subject an employee or
Director to disciplinary action up to and
including immediate discharge from
employment.

Disclosure Requirement under
	Form 58-101F1	Company’s Governance Practices

6. (a)	Describe the process by which the	In considering and identifying new
	board identifies new candidates for	candidates for Board nomination, the
	board nomination.	Board, where relevant:
(a) addresses succession and planning
issues;
(b) identifies the mix of expertise and
qualities required for the Board;
(c) assesses the attributes new directors
should have for the appropriate mix to
be maintained;
(d) arranges for each candidate to meet
with the Board Chair and the CEO;
(e) recommends to the Board as a whole
proposed nominee(s) and arranges for
their introduction to as many Board
members as practicable; and
(f) encourages diversity in the
composition of the Board.

(b)	Disclose whether or not the board	The Nominating Committee, which was
	has a nominating committee	formed in 2009, consists of Messrs.
	composed entirely of independent	Coleman, Mikkelsen, McChesney and
	directors. If the board does not have	J.C. Potvin, all of whom are independent
	a nominating committee composed	directors.
entirely of independent directors,
describe what steps the board takes
to encourage an objective
nomination process.

(c)	If the board has a nominating	The Nominating Committee assists the
	committee, describe the	Board in fulfilling its responsibilities
	responsibilities, powers and	with respect to the composition of the
	operation of the nominating	Board, including recommending
	committee.	candidates for election or appointment
as director of the Company.

7. (a)	Describe the process by which the	The Board reviews from time to time the
	board determines the compensation	compensation paid to directors in order
	for the issuer's directors and	to ensure that they are being adequately
	officers.	compensated for the duties performed
and the obligations they assume. The
Board as a whole is responsible for
determining the compensation paid to
the directors.

Disclosure Requirement under
	Form 58-101F1	Company’s Governance Practices

The Board considers evaluations
submitted by the Compensation
Committee evaluating the Company’s
performance and the performance of its
executive officers, and ratifies the cash
and equity-based compensation of such
executive officers approved by the
Compensation Committee.
The Company evaluates the extent to
which strategic and business goals are
met and measures individual
performance, albeit subjectively, against
development objectives and the degree
to which teamwork and Company
objectives are promoted. The Company
strives to achieve a balance between the
compensation paid to a particular
individual and the compensation paid to
other employees and executives having
similar responsibilities within the
Company. The Company also strives to
ensure that each employee understands
the components of his or her salary, and
the basis upon which it is determined
and adjusted.

(b)	Disclose whether or not the board	The Compensation Committee, which
	has a compensation committee	met seven times during 2008 in person
	composed entirely of independent	and by phone, consists of Messrs.
	directors. If the board does not have	Mikkelsen (Chair) and Potvin, both of
	a compensation committee	whom are independent directors.
composed entirely of independent
directors, describe what steps the
board takes to ensure an objective
process for determining such
compensation.

(c)	If the board has a compensation	The function of the Compensation
	committee, describe the	Committee is to evaluate the Company’s
	responsibilities, powers and	performance and the performance of its
	operation of the compensation	executive officers, approve the cash and
	committee.	equity-based compensation of such
executive officers and submit such
approvals to the full Board for
ratification.
The Compensation Committee has not
developed specific quantitative or

Disclosure Requirement under
		Form 58-101F1	Company’s Governance Practices

qualitative performance measures or
other specific criteria for determining
the compensation of the Company’s
CEO, primarily because the Company
does not yet have a producing mine or
other operations from which such
quantitative data can be derived. As a
consequence, the determination of the
CEO’s compensation in 2008 was
largely subjective, and based on the
Company’s progress in addressing its
more immediate concerns, continued
exploration, and identifying and
analyzing new corporate opportunities.

	(d)	If a compensation consultant or	A compensation consultant has not been
		advisor has, at any time since the	engaged by the Company since the
		beginning of the issuer's most	beginning of the Company’s most recent
		recently completed financial year,	financial year to assist in determining
		been retained to assist in	compensation for the directors or
		determining compensation for any	officers of the Company.
of the issuer's directors and officers,
disclose the identity of the
consultant or advisor and briefly
summarize the mandate for which
they have been retained. If the
consultant or advisor has been
retained to perform any other work
for the issuer, state that fact and
briefly describe the nature of the
work.

8.		If the board has standing	The Executive Committee, which is
		committees other than the audit,	comprised of Messrs. Coleman, Timm
		compensation and nominating	and Belanger, meets in person or by
		committees, identify the committees	phone on a regular basis. Mr. Coleman
		and describe their function.	is considered an independent director.
Messrs. Timm and Belanger are not
considered independent directors within
the definition in MI 52-110.
The Executive Committee facilitates the
Company’s activities from an
administrative perspective, but does not
supplant the full Board in the
consideration of significant issues facing
the Company. The Audit Committee,
the Compensation Committee and the

Disclosure Requirement under
	Form 58-101F1	Company’s Governance Practices

Executive Committee are the only
committees of the Board.

9.	Disclose whether or not the board,	Due to its current size, the Board does
	its committees and individual	not currently have a separate committee
	directors are regularly assessed with	for assessing the effectiveness of the
	respect to their effectiveness and	Board as a whole, the committees of the
	contribution. If assessments are	Board, or the contribution of individual
	regularly conducted, describe the	directors. The Board as a whole bears
	process used for the assessments. If	these responsibilities.
	assessments are not regularly	The Board chair meets annually with
	conducted, describe how the board	each director individually to discuss
	satisfies itself that the board, its	personal contributions and overall Board
	committees, and its individual	effectiveness.
directors are performing effectively.

APPENDIX C

SHAREHOLDER RIGHTS PLAN

This Appendix C contains both a short summary of certain key provisions of the 2009 Rights Plan as well as the full text of the proposed form of the 2009 Rights Plan.

Summary of the 2009 Rights Plan

The following is a summary of the principal terms of the 2009 Rights Plan, which is qualified in its entirety by reference to the text of the 2009 Rights Plan, the form of which is attached to this Circular as Appendix C. All capitalized terms that are used but not defined in this summary have the meanings given to them in the 2009 Rights Plan.

Effective Time: The Rights were first issued under the Company’s rights plan on February 4, 1999, which is defined as the “Effective Time” under the 2009 Rights Plan.

Term: The term of the 2009 Rights Plan, if ratified, confirmed and approved at the Meeting, will expire on June 30, 2012. This is defined as the “Expiration Time” under the 2009 Rights Plan.

If Shareholders do not ratify, confirm and approve the 2009 Rights Plan at the Meeting, then the Rights and the 2006 Rights Plan will expire at the close of business on June 30, 2009, and the 2009 Rights Plan will never come into effect.

Issue of Rights: Immediately following the Effective Time, one right (a "Right") was issued and attached to each outstanding Common Share. One Right has also been issued and attached to each Common Share issued since the Effective Time. Under the terms of the 2009 Rights Plan, the Rights that have been issued under the predecessor shareholder rights plan agreements will remain outstanding. In addition, the Company will continue to issue one Right for each Common Share issued prior to the earlier of the Separation Time (as defined below) and the Expiration Time.

Exercise Price: Until the Separation Time, the exercise price (“Exercise Price”) of each Right is two times the market price, from time to time, of the Common Shares. From and after the Separation Time, the Exercise Price is two times the market price, as at the Separation Time, per Common Share. The Exercise Price is subject to adjustment as set out in the 2009 Rights Plan.

Separation Time: The Rights are not exercisable and do not trade separately from their associated Common Shares until the “Separation Time”. The “Separation Time” is the close of business on the 10th trading day after the earliest of:

(i)	the Stock Acquisition Date, which is the first date of public announcement of facts indicating that a person has become an Acquiring Person (Subject to certain exceptions that are described in the 2009 Rights Plan, an “Acquiring Person” is any person who is the beneficial owner of 20% or more of the outstanding Common Shares);

(ii)	the date of the commencement of, or first public announcement of the current intention of any person (other than the Company or any subsidiary of the Company) to commence, a take-over bid (other than a Permitted Bid or a Competing Permitted Bid, each as defined in the 2009 Rights Plan); and

(iii)	the date on which a Permitted Bid or a Competing Permitted Bid ceases to be a Permitted Bid or a Competing Permitted Bid, as applicable.

The Separation Time can also be such later date as may from time to time be determined by the Board.

Rights Exercise Privilege: The Rights will separate from the Common Shares to which they are attached and will become exercisable at the Separation Time.

A “Flip-in Event” occurs when any person becomes an Acquiring Person. On the 10th trading day after a Flip-in Event occurs, all Rights (except those that are held by the Acquiring Person) will permit the holder to purchase a number of Class A Shares of the Company that have a market value equal to twice the Exercise Price of the Rights for an amount in cash equal to the Exercise Price.

For example, if Rights are exercised on a date on which the Exercise Price is equal to Cdn. $10, then each Right would permit the holder to purchase the number of Class A Shares with a total market value of Cdn. $20 by paying the Exercise Price of Cdn. $10; i.e., at a 50% discount.

Dilution: The issue of the Rights is not initially dilutive. However, if a Flip-in Event occurs and the Rights separate from the Common Shares, reported earnings per Common Share on a fully diluted or non-diluted basis may be affected. In addition, holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability: Until the Separation Time, the Rights will be evidenced by the certificates representing Common Shares and will be transferable only together with the associated Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Common Shares.

Permitted Bid Requirements: In order for a take-over bid to be a permitted bid (a “Permitted Bid”) it must meet the following requirements:

(i)	the take-over bid must be made by way of a take-over bid circular;

(ii)	the take-over bid must be made to all holders of Common Shares other than the bidder (the 2009 Rights Plan allows a partial bid to be a Permitted Bid);

(iii) the take-over bid must not expire, and Common Shares tendered pursuant to the take-over bid must not be taken up, until the take-over bid has been open for tenders for at least 60 days. In addition, no Common Shares can be taken up and paid for under the take-over bid unless, at that time they are taken up, more than 50% of the Common Shares held by Independent Shareholders have been tendered pursuant to the take-over bid and not withdrawn (“Independent Shareholders” are shareholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder). The take-over bid must also provide that any Common Shares deposited pursuant to the bid may be withdrawn until taken up and paid for;

(iv) if, on the date that Common Shares may be taken up and paid for, more than 50% of the Common Shares held by Independent Shareholders are tendered to the take-over bid and not withdrawn, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for not less than 10 business days from the date of such public announcement; and

(v) the take-over bid must not be made if, at the commencement of the take-over bid the bidder, or any of its affiliates, associates, advisors or any directors, officers, employees, agents or representatives (collectively the “Representatives”) of any of them or any person acting jointly or in concert with the bidder or any of its affiliates, associates, advisors or such Representatives in connection with the take-over bid, possessed confidential information, unless the bidder and those affiliates, associates, advisors or Representatives and any person acting jointly or in concert with any of them shall have entered into a confidentiality agreement with the Company within three months prior to the commencement of the take-over bid.

The 2009 Rights Plan allows a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid as long as the Competing Permitted Bid is outstanding for a minimum period of 21 days.

Permitted Lock-Up Agreement: A “Permitted Lock-Up Agreement” is an agreement by a Shareholder to deposit or tender Common Shares to a take-over bid and that meets certain requirements. These requirements are essentially that:

(i)	the terms of the agreement must be publicly disclosed and a copy of the agreement must be publicly available;

(ii)	the Shareholder who agrees to tender Common Shares to a take-over bid made by the other party to the agreement (the “lock-up bid”) must be allowed to terminate its obligations under the agreement in order to tender the Common Shares to another take- over bid or support another transaction where the bid price under the other bid or transaction is equal to or greater than a specified minimum which is not more than 7% higher than the bid price under the lock-up bid; and

(iii)	if the Shareholder fails to tender its Common Shares to the lock-up bid the Shareholder cannot be required to pay break-up fees or other penalties that exceed in the aggregate the greater of 2.5% of the price or value payable under the lock-up bid and 50% of the increase in the consideration resulting from another take-over bid or transaction.

Waiver and Redemption: If a potential bidder does not wish to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a bid by take-over bid circular to all Shareholders on terms which the Board considers fair to all Shareholders. In those circumstances, the Board may, prior to a Flip-in Event, waive the dilutive effects of the 2009 Rights Plan in respect of that transaction and allow the bid to proceed without dilution. Under the terms of the 2009 Rights Plan, that waiver would be deemed also to be a waiver in respect of all other contemporaneous bids made by way of a take-over bid circular. The Board may also waive the 2009 Rights Plan in respect of a particular Flip-in Event that has occurred unintentionally if the Acquiring Person that inadvertently triggered that Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Voting Shares of the Company. Other waivers of the 2009 Rights Plan require approval of the holders of Common Shares or Rights. At any time prior to the occurrence of a Flip-in Event, the Board may with the prior consent of the holders of Common Shares or Rights redeem all, but not less than all, of the outstanding Rights, as the case may be, at a price of Cdn. $0.00001 each.

Exemptions for Investment Advisors: Investment advisors (for client accounts) and trust companies (acting in their capacity as trustees and administrators) acquiring more than 20% of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Supplements and Amendments: The Company is authorized to make amendments to the 2009 Rights Plan to correct any clerical or typographical error or, subject to subsequent reconfirmation by Shareholders or Rights Holders, to maintain the validity of the 2009 Rights Plan as a result of changes in law or regulation. Other amendments or supplements to the 2009 Rights Plan may be made with the prior approval of Shareholders or Rights Holders.

The TSX has taken the position that, regardless of a requirement in any shareholders rights plan that amendments to the plan be approved by a majority of Independent Shareholders, the TSX will require that in addition to such approval by Independent Shareholders, the amendment must also be approved by a majority of all votes cast by all Shareholders (including Shareholders that are not Independent Shareholders).

Form of 2009 Rights Plan

     AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT

Dated as of <*>, 2009 BETWEEN GOLD RESERVE INC.

- and -

COMPUTERSHARE INVESTOR SERVICES INC. as Rights Agent

     (amending and restating the Shareholder Rights Plan Agreement dated as of October 5, 1998, as amended as of March 20, 2000 and June 2, 2000, and amended and restated as of March 14, 2003, and as further amended and restated as of January 29, 2006)

FASKEN MARTINEAU DUMOULIN LLP Toronto-Dominion Bank Tower Box 20, Suite 4200 Toronto Dominion Centre Toronto, Canada M5K 1N6

     AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT

     AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT, dated as of <*>, 2009 between Gold Reserve Inc. (the “Corporation”), a corporation incorporated under the laws of the Yukon Territory, and Computershare Investor Services Inc., a company incorporated under the laws of Canada (the “Rights Agent”), amending and restating the Shareholder Rights Plan Agreement dated as of October 5, 1998, amended as of March 20, 2000 and June 2, 2000, and amended and restated as of March 14, 2003, and amended and restated as of January 29, 2006.

     WHEREAS the Corporation and the Rights Agent entered into a shareholder rights plan agreement dated as of October 5, 1998 (the “Original Plan”); and

     WHEREAS the Original Plan was amended by the Corporation and the Rights Agent by amendments dated as of March 20, 2000 and June 2, 2000 (as so amended, the “2000 Rights Plan”); and

     WHEREAS the 2000 Rights Plan was amended and restated by the Corporation and the Rights Agent by agreement as of March 14, 2003 (the “2003 Rights Plan”); and

     WHEREAS the 2003 Rights Plan was further amended and restated by the Corporation and the Rights Agent by agreement dated as of January 29, 2006 (the “2006 Rights Plan”) and the 2006 Rights Plan is effective until June 30, 2009; and

     WHEREAS the Board of Directors of the Corporation, in the exercise of its fiduciary duties to the Corporation, has determined that it is advisable for the Corporation to continue the 2006 Rights Plan by adopting an amended and restated shareholder rights plan agreement (the “Rights Plan”) to prevent, to the extent possible, a creeping takeover of the Corporation and ensure that any offer to acquire shares of the Corporation is made to all shareholders for all of their shares and cannot be completed unless shareholders holding at least 50 per cent (50%) of the outstanding shares (other than the offeror and related parties) are tendered in favour of the offer, to ensure, to the extent possible, the fair treatment of all shareholders in connection with any take-over bid for the securities of the Corporation, and to ensure that the Board of Directors is provided with sufficient time to evaluate unsolicited take-over bids and to explore and develop alternatives to enhance shareholder value; and

     WHEREAS in order to implement the adoption of the Rights Plan established by this Agreement, the board of directors of the Corporation has:

     (a) authorized the issuance, effective immediately following the Effective Time (as hereinafter defined), of one Right (as hereinafter defined) in respect of each Common Share (as hereinafter defined) outstanding immediately following the Effective Time (the “Record Time”); and

     (b) authorized the issuance of one Right in respect of each Common Share of the Corporation issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined); and

     WHEREAS each Right, when issued, will entitle the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein; and

Approved by the Board of Directors on April 21, 2009 Expiry date: June 30, 2012	Page 2

     WHEREAS the Corporation desires to appoint the Rights Agent to act on behalf of the Corporation and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

     NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

ARTICLE 1 INTERPRETATION

1.1	Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

	(a)	“Acquiring Person” shall mean any Person who is the Beneficial Owner of 20 per cent (20%) or more of the outstanding Voting Shares; provided, however, that the term “Acquiring Person” shall not include:

		(i)	the Corporation or any Subsidiary of the Corporation;

		(ii)	any Person who becomes the Beneficial Owner of 20 per cent (20%) or more of the outstanding Voting Shares as a result of one or any combination of:

			(A)	a Voting Share Reduction,

			(B)	Permitted Bid Acquisitions,

			(C)	an Exempt Acquisition or

			(D)	a Pro Rata Acquisition;

provided, however, that if a Person becomes the Beneficial Owner of 20 per cent (20%) or more of the outstanding Voting Shares by reason of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition and thereafter, while such Person is the Beneficial Owner of 20% or more of the Voting Shares then outstanding, such Person’s Beneficial Ownership of Voting Shares increases by more than 1 per cent (1%) of the number of Voting Shares then outstanding (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition), then as of the date such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an “Acquiring Person”;

		(iii)	for a period of ten days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20 per cent (20%) or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Clause 1.1(g)(B) because such Person makes or announces a current intention to make a Take- over Bid, either alone or by acting jointly or in concert with any other Person. For the

Approved by the Board of Directors on April 21, 2009 Expiry date: June 30, 2012	Page 3

purposes of this definition, “Disqualification Date” means the first date of public announcement that any Person is making or intends to make a Take-over Bid;

(iv) an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20 per cent (20%) or more of the Voting Shares in connection with a distribution to the public of securities of the Corporation; or

(v) a Grandfathered Person, provided, however, that if after 12:01 a.m. (Toronto time) on the Agreement Date such Person becomes the Beneficial Owner of an additional 1 per cent (1%) or more of the Voting Shares then outstanding (other than pursuant to any one or a combination of a Permitted Bid Acquisition, an Exempt Acquisition, a Voting Share Reduction, or a Pro Rata Acquisition), then as of the date and time that such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an Acquiring Person;

(b)	“Affiliate”: when used to indicate a relationship with a specified Person, shall mean a Person that directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(c)	“Agreement” shall mean this shareholder rights plan agreement dated as of <*>, 2009 between the Corporation and the Rights Agent, as amended or supplemented from time to time; “hereof”, “herein”, “hereto” and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

(d)	“Agreement Date” means <*>, 2009;

(e)	“Annual Cash Dividend” shall mean cash dividends paid in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i) 200 per cent (200%) of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year;

(ii) 300 per cent (300%) of the arithmetic mean of the aggregate amounts of the annual cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years; and

(iii) 100 per cent (100%) of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year;

(f)	“Associate” means, when used to indicate a relationship with a specified Person, a spouse of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person if that relative has the same residence as that Person;

(g)	A Person shall be deemed the “Beneficial Owner” of, and to have “Beneficial Ownership” of, and to “Beneficially Own”,

(i) any securities as to which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

Approved by the Board of Directors on April 21, 2009 Expiry date: June 30, 2012	Page 4

(ii)	any securities as to which such Person or any of such Person’s Affiliates or Associates has the right to acquire (whether such right is exercisable immediately or within a period of 60 days thereafter and whether or not on condition or the happening of any contingency) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities by the Corporation, and (y) pledges of securities in the ordinary course of business), or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), or other exchangeable or convertible security, warrant or option;

(iii)	any securities owned through a trustee, legal representative, agent or other intermediary;

(iv)	any securities which are Beneficially Owned within the meaning of Clauses 1.1(g)(i), (ii) or (iii) by any other Person with which such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security:

(A)	where such security has been deposited or tendered pursuant to any Take-over Bid or where the holder of such security has agreed pursuant to a Permitted Lock-Up Agreement to deposit or tender such security pursuant to a Take-over Bid, in each case made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Person, until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(B)	where such Person, any of such Person’s Affiliates or Associates or any other Person referred to in Clause 1.1(g)(iv), holds such security provided that (1) the ordinary business of any such Person (the “Investment Manager”) includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person or Persons (a “Client”); or (2) such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such Other Accounts, (3) such Person is a pension plan or fund (a “Plan”) or is a Person established by statute for purposes that include, and the ordinary business or activity of such Person (the “Statutory Body”) includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies; or (4) such Person (the “Administrator”) is the administrator or trustee of one or more Plans; provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Administrator or the Plan, as the case may be, is not then making or has not then announced an intention to make a

Approved by the Board of Directors on April 21, 2009 Expiry date: June 30, 2012	Page 5

Take-over Bid, (other than an Offer to Acquire Voting Shares or other securities by means of a distribution by the Corporation or by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market) alone or by acting jointly or in concert with any other Person;

	(C)	where such Person or any of such Person’s Affiliates or Associates is (1) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (2) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds or exercises voting or dispositive power over such security, or (3) a Plan with the same Administrators as another Plan on whose account the Administrator holds such security;

	(D)	where such Person is (1) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, (2) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (3) a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

	(E)	where such person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

(h)	“Board Of Directors” shall mean the board of directors of the Corporation or any duly constituted and empowered committee thereof;

(i)	“Business Day” shall mean any day other than a Saturday, Sunday or a day on which banking institutions in Toronto, Ontario are authorized or obligated by law to close;

(j)	“Canadian Dollar Equivalent” of any amount which is expressed in United States Dollars means, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S. - Canadian Exchange Rate in effect on such date;

(k)	“Canadian - U.S. Exchange Rate” means, on any date, the inverse of the U.S. - Canadian Exchange Rate in effect on such date;

(l)	“Class A Shares” means the class A common shares in the capital of the Corporation;

(m)	“Class B Shares” means the class B common shares in the capital of the Corporation;

(n)	“Close of Business” on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the transfer office of the transfer agent (or co-transfer agent) for the Common Shares in the City of Toronto (or, after the Separation Time, the office of the Rights Agent in the City of Toronto) is closed to the public;

(o)	“Common Shares” shall mean the Class A Shares and the Class B Shares in the capital of the Corporation and, for the purposes of this Agreement, except as specifically otherwise provided herein, the Class A Shares and the Class B Shares shall be treated as a single class of common shares;

Approved by the Board of Directors on April 21, 2009 Expiry date: June 30, 2012	Page 6

(p)	“Competing Permitted Bid” means a Take-over Bid that:

	(i)	is made after a Permitted Bid has been made and prior to the expiry of that Permitted Bid;

	(ii)	satisfies all of the provisions of a Permitted Bid other than the condition set forth in Clause (ii) of the definition of a Permitted Bid; and

	(iii)	contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date that is no earlier than the later of (A) 35 days after the date of the Take-over Bid constituting the Competing Permitted Bid; and (B) 60 days following the date on which the earliest Permitted Bid which preceded the Competing Permitting Bid was made; and then only if at the date that the Voting Shares are to be taken up more than 50 per cent (50%) of the then outstanding Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Competing Permitted Bid and not withdrawn;

(q)	“Confidentiality Agreement” means a confidentiality agreement that contains a standstill provision that restricts, for a period of at least 18 months (or such shorter period as may be approved by the Corporation) from the effective date of such confidentiality agreement, the Offeror, its Affiliates, associates, advisors, Representatives and any Person acting jointly or in concert with any of them from: (i) acquiring or agreeing to acquire or making any proposal to acquire, in any manner, any bank or other senior debt, shares or other securities, assets or property of the Corporation or its Affiliates; (ii) assisting, advising or encouraging any other Person to acquire or agree to acquire, in any manner, any bank or other senior debt, shares or other securities, assets or property of the Company or its Affiliates; (iii) soliciting proxies of the Company’s shareholders, or forming, joining or in any way participating in a proxy group; or (iv) making any public announcement with respect to the foregoing, except as may be required by applicable law or regulatory authorities;

(r)	“Confidential Information” means any and all information in any form, not publicly disclosed by the Corporation, relating to the Corporation or any of its Affiliates or their respective businesses, operations, assets or interests including, without limitation, financial statements, financial data, business plans, financial projections or forecasts, and any and all geological, geophysical, geochemical, metallurgical, sample and valuation data and other technical information, data, plans, reports, records, studies, drawings, maps, charts, models, logs, calculations, compilations, analysis, evaluations and interpretations, and whether or not specifically identified by the Corporation as confidential, and shall include any such information disclosed to the Offeror, or any of its Affiliates, associates, advisors or any of their Representatives or to any Person acting jointly or in concert with any of them, or to which access was permitted or granted to any of them, by any Person that is at the time of such disclosure or access required by contract with, or fiduciary or any other duties to, the Corporation or any of its Affiliates to keep such information confidential;

(s)	“Controlled”: a Person shall be deemed to be “controlled” by another Person if:

	(i)	in the case of a Person that is a corporation or body corporate, (A) securities entitled to vote in the election of directors carrying more than 50 per cent (50%) of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other

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Person; and (B) the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation; and

(ii) in the case of a Person that is not a corporation or a body corporate, more than 50 per cent (50%) of the voting or equity interests of such Person are held, directly or indirectly, by or for the benefit of the other Person or Persons;

and “controls”, “controlling” and “under common control with” shall be interpreted accordingly;

(t)	“Co-Rights Agents” shall have the meaning ascribed thereto in Subsection 4.1(a);

(u)	“Dividend Reinvestment Acquisition” shall mean an acquisition of Voting Shares of any class pursuant to a Dividend Reinvestment Plan;

(v)	“Dividend Reinvestment Plan” means a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to holders of its securities where such plan permits the holder to direct that some or all of:

(i) dividends paid in respect of shares of any class of the Corporation;

(ii) proceeds of redemption of shares of the Corporation;

(iii) interest paid on evidences of indebtedness of the Corporation; or

(iv) optional cash payments;

be applied to the purchase from the Corporation of Common Shares;

(w)	“Effective Time” means <*>, 2009;

(x)	“Election To Exercise” shall have the meaning ascribed thereto in Clause 2.2(d)(ii);

(y)	“Exempt Acquisition” means a share acquisition in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Subsection 5.1(b), (c) or (d);

(z)	“Exercise Price” shall mean, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right in accordance with the terms hereof and, subject to adjustment thereof in accordance with the terms hereof, the Exercise Price shall be:

(i) until the Separation Time, an amount equal to two times the Market Price, from time to time, per Common Share; and

(ii) from and after the Separation Time, an amount equal to two times the Market Price, as at the Separation Time, per Common Share.;

(aa)	“Expansion Factor” shall have the meaning ascribed thereto in Clause 2.3(a)(x);

(bb)	“Expiration Time” shall mean 5:00 p.m. Toronto time on June 30, 2012 unless such time is extended for an additional three-year period pursuant to Section 5.15;

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(cc)	“Flip-In Event” shall mean a transaction in or pursuant to which any Person becomes an Acquiring Person;

(dd)	“Grandfathered Person” shall mean any Person who is the Beneficial Owner of 20 per cent (20%) or more of the outstanding Voting Shares of the Corporation determined as of 12:01 am (Toronto time) on the Agreement Date, provided, however, that a Person shall cease to be a Grandfathered Person if such Person ceases to Beneficially Own 20% or more of the outstanding Voting Shares at any time after 12:01 am (Toronto time) on the Agreement Date;

(ee)	“Holder” shall have the meaning ascribed thereto in Section 2.8;

(ff)	“Independent Shareholders” shall mean holders of Voting Shares, other than:

	(i)	any Acquiring Person;

	(ii)	any Offeror, other than a Person referred to in Clause 1.1(g)(B);

	(iii)	any Affiliate or Associate of any Acquiring Person or Offeror;

	(iv)	any Person acting jointly or in concert with any Acquiring Person or Offeror; and

	(v)	any employee benefit plan, deferred profit sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-over Bid;

(gg)	“Market Price” per share of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

	(i)	the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal Canadian stock exchange on which such securities are listed or admitted to trading;

	(ii)	if for any reason none of such prices is available on such day or the securities are not listed or posted for trading on a Canadian stock exchange, the last sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for

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each of such securities as reported by the principal national United States securities exchange or market on which such securities are listed or admitted to trading;

(iii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange or market, the last sale price or, in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use; or

(iv) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange or market or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities;

provided, however, that if for any reason none of such prices is available on such day, the closing price per share of such securities on such date means the fair value per share of such securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker with respect to the fair value per share of such securities. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof.

(hh)	“Nominee” shall have the meaning ascribed thereto in Subsection 2.2(c);

(ii)	“Offer To Acquire” shall include:

(i) an offer to purchase or a solicitation of an offer to sell; and

(ii) an acceptance of an offer to sell, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(jj)	“Offeror” shall mean a Person who has announced an intention to make or who is making a Take-over Bid;

(kk)	“Permitted Bid” means a Take-over Bid made by an Offeror by way of take-over bid circular which also complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of Voting Shares as registered on the books of the Corporation, other than the Offeror;

(ii) the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than 60 days following the date of the Take-over Bid and then only if at such date more than 50 per cent (50%) of the Voting Shares held by

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Independent Shareholders shall have been deposited or tendered pursuant to the Take- over Bid and not withdrawn;

	(iii)	the Take-over Bid contains an irrevocable and unqualified provision that unless the Take- over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period of time between the date of the Take-over Bid and the date on which Voting Shares may be taken up and paid for and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for;

	(iv)	the Take-over Bid contains an irrevocable and unqualified provision that if, on the date on which Voting Shares may be taken up and paid for, more than 50 per cent (50%) of the Voting Shares held by Independent Shareholders shall have been deposited pursuant to the Take-over Bid and not withdrawn, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than ten Business Days from the date of such public announcement; and

	(v)	the Take-over Bid shall not have been made if, at the commencement of the Take-over Bid the Offeror, or any of its Affiliates, associates, advisors or any directors, officers, employees, agents or representatives (collectively the “Representatives”) of any of them or any Person acting jointly or in concert with the Offeror or any of its Affiliates, associates, advisors or such Representatives in connection with the Take-over Bid, possessed Confidential Information, unless the Offeror and any such Affiliates, associates, advisors or Representatives and any such Person acting jointly or in concert with any of them shall have entered into a Confidentiality Agreement with the Corporation within three months prior to the commencement of the Take-over Bid;

(ll)	“Permitted Bid Acquisition” shall mean an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(mm)	“Permitted Lock-Up Agreement” shall mean an agreement between a Person and one or more holders of Voting Shares pursuant to which such holders (each a “Locked-Up Person”) agree to deposit or tender Voting Shares to a Take-over Bid (the “Lock-Up Bid”) made or to be made by such Person or any of such Person’s Affiliates or Associates or any other Person with which such Person is acting jointly or in concert, provided that:

	(i)	the terms of such agreement are reduced to writing and publicly disclosed and a copy of such agreement is made available to the public (including the Corporation) not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has been made prior to the date on which such agreement is entered into, not later than the date of such agreement;

	(ii)	the agreement permits a Locked-Up Person to terminate its obligation to deposit or tender Voting Shares to or not to withdraw such Voting Shares from the Lock-Up Bid, and to terminate any obligation with respect to the voting of such Voting Shares, in order to tender or deposit the Voting Shares to another Take-over Bid or to support another transaction where the price or value of the consideration per Voting Share offered under such other Take-over Bid or transaction is:

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(A) greater than the price or value of the consideration per Voting Share at which the

Locked-Up Person has agreed to deposit or tender Voting Shares to the Lock-Up Bid; or

		(B)	equal to or greater than a minimum price or value specified in the agreement, which specified minimum is not more than 7 per cent (7%) higher than the price or value of the consideration per Voting Share at which the Locked-Up Person has agreed to deposit or tender Voting Shares to the Lock-Up Bid; and

	(iii)	no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in aggregate the greater of:

		(A)	2.5 per cent (2.5%) of the price or value of the consideration payable under the Lock-Up Bid to a Locked-Up Person; and

		(B)	50 per cent (50%) of the amount by which the price or value of the consideration received by a Locked-Up Person under another Take-over Bid or transaction exceeds the price or value of the consideration that the Locked-Up Person would have received under the Lock-Up Bid, shall be payable by such Locked-Up Person if the Locked-Up Person fails to deposit or tender Voting Shares to the Lock-Up Bid, withdraws Voting Shares previously tendered thereto or supports another transaction;

(nn)	“Person” shall include an individual, body corporate, firm, partnership, limited partnership, limited liability company, syndicate or other form of unincorporated association, trust, trustee, executor, administrator, legal personal representative, group, unincorporated organization, a government and its agencies or instrumentalities, any entity or group whether or not having legal personality;

(oo)	“Privacy Laws” shall have the meaning ascribed thereto in Section 4.6;

(pp)	“Pro Rata Acquisition” shall mean an acquisition by a Person of Voting Shares pursuant to:

	(i)	a Dividend Reinvestment Acquisition;

	(ii)	a stock dividend, stock split or other event in respect of securities of the Corporation of one or more particular classes or series pursuant to which such Person becomes the Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of securities of the particular class, classes or series;

	(iii)	the acquisition or the exercise by the Person of rights to purchase Voting Shares issued by the Corporation to all holders of securities of the Corporation of one or more particular classes or series pursuant to a rights offering or pursuant to a prospectus, provided that such rights are acquired directly from the Corporation and not from any other Person; or

	(iv)	a distribution of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities),

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made pursuant to a prospectus or by way of a private placement by the Corporation provided that the Person does not thereby acquire beneficial ownership of a greater percentage of such Voting Shares or securities convertible into or exchangeable for Voting Shares so offered than the Person’s percentage of Voting Shares beneficially owned immediately prior to such acquisition;

(qq)	“Record Time” has the meaning set forth in the recitals hereto;

(rr)	“Right” means a right to purchase a Class A Share of the Corporation, upon the terms and subject to the conditions set forth in this Agreement;

(ss)	“Rights Certificate” means the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Attachment 1;

(tt)	“Rights Register” shall have the meaning ascribed thereto in Subsection 2.6(a);

(uu)	“Securities Act (Ontario)” shall mean the Securities Act, R.S.O. 1990, c.S.5, as amended, and the regulations thereunder, and any comparable or successor laws or regulations thereto;

(vv)	“Separation Time” shall mean, subject to Subsection 5.1(d), the later of

	(i)	the close of business on the tenth Trading Day after the earlier of:

		(A)	the Stock Acquisition Date;

		(B)	the date of the commencement of or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and

		(C)	the date on which a permitted Bid or Competing Permitted Bid ceases to be a Permitted Bid or a Competing Permitted Bid, as applicable,

or such later time as may be determined by the Board of Directors, provided that, if any Take-over Bid referred to in clause (B) above expires, is not made, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been commenced, made or announced; and

	(ii)	the Record Time;

(ww)	“Stock Acquisition Date” shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a news release issued or a report filed pursuant to Section 102.1 of the Securities Act (Ontario) or Section 13(d) of the 1934 Exchange Act) by the Corporation or an Acquiring Person of facts indicating that a Person has become an Acquiring Person;

(xx)	“Subsidiary”: a corporation shall be deemed to be a Subsidiary of another Person (other than a natural person) if:

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	(i)	it is controlled by:

	(ii)	that other Person; or

	(iii)	that other Person and one or more other Persons (other than natural persons) each of which is controlled by that other Person; or

	(iv)	two or more other Persons (other than natural persons) each of which is controlled by that other Person; or

	(v)	it is a Subsidiary of a Person (other than a natural Person) that is that other Person’s Subsidiary;

(yy)	“Take-Over Bid” shall mean an Offer to Acquire Voting Shares or other securities of the Corporation, if (x) the Voting Shares or other securities subject to the Offer to Acquire, together with (y) the aggregate of the Voting Shares and such other securities Beneficially Owned on the date of the Offer to Acquire by the Person making such Offer to Acquire, would constitute in the aggregate 20 per cent (20%) or more of the outstanding Voting Shares at the date of the Offer to Acquire;

(zz)	“Trading Day”, when used with respect to any securities, shall mean a day on which the principal Canadian stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a Business Day;

(aaa)	“U.S.-Canadian Exchange Rate” means, on any date:

	(i)	if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

	(ii)	in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith;

(bbb)	“U.S. Dollar Equivalent” of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the Canadian-U.S. Exchange Rate in effect on such date;

(ccc)	“Voting Share Reduction” shall mean an acquisition or redemption by the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of outstanding Voting Shares Beneficially Owned by any Person to 20 per cent (20%) or more of the Voting Shares then outstanding; and

(ddd)	“Voting Shares” shall mean the Common Shares of the Corporation and any other shares in the capital of the Corporation entitled to vote generally in the election of all directors.

(eee)	“Yukon Business Corporations Act” means the Business Corporations Act (Yukon), R.S.Y. 2002, c. 20, as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto.

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(fff)	“1933 Securities Act” means the Securities Act of 1933 of the United States, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;

(ggg)	“1934 Exchange Act” means the Securities Exchange Act of 1934 of the United States, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;

1.2 Currency

     All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3 Headings

     The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

	(a)	For purposes of this Agreement, in determining the percentage of outstanding Voting Shares of the Corporation with respect to which a Person is or is deemed to be the Beneficial Owner, all unissued Voting Shares of the Corporation of which such person is deemed to be the Beneficial Owner shall be deemed to be outstanding.

	(b)	For purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by any Person shall be and be deemed to be the product (expressed as a percentage) determined by the formula:

100 x A/B

where:

A=	the number of votes for the election of all directors generally attaching to the Voting
Shares Beneficially Owned by such Person; and

B=	the number of votes for the election of all directors generally attaching to all outstanding
Voting Shares.

The percentage of outstanding Voting Shares represented by any particular group of Voting Shares acquired or held by any Person shall be determined in like manner mutatis mutandis.

1.5 Acting Jointly or in Concert

     For purposes of this Agreement a Person is acting jointly or in concert with another Person, if such Person has any agreement, commitment, arrangement or understanding, whether formal or informal and whether or not in writing, with such other Person for the purpose of acquiring or Offering to Acquire any Voting Shares (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group

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members with respect to a distribution of securities by the Corporation, (y) pledges of securities in the ordinary course of business, and (z) Permitted Lock-Up Agreements).

1.6 Generally Accepted Accounting Principles

     Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be generally accepted accounting principles followed in Canada (which shall include international financial reporting standards if on the relevant date the Corporation is required to, or is permitted to and does, prepare its financial statements in accordance with international financial reporting standards) applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

1.7 Successor Rights Agent and Restatement

     Effective March 16, 2001, Computershare was appointed as the successor to Montreal Trust Company of Canada as Rights Agent under this Agreement. All references to the “Rights Agent” in this Agreement for any time prior to the effective time of such appointment shall be taken to be references to Montreal Trust and all such references for any time after the effective time of such appointment shall be taken to be references to Computershare. This Agreement has been amended and restated effective <*>, 2009. Notwithstanding such amendment and restatement, this Agreement shall be dated as of October 5, 1998 and shall be considered to speak as of October 5, 1998 except where otherwise specifically provided or where the context otherwise requires.

ARTICLE 2 THE RIGHTS

2.1 Legend on Share Certificates

     Certificates representing Common Shares which are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall also evidence one Right for each Common Share represented thereby until the earlier of the Separation Time or the Expiration Time and the Corporation shall cause such certificates to have impressed thereon, printed thereon, written thereon or otherwise affixed to them the following legend:

“Until the close of business on the earlier of the Separation Time or the Expiration Time (as both terms are defined in the Shareholder Rights Agreement referred to below), this certificate also evidences rights of the holder described in a Shareholder Rights Plan Agreement dated as of <*>, 2009 (the “Shareholder Rights Agreement”) between Gold Reserve Inc. (the “Corporation”) and Computershare Investor Services Inc., as supplemented, amended or otherwise modified from time to time, the terms of which are incorporated herein by reference and a copy of which is on file at the principal executive offices of the Corporation. Under certain circumstances set out in the Shareholder Rights Agreement, the rights may be terminated, may expire, may become null and void (if, in certain cases they are “Beneficially Owned” by an “Acquiring Person” as such terms are defined in the Shareholder Rights Agreement, whether currently

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held by or on behalf of such Person or a subsequent holder) or may be evidenced by separate certificates and no longer evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Shareholder Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.”

     Provided that the Record Time occurs prior to the Separation Time, certificates representing Common Shares that are issued and outstanding at the Record Time shall also evidence one Right for each Common Share represented thereby notwithstanding the absence of the foregoing legend, until the close of business on the earlier of the Separation Time and the Expiration Time.

2.2	Initial Exercise Price: Exercise of Rights: Detachment of Rights

	(a)	Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Class A Share for the Exercise Price or the U.S. Dollar Equivalent as at the Business Day immediately preceding the day of exercise of the Right (and the Exercise Price and number of Class A Shares are subject to adjustment as set forth below).

	(b)	Until the Separation Time,

		(i)	the Rights shall not be exercisable and no Right may be exercised; and

		(ii)	each Right, when issued, will be evidenced by the certificate for the associated Common Share of the Corporation registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share of the Corporation.

	(c)	From and after the Separation Time and prior to the Expiration Time:

		(i)	the Rights shall be exercisable; and

		(ii)	the registration and transfer of Rights shall be separate from and independent of Common Shares. Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a “Nominee”)), at such holder’s address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(x) a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or with any rule or regulation of any self- regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

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(y) a disclosure statement describing the Rights, provided that a Nominee shall be sent the materials provided for in (x) and (y) only in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person.

(d)	Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its office in Toronto, Ontario or any other office of the Rights Agent (or any Co-Rights Agent) in cities designated from time to time for that purpose by the Corporation:

	(i)	the Rights Certificate evidencing such Rights;

	(ii)	an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

	(iii)	payment by certified cheque, banker’s draft or money order payable to the order of the Corporation, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Class A Shares in a name other than that of the holder of the Rights being exercised.

(e)	Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Clause 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Clause 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

	(i)	requisition from the transfer agent certificates representing the number of such Class A Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

	(ii)	when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Class A Shares;

	(iii)	after receipt of the certificates referred to in Clause 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

when appropriate, after receipt, deliver the cash referred to in Clause 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate; and

(iv) remit to the Corporation all payments received on the exercise of Rights.

(f)	In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject

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to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(g)	The Corporation covenants and agrees that it will:

	(i)	take all such action as may be necessary and within its power to ensure that all Class A Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Class A Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

	(ii)	take all such action as may reasonably be considered to be necessary and within its power to comply with the requirements of the Yukon Business Corporations Act, the Securities Act (Ontario) and the securities laws or comparable legislation of each of the provinces and territories of Canada, the 1933 Securities Act and the 1934 Exchange Act and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights, the Rights Certificates and the issuance of any Class A Shares upon exercise of Rights;

	(iii)	use reasonable efforts to cause all Class A Shares issued upon exercise of Rights to be listed on the stock exchanges and markets on which such Class A Shares were traded immediately prior to the Stock Acquisition Date;

	(iv)	pay when due and payable, if applicable, any and all federal, provincial, territorial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Class A Shares to be issued upon exercise of any Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Class A Shares in a name other than that of the holder of the Rights being transferred or exercised; and

	(v)	after the Separation Time, except as permitted by Sections 5.1 and 5.4, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3 Adjustments to Exercise Price: Number of Rights

     The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)	In the event the Corporation shall at any time after the Agreement Date:

	(i)	declare or pay a dividend on Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Corporation) other than pursuant to any Dividend Reinvestment Plan;

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(ii)	subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii)	consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv)	issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Corporation) in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date in the manner set forth below. If the Exercise Price and number of Rights outstanding are to be adjusted:

(x)	the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(y)	each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Corporation shall issue any shares of capital stock other than Common Shares in a transaction of a type described in Clause 2.3(a)(i) or (iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment. In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

(b)	In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to

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subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)	the numerator of which shall be the number of Common Shares outstanding on such record date plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii)	the denominator of which shall be the number of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares from treasury pursuant to the Dividend Reinvestment Plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 90 per cent (90%) of the current market price per share (determined as provided in such plans) of the Common Shares.

(c)	In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an annual cash dividend or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b)) to purchase Common Shares at a price per Common Share that is less than the Market Price per Common Share on such

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record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i) the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (the determination of which shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii) the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)	Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1 per cent (1%) in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of:

(i) three years from the date of the transaction which gives rise to such adjustment; or

(ii) the Expiration Time.

(e)	In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in Clause 2.3(a)(i) or (iv), if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and (c) in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b) and (c), such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b) and (c), shall be made. Subject to Subsection 5.4(b) and (c), the Corporation and the Rights Agent shall have authority without the approval of the holders of the Common Shares or the holders of Rights to amend this Agreement as appropriate to provide for such adjustments.

(f)	Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Class A Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g)	Irrespective of any adjustment or change in the Exercise Price or the number of Class A Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued

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may continue to express the Exercise Price per Class A Share and the number of Class A Shares which were expressed in the initial Rights Certificates issued hereunder.

(h)	In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Class A Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Class A Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(i)	Notwithstanding anything contained in this Section 2.3 to the contrary, the Corporation shall be entitled to make such adjustments in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i) consolidation or subdivision of Common Shares;

(ii) issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii) stock dividends; or

(iv) issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Corporation to holders of its Common Shares, subject to applicable taxation laws, shall not be taxable to such shareholders or shall subject such shareholders to a lesser amount of tax.

(j)	The Rights Agent shall be entitled to rely on any certificate received from the Corporation stating that any of the events giving rise to an adjustment required by this Section 2.3 has occurred.

(k)	The Corporation may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Class A Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Class A Shares for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become the number of Rights (calculated to the nearest one ten- thousandth) obtained by dividing the relevant Exercise Price by the relevant Exercise Price in effect immediately after adjustment of the relevant Exercise Price. The Corporation shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the relevant Exercise Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least 10 days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Subsection 2.3(k), the Corporation shall, as promptly as practicable, cause to be distributed to such holders of record in substitution and replacement for the Rights

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Certificated held by such holders prior to the date of adjustment, and upon surrender thereof if required by the Corporation, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the relevant adjusted Exercise Price and shall be registered in the names of holders or record of Rights Certificates on the record date specified in the public announcement.

(l)	Irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the securities so purchasable which were expressed in the initial Rights Certificates issued hereunder.

(m)	In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of the record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to holders of any Rights exercised after such record date of the number of Class A Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Class A Shares and other securities of the Corporation shall deliver to such holder a due bill or other appropriate instrument evidencing such holder’s right to receive such additional Class A Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(n)	Notwithstanding anything in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in its good faith judgment the Board of Directors shall determine to be advisable in order that any (i) subdivision or consolidation of the Common Shares, (ii) issuance (wholly or in part for cash) of Common Shares at less than the applicable Market Price, (ii) issuance (wholly for cash) of any Common Shares or securities that by their terms are exchangeable for or convertible into or give a right to acquire Common Shares, subject to applicable taxation laws, shall not be taxable to such shareholders.

(o)	After the Separation Time, the Corporation will not, except as permitted by the provisions hereof, take (or permit any Subsidiary of the Corporation to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(p)	Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon the exercise of Rights is made pursuant to this Section 2.3, the Corporation shall promptly:

(i) prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment;

(ii) file with the Rights Agents and with each transfer agent for the Common Shares, a copy of such certificate; and

(iii) cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

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2.4	Date on Which Exercise Is Effective

Each Person in whose name any certificate for Class A Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Class A Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Class A Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Class A Share transfer books of the Corporation are open.

2.5	Execution, Authentication, Delivery and Dating of Rights Certificates

	(a)	The Rights Certificates shall be executed on behalf of the Corporation by its Chairman of the Board, President or any Vice-President and by its Corporate Secretary or any Assistant Secretary under the corporate seal of the Corporation reproduced thereon. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

	(b)	Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall manually countersign (in a manner satisfactory to the Corporation) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

	(c)	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6	Registration, Transfer and Exchange

	(a)	The Corporation will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed, effective from and after the Separation Time, registrar for the Rights (the “Rights Registrar”) for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Corporation will execute, and the Rights Agent will manually countersign, deliver and register, in the name of the holder or the designated transferee or transferees, as required pursuant

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to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

	(b)	All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

	(c)	Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

	(d)	The Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates

	(a)	If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

	(b)	If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

(i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii) such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon the Corporation’s request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

	(c)	As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

	(d)	Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

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2.8 Persons Deemed Owners of Rights

     The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Right shall mean the registered holder of such Right (or, from and after the Record Time and prior to the Separation Time, the registered holder of the associated Common Share).

2.9 Delivery and Cancellation of Certificates

     All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10 Agreement of Rights Holders

     Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a)	to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)	that, provided the Separation Time follows the Record Time, from and after the Record Time and prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c)	that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d)	that prior to due presentment of a Rights Certificate (or, from and after the Record Time and prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e)	that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein);

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(f)	that, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein, and

(g)	notwithstanding anything in this Agreement to the Contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or to any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any applicable law, preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11 Rights Certificate Holder Not Deemed a Shareholder

     No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Class A Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Class A Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of Class A Shares or any other shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Class A Shares or any other shares of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3 ADJUSTMENTS TO THE RIGHTS

3.1	Flip-in Event

	(a)	Subject to Subsection 3.1(b) and Section 5.1, in the event that prior to the Expiration Time a Flip- in Event shall occur, each Right shall constitute, effective at the close of business on the later of the Effective Time or the tenth Trading Day after the Stock Acquisition Date, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Class A Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

	(b)	Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date, or which thereafter may be Beneficially Owned, by:

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(i)	an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii)	a transferee or other successor in title, directly or indirectly, (a “Transferee”) of Rights or Common Shares held by an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), where such Transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), that has the purpose or effect of avoiding Clause 3.1(b)(i), shall become null and void without any further action, and any holder of such Rights (including any Transferee) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c)	From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Yukon Business Corporations Act, the Securities Act (Ontario) and the securities laws or comparable legislation of each of the provinces of Canada and of the United States and each of the applicable states thereof in respect of the issue of Class A Shares upon the exercise of Rights in accordance with this Agreement.

(d)	Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Clause 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

“The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.l(b) of the Shareholder Rights Agreement.”

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Corporation in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend and provided further that the fact that such legend does not appear on a certificate is not determinative of whether any Rights represented thereby are void under this Section.

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Expiry date: June 30, 2012

ARTICLE 4 THE RIGHTS AGENT

4.1	General

	(a)	The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such Co- Rights Agents (“Co-Rights Agents”) as it may deem necessary or desirable. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine. The Corporation agrees to pay all reasonable fees and expenses of the Rights Agent in respect of the performance of its duties under this Agreement. The Corporation also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement.

	(b)	The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

	(c)	The Rights Agent shall not be responsible for any inaccuracies in the shareholder information provided by the Corporation to the Rights Agent pursuant to Subsection 2.2(c).

4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

	(a)	Any corporation into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

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(b)	In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3 Duties of Rights Agent

     The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Corporation and the holders of certificates for Common Shares and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)	the Rights Agent may consult with legal counsel (who may be legal counsel for the Corporation), at the Corporation’s expense, and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion;

(b)	whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board, President, any Vice-President, Treasurer, Corporate Secretary or any Assistant Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c)	the Rights Agent will be liable hereunder for its own gross negligence, bad faith or wilful misconduct and that of its officers, directors and employees;

(d)	the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares, or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;

(e)	the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment or any written notice from the Company or any holder that a Person has become an Acquiring Person); nor shall it by any act

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hereunder be deemed to make any representation or warranty as to the authorization of any Class A Shares to be issued pursuant to this Agreement or any Rights or as to whether any Class A Shares will, when issued, be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(f)	the Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g)	the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chairman of the Board, President, any Vice-President, Treasurer, Corporate Secretary or any Assistant Secretary of the Corporation, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual;

(h)	the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity; and

(i)	the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4 Change of Rights Agent

     The Rights Agent may resign and be discharged from its duties under this Agreement upon 90 days’ notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to each transfer agent of Common Shares by registered or certified mail. The Corporation may remove the Rights Agent upon 30 days’ notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Corporation the resigning Rights Agent or the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate, if any, for inspection by the Corporation), may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Ontario. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall, subject to its right to first require payment of all outstanding fees and other amounts owed to it hereunder, deliver and

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transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validly of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

4.5 Compliance with Money Laundering Legislation

     The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to the Company, provided: (i) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent’s satisfaction within such 10-day period, then such resignation shall not be effective.

4.6 Privacy Provision

     The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual’s personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

ARTICLE 5 MISCELLANEOUS

5.1	Redemption and Waiver

	(a)	The Board of Directors may, with the prior consent of the holders of Voting Shares or of the holders of Rights given in accordance with Section 5.1(i) or (j), as the case may be, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to the provisions of this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”). The Board of

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Directors may, prior to the date of the shareholders’ meeting referred to in Section 5.15, elect to terminate this Agreement. If the Board of Directors elects to terminate this Agreement pursuant to this Section 5.1(a), this Agreement will thereupon terminate and be void and of no further force or effect.

(b)	The Board of Directors may, with the prior consent of the holders of Voting Shares given in accordance with Section 5.1(i), determine, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares and otherwise than in the circumstances set forth in Section 5.1(d), to waive the application of Section 3.1 to such Flip-in Event. In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of shareholders called to approve such waiver.

(c)	The Board of Directors may, until the occurrence of a Flip-in Event upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to such particular Flip-in Event provided that the Flip-in Event would occur by reason of a Take-over Bid made by way of take-over bid circular sent to all holders of Voting Shares (which for greater certainty shall not include the circumstances described in Subsection 5.1(d)); provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(c), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a take-over bid circular to all holders of Voting Shares (i) prior to the granting of such waiver, (ii) thereafter and prior to the expiry of any Take-over Bid (as the same may be extended from time to time) outstanding at the time of the granting of such waiver or (iii) thereafter and prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.1(c).

(d)	Notwithstanding the provisions of Subsections 5.1(b) and (c) hereof, the Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event, provided that both of the following conditions are satisfied:

(i) the Board of Directors has determined within ten Trading Days following a Stock Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement, and

(ii) such Person has reduced its Beneficial Ownership of Voting Shares such that at the time of granting the waiver pursuant to this Subsection 5.1(d), such Person is no longer an Acquiring Person and in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date and Flip-in Event shall be deemed not to have occurred and the Separation Time shall be deemed not to have occurred as a result of such Person having inadvertently become an Acquiring Person.

(e)	The Board of Directors, shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person which has made a Permitted Bid, a Competing Permitted Bid, a Take-Over Bid in respect of which the Board of Directors has

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Expiry date: June 30, 2012

waived, or is deemed to have waived, pursuant to Section 5.1(c) the application of Section 3.1, takes up and pays for Voting Shares pursuant to the terms and conditions of such Permitted Bid, Competing Permitted Bid or Take-over bid, as the case may be.

(f)	Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

Upon the Rights being redeemed pursuant to this Subsection 5.1(f), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

(g)	If the Board of Directors elects or is deemed to have elected to redeem the Rights, and, in circumstances in which Subsection 5.1(a) is applicable, such redemption is approved by the holders of Voting Shares or the holders of Rights in accordance with Subsection 5.1(i) or (j), as the case may be, the right to exercise the Rights, will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(h)	Within 10 Business Days after the Board of Directors elects or is deemed to elect, to redeem the Rights or if Subsection 5.1(a) is applicable within 10 Business Days after the holders of Common Shares of the holders of Rights have approved a redemption of Rights in accordance with Section 5.1(i) or (j), as the case may be, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than specifically set forth in this Section 5.1 or in connection with the purchase of Common Shares prior to the Separation Time.

(i)	If a redemption of Rights pursuant to Section 5.1(a) or a waiver of a Flip-in Event pursuant to Section 5.1(b) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Corporation’s by-laws.

(j)	If a redemption of Rights pursuant to Section 5.1(a) is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be,

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Expiry date: June 30, 2012

which are provided in the Corporation’s by-laws and the Yukon Business Corporations Act with respect to meetings of shareholders of the Corporation.

5.2 Expiration

     No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Section 4.1 of this Agreement.

5.3 Issuance of New Rights Certificates

     Notwithstanding any of the provisions of this Agreement or the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4	Supplements and Amendments

	(a)	The Corporation may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations thereunder. The Corporation may, prior to the date of the shareholders’ meeting referred to in Section 5.15, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of the Rights generally) without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable.

Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 or to the rights, duties, obligations or indemnities of the Rights Agent, except with the written concurrence of the Rights Agent to such supplement or amendment.

	(b)	Subject to Subsection 5.4(a), the Corporation may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time before the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).

Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the articles and by-laws of the Corporation.

	(c)	Subject to Subsection 5.4(a), the Corporation may, with the prior consent of the holders of Rights, at any time on or after the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 or to the rights, duties, obligations or indemnities of the Rights Agent, except with the written concurrence of the Rights Agent thereto.

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	(d)	Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation’s by-laws and the Yukon Business Corporations Act with respect to meetings of shareholders of the Corporation.

	(e)	Any amendments made by the Corporation to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulation thereunder shall:

(i) if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment;

(ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(d), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting (or any adjournment of such meeting) at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

5.5	Fractional Rights and Fractional Shares

	(a)	The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time, in lieu of issuing fractional Rights, the Corporation shall pay to the holders of record of the Rights Certificates (provided the Rights represented by such Rights Certificates are not void pursuant to the provisions of Subsection 3.1(b), at the time such fractional Rights would otherwise be issuable), an amount in cash equal to the fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right.

	(b)	The Corporation shall not be required to issue fractions of Class A Shares upon exercise of Rights or to distribute certificates which evidence fractional Class A Shares. In lieu of issuing fractional Class A Shares, the Corporation shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one Class A Share that the fraction of a Class A Share that would otherwise be

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issuable upon the exercise of such Right is of one whole Class A Share at the date of such exercise.

5.6 Rights of Action

     Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, as the case may be, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce such holder’s right to exercise such holder’s Rights, or Rights to which he is entitled, in the manner provided in such holder’s Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, as the case may be, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7 Regulatory Approvals

     Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, including without limiting the generality of the foregoing, any necessary approvals of the Toronto Stock Exchange and the NYSE Alternext US or any other applicable stock exchange or market.

5.8	Notice of Proposed Actions

In case the Corporation shall propose after the Separation Time and prior to the Expiration Time:

	(a)	to effect or permit (in cases where the Corporation’s permission is required) any Flip-in Event; or

	(b)	to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation’s assets, then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.9 hereof, a notice of such proposed action, which shall specify the date on which such Flip-in Event, liquidation, dissolution, winding up or sale is to take place, and such notice shall be so given at least 10 Business Days prior to the date of taking of such proposed action by the Corporation.

5.9	Notices

	(a)	Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

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Expiry date: June 30, 2012

Gold Reserve Inc.

	926	W. Sprague Avenue, Suite 200

Spokane, Washington 99201 Attention: President Telecopy No.: (509) 623-1634

(b)	Notices or demands authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Corporation), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Computershare Investor Services Inc.

	100	University Avenue

8th Floor

Toronto, Ontario M5J 2Y1 Attention: Manager, Client Services Telecopy No.: (416) 981-9800

(c)	Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for its Common Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d)	Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.10 Costs of Enforcement

     The Corporation agrees that if the Corporation fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.

5.11 Successors

     All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

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Expiry date: June 30, 2012

5.12 Benefits of this Agreement

     Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.13 Governing Law

     This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Ontario and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.14 Severability

     If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15	Date Agreement Becomes Effective; Confirmation and Reconfirmation

	(a)	This Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Time. If this Agreement is not ratified and confirmed by a resolution passed by

		a	majority of greater than 50 per cent (50%) of the votes cast by holders of Voting Shares held by Independent Shareholders who vote in respect of ratification and confirmation of this Agreement at a meeting of the holders of Voting Shares called for such purpose and held within six months of the Effective Date, then all outstanding Rights and this Agreement shall terminate and be null and void and of no further force and effect from and after the earlier of the date of such meeting or any adjournment thereof and the date that is six months from the Effective Date.

	(b)	At or prior to the annual meeting of shareholders of the Corporation in the year 2012, provided that a Flip-in Event has not occurred prior to such time, the Board of Directors shall submit a resolution ratifying and reconfirming the continued existence of this Agreement to the Independent Shareholders for their consideration and, if thought desirable, approval. If the continued existence of this Agreement is not ratified and reconfirmed by a resolution passed by a majority of greater than 50 per cent (50%) of the votes cast by holders of Voting Shares held by Independent Shareholders who vote in respect of such ratification and reconfirmation at such annual meeting of shareholders, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the close of business on the date on which the results of the votes on such resolution are confirmed; provided, that termination shall not occur if

		a	Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to

Subsection 5.1(c) or (d) hereof), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.15. In the event that this Agreement is so ratified and reconfirmed, the Expiration Time shall be extended for an additional three-year period. This Agreement shall be ratified and reconfirmed by the Independent Shareholders every three years thereafter in accordance with the foregoing provisions, mutatis mutandis.

Approved by the Board of Directors on April 21, 2009	Page 40
Expiry date: June 30, 2012

5.16 Determinations and Actions by the Board of Directors

     The Board of Directors shall have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board of Directors or the Corporation, or as may be necessary or advisable in the administration of this Agreement. All such actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, shall not subject the Board of Directors or any director of the Corporation to any liability to the holders of the Rights.

5.17 Fiduciary Duties of the Directors

     Nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Voting Shares and/or securities convertible into or exercisable for Voting Shares reject or accept any Take-over Bid or take any other action including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the solicitation of additional or alternative Take-over Bids or other proposals to shareholders that the Board of Directors believes are necessary or appropriate in the exercise of their fiduciary duties.

5.18 Declaration as to Non-Canadian Holders

     If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.19	Time of the Essence

Time shall be of the essence in this Agreement.

5.20	Execution in Counterparts

     This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

[Signature page follows]

Approved by the Board of Directors on April 21, 2009	Page 41
Expiry date: June 30, 2012

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

GOLD RESERVE INC.

By:

COMPUTERSHARE INVESTOR SERVICES INC.

By:

By:

Approved by the Board of Directors on April 21, 2009	Page 42
Expiry date: June 30, 2012

ATTACHMENT 1

     GOLD RESERVE INC. SHAREHOLDER RIGHTS PLAN AGREEMENT

[Form of Rights Certificate]

Certificate No.
________________________________________________________

Rights
________________________________________________________

     THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.

Rights Certificate

     This certifies that
__________________________________________________
or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, dated as of <*>, 2009, as the same may be amended or supplemented from time to time (the “Shareholder Rights Agreement”), between Gold Reserve Inc., a corporation duly incorporated under the laws of the Yukon Territory (the “Corporation”) and Computershare Investor Services Inc., a trust company incorporated under the laws of Canada (the “Rights Agent”) (which term shall include any successor Rights Agent under the Shareholder Rights Agreement), to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Shareholder Rights Agreement) and prior to the Expiration Time (as such term is defined in the Shareholder Rights Agreement), one fully paid Class A Share of the Corporation (a “Class A Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in the City of Toronto [insert other cities, if applicable]. The Exercise Price shall be $70.00 or the U.S. Dollar Equivalent and shall be subject to adjustment in certain events as provided in the Shareholder Rights Agreement.

     This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Shareholder Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Shareholder Rights Agreement are on file at the registered office of the Corporation.

     This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

     Subject to the provisions of the Shareholder Rights Agreement, the Rights evidenced by this Rights Certificate may be, and under certain circumstances are required to be, redeemed by the Corporation at a redemption price of $0.00001 per Right.

     No fractional Class A Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Shareholder Rights Agreement. No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Class A Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder

Approved by the Board of Directors on April 21, 2009	Page 43
Expiry date: June 30, 2012

Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Shareholder Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Agreement.

     This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation and its corporate seal.

Date: _________________________ GOLD RESERVE INC.

By:	By:

[President]		[Corporate Secretary]
Countersigned:
COMPUTERSHARE INVESTOR SERVICES INC.
By:
Authorized Signature

By:
Authorized Signature

Approved by the Board of Directors on April 21, 2009	Page 44
Expiry date: June 30, 2012

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate.)

FOR VALUE RECEIVED hereby sells, assigns and transfers unto
--------------------

(Please print name and address of transferee.)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint
______________________
, as attorney, to transfer the within Rights on the books of the Corporation, with full power of substitution.

Dated:

Signature

Signature Guaranteed:

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a member firm of a recognized stock exchange in Canada, a registered national securities exchange in the United States, a member of the Investment Industry Regulatory Organization of Canada or Financial Industry Regulatory Authority, Inc. or a commercial bank or trust company having an office or correspondent in Canada or the United States or a member of the Securities Transfer Agent Medallion Program (STAMP).

--------------------------------------------------------------------------------------

CERTIFICATE (To be completed if true.)

The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Class A Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of the foregoing. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.

Signature

-------------------------------------------------------------------------

(To be attached to each Rights Certificate.)

FORM OF ELECTION TO EXERCISE

(To be executed by the registered holder if such holder desires to exercise the Rights Certificate.)

TO:

The undersigned hereby irrevocably elects to exercise
_____________
whole Rights represented by the attached Rights Certificate to purchase the Class A Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:

(Name) (Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

(Name) (Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

Dated:

Signature

Signature Guaranteed: (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a member firm of a recognized stock exchange in Canada, a registered national securities exchange in the United States, a member of the Investment Industry Regulatory Organization of Canada or Financial Industry Regulatory Authority, Inc. or a commercial bank or trust company having an office or correspondent in Canada or the United States or a member of the Securities Transfer Agent Medallion Program (STAMP).

Signature

---------------------------------------------------------------------- (To be attached to each Rights Certificate.)

CERTIFICATE (To be completed if true.)

The undersigned party exercising Rights hereunder, hereby represents, for the benefit of all holders of Rights and Class A Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of the foregoing. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.

Signature

---------------------------------------------------------------------- (To be attached to each Rights Certificate.)

NOTICE

In the event the certification set forth above in the Forms of Assignment and Election is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof. No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.

Exhibit 99.2

Form of Proxy

GOLD RESERVE INC. PROXY

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

June 11, 2009

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF GOLD RESERVE INC.

The undersigned shareholder of Gold Reserve Inc. (the “Company”) hereby appoints Rockne J. Timm, Chief Executive Officer of the Company, or failing him, Robert A. McGuinness, Vice President Finance and Chief Financial Officer of the Company, or instead of either of them
____________________
, as proxyholder for the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Annual and Special Meeting of Shareholders of the Company to be held on June 11, 2009 (the “Meeting”) at 9:30 a.m. (Pacific daylight time) and at any adjournment or postponement thereof, in the same manner, to the same extent and with the same powers as if the undersigned were present at the said Meeting or any adjournment or adjournments thereof and, without limiting the general authorization given, the person above named is specifically directed to vote on behalf of the undersigned in the following manner:

1)	On the election of directors, for the nominees set forth in the Management Proxy Circular of the Company dated April 23, 2009:

	VOTE FOR	or	WITHHOLD VOTE
(and, if no specification is made, to VOTE FOR);
2)	On the appointment of PricewaterhouseCoopers LLP as auditors of the Company:
	VOTE FOR	or	WITHHOLD VOTE
(and, if no specification is made, to VOTE FOR);
3)	On the re-approval of the Company’s 1997 Equity Incentive Plan:
	VOTE FOR	or	VOTE AGAINST
(and, if no specification is made, to VOTE FOR);

4)	On the approval of the continuation of and amendment to the Shareholder Rights Plan:
	VOTE FOR	or	VOTE AGAINST
(and, if no specification is made, to VOTE FOR);

and conferring discretionary authority to vote on amendments or variations to the matters identified in the Notice of Annual and Special Meeting relating to the Meeting and on all other matters that may properly come before the Meeting or any adjournment thereof in such manner as the person above named may see fit. Management is not aware of any such amendments, variations or other matters to be presented at the Meeting.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AND WHERE A CHOICE IS SPECIFIED WILL BE VOTED FOR OR AGAINST AS DIRECTED. WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED FOR THE MATTERS REFERRED TO ABOVE.

TO BE VALID AT THE MEETING, COMPLETED FORMS OF PROXY MUST BE DEPOSITED NOT LATER THAN THE CLOSE OF BUSINESS ON THE BUSINESS DAY PRECEDING THE DAY OF THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

NOTES:

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF MANAGEMENT’S NOMINEES, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DEPOSITING THE PROXY AS INSTRUCTED BELOW.

This proxy should be read in conjunction with the accompanying Notice of Meeting and Management Proxy

Circular.

If it is desired that the shares represented by this proxy are to be voted for or against on any ballot that may be called for with respect to any matter referred to above, the appropriate box above provided for voting for or against should be marked with an X.

Please ensure that you date this proxy. If this proxy is not dated in the space below, it shall be deemed to bear the date on which it was mailed by the Company to the shareholder.

This proxy must be signed by a shareholder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.

Authorized Signature(s) – sign here – This section must be completed for your instructions to be executed.

The undersigned shareholder(s) authorizes you to act in accordance with the instructions above and hereby revokes any proxy previously given to attend, vote and otherwise act at said Meeting.

DATED this

day of

, 2009.

Signature of Shareholder

Name of Shareholder (please print clearly)

Number of Shares Represented by Proxy

Exhibit 99.3 Supplemental Mailing List Return Card

SUPPLEMENTAL MAILING LIST RETURN CARD

(National Instrument 54-101)

NOTICE TO SHAREHOLDERS OF GOLD RESERVE INC.

National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 Continuous Disclosure Obligations (the “Rule”) together establish a framework for communication between issuers and their registered and non-registered shareholders.

The Rule exempts companies from having to deliver interim financial statements and management’s discussion and analysis (“MD&A”) to their registered shareholders if the companies send interim financial statements and MD&A to those shareholders, whether registered or not, who request in writing to receive them.

If you are a registered or non-registered shareholder, and wish to be placed on a supplemental mailing list for the receipt of these financial statements and MD&A, you must complete and return the Supplemental Return Card below.

The supplemental mailing list will be updated each year and, therefore, a Supplemental Return Card will be required from you annually in order for you to receive interim financial statements and MD&A. All other shareholder mailings will continue to be mailed to registered shareholders in the normal manner without the completion of a Return Card.

TO:	Gold Reserve Inc. (the “Company”)
Cusip # 38068 N 10 8

The undersigned certifies that he/she/it is the owner of securities of the Company, and requests that he/she/it be placed on the Company’s Supplemental Mailing List in respect of its interim financial statements and MD&A.

Name (please print)

Address

City/Province (or State)/Postal Code

Signature of shareholder, or if shareholder is a Company, signature of authorized signatory	Dated

If you are interested in receiving the abovementioned information, please complete and return this document to:

Computershare Trust Company, N.A. P.O. Box 43078 Providence, RI 02940-3078

As the supplemental list will be updated each year, a supplemental return card will be required from you annually in order for your name to remain on the list.

Exhibit 99.4

Annual Report

2 0 0 8

Annual Report to Shareholders

TO OUR SHAREHOLDERS AND EMPLOYEES

     As I shared with you last year at this time, with the Venezuelan Government’s prior authorization to develop the Brisas Project and even as we faced further challenges that are typical of a project of this magnitude and location, management was optimistic. We believed that our shareholders’ and noteholders’ patience and our employee’s hard work had put us on the path to achieve our long term goal of producing gold and copper from our world-class Brisas Project.

1

After the Ministry of Environment revoked
the previously issued permit or authorization to
commence development of the Brisas Project in
May of 2008, we made every effort to convince
the Venezuelan Government to honor their own
laws and regulations and allow your Company to
proceed with the development of the Brisas Project.

However, as clear as it is to management and
our stakeholders that the development of the Brisas
Project would be a significant success story for
Venezuela, it appears that the social, political and
economic problems endemic in Venezuela may be
too enormous to overcome.

On April 21, 2009, the Company formally
notified the Venezuelan Government of the
existence of an investment dispute under both the
Canadian and Barbados Agreements with the
Government of the Bolivarian Republic of
Venezuela for the Promotion and Protection of
Investments. The Company was forced to take this
action as a result of the Venezuelan Government’s
failure to reinstate the permit to develop the Brisas

Project and the lack of any meaningful discussions	International Corporation (“Endeavour”). Upon
to resolve the prolonged obstruction of our rights	notification of the bid, we believed the bid was
to the Brisas Project.	“tainted” due to Endeavour’s involvement. As a
result, the Company immediately filed an action
It is our intent to settle this dispute amicably.	in the Ontario Superior Court of Justice against
However, if the dispute is not settled amicably, the	Rusoro and Endeavour seeking an injunction
delivery of this formal notification allows the	restraining Rusoro and Endeavour from proceeding
Company to file for international arbitration at	with Rusoro’s unsolicited offer, significant monetary
anytime under the Barbados-Venezuela Treaty or	damages, and various other items.
after six months from the date of notification under
the Canada-Venezuela Treaty. The Brisas Project	In February 2009 the Court granted an order
is a world class gold and copper project. In the	restraining Rusoro from proceeding with any hostile
event the Company is compelled to file for	takeover bid to acquire the shares of the Company
international arbitration, we would make a claim	until the conclusion and disposition at trial of the
for the fair market value of our investment at the	action commenced by the Company. The Court
time of the permit revocation which we believe	also restrained Endeavour from having any
was in excess of US$5 billion.	involvement with any hostile takeover bid for the
Company. As a result, Rusoro withdrew its
During our efforts to resolve the impasse with	unsolicited offer to acquire the outstanding shares
respect to the Brisas Project, we received on	of the Company. Shortly thereafter, Rusoro and
December 15, 2008 an unsolicited hostile take-over	Endeavour both served a motion with the Court
bid from Rusoro Mining Ltd. This came as a major	seeking permission to appeal the order that was
surprise coupled with extreme disappointment. The	granted against them. Prior to the Court’s ruling
Rusoro offer was clearly opportunistic, financially	on the permission to appeal, Rusoro filed a
inadequate and significantly undervalued the	counterclaim to our original action for, among
Company, its assets and their relative contribution	other things, damages of Cdn. $102.5 million
to the proposed combination.	allegedly arising from the Company’s successful
We believe the unsolicited bid created problems	motion for an interlocutory injunction restraining
for us by interfering with, confusing and	Rusoro from making a hostile take-over bid for the
immobilizing the decision makers in Venezuela,	Company. In April 2009, the Court denied Rusoro
diverted management’s focus away from the	and Endeavour’s request for permission to appeal
resolution of the situation in Venezuela; cost the	the earlier order made by the Court. The April
Company, to date, over $6 million in defense of	ruling reaffirmed the previous ruling and confirmed
the offer and other significant damages.	a number of compelling reasons for the denial of
the permission or leave to appeal. The strength of
We were shocked to learn that Rusoro made	the Court’s rulings will guide our execution of our
its hostile bid with the support and guidance from	claim against Rusoro and Endeavour in the future.
our long-time financial advisor, Endeavour Financial

2

With the unresolved impasse in Venezuela,	Management and the Board of Directors will
the defense of your Company against a wholly	remain focused on amicably resolving the dispute
inadequate and tainted takeover bid and the	with the Venezuelan Government to the benefit
current world-wide economic conditions, many	of the shareholders and noteholders, diligently
shareholders and noteholders have inquired as	execute our claim against Rusoro and Endeavour
to “what now?” for Gold Reserve.	and thoughtfully assess alternative opportunities
in the mining industry.
The Company will first and foremost continue
its efforts to obtain the maximum value related to	On behalf of management and the Board
our investment in the Brisas Project either through	of Directors, I thank all of our shareholders and
a settlement with the Venezuelan Government	noteholders for their patience and loyalty and
or international arbitration. At the time of this	all of our employees, consultants and advisors
letter, the Company has approximately $100 million	for their dedication during these difficult and
in cash and over $46 million of equipment that	challenging times.
could be sold or deployed for other opportunities.
The Company will strive to rationalize its capital
structure in the most cost effective manner	On Behalf of the Board of Directors
recognizing our obligations to the shareholders
and the noteholders, while adhering to our
principles of disciplined financial management.

The current world-wide market conditions
are presenting significant challenges but at the	Doug Belanger
same time, opportunities within our industry.	President
On one hand the availability of new capital has
severely declined but on the other, companies
with cash resources such as Gold Reserve find
themselves in a tremendous situation with
considerable opportunities. To that end, we
have an experienced group of technical and
administrative personnel who have worked
together for the better part of over 15 years. We
are actively evaluating opportunities available
within the industry outside of Venezuela in
order to attain our long-term objectives.

3

CAUTIONARY STATEMENT REGARDING	due to the Company in the event that the Company
FORWARD-LOOKING STATEMENTS	and the Venezuelan government do not reach an
agreement regarding construction and operation of the
The information presented or incorporated by	Brisas Project, or the Brisas Project is transferred to the
reference herein contains both historical information	Venezuelan government and the parties do not reach
and forward-looking statements (within the meaning	agreement on compensation; concentration of operations
of the Securities Act (Ontario), Section 27A of the	and assets in Venezuela; corruption and uncertain legal
Securities Act and Section 21E of the Exchange Act)	enforcement; requests for improper payments;
that may state the Company’s or its management’s	competition with companies that are not subject to or
intentions, hopes, beliefs, expectations or predictions	do not follow Canadian and U.S. laws and regulations;
for the future. In this report, forward-looking statements	regulatory, political and economic risks associated with
are necessarily based upon a number of estimates and	Venezuelan operations (including changes in previously
assumptions that, while considered reasonable by	established laws, legal regimes, rules or processes); the
management at this time, are inherently subject to	ability to obtain, maintain or re-acquire the necessary
significant business, economic and competitive	permits or additional funding for the development of
uncertainties and contingencies. We caution that such	the Brisas Project; the result or outcome of the trial
forward-looking statements involve known and unknown	regarding Rusoro Mining Ltd.’s enjoined hostile takeover
risks, uncertainties and other risks that may cause the	bid; significant differences or changes in any key findings
actual financial results, performance, or achievements	or assumptions previously determined by us or our
of the Company to be materially different from our	experts in conjunction with our 2005 bankable feasibility
estimated future results, performance, or achievements	study (as updated or modified from time to time) due
expressed or implied by those forward-looking statements.	to actual results in our expected construction and
These forward-looking statements involve risks and	production at the Brisas Project (including capital and
uncertainties, as well as assumptions that may never	operating cost estimates); the method and manner of
materialize, prove incorrect or materialize other than as	our determination of reserves, risk that actual mineral
currently contemplated which could cause the results of	reserves may vary considerably from estimates presently
the Company and its consolidated subsidiaries to differ	made; impact of currency, metal prices and metal
materially from those expressed or implied by such forward-	production volatility; fluctuations in energy prices;
looking statements. The words “believe,” “anticipate,”	changes in proposed development plans (including
“expect,” “intend,” “estimate,” “plan,” “may,” “could”	technology used); our dependence upon the abilities
and other similar expressions that are predictions of or	and continued participation of certain key employees;
indicate future events and future trends which do not	the prices, production levels and supply of and demand
relate to historical matters, identify forward-looking	for gold and copper produced or held by The Company;
statements. Any such forward-looking statements are	the potential volatility of the Company’s Class A
not intended to give any assurances as to future results.	common shares; the price and value of the Company’s
notes, including any conversion of notes into the
Numerous factors could cause actual results to	Company’s Class A common shares; the prospects for
differ materially from those in the forward-looking	exploration and development of projects by the
statements, including without limitation: the outcome	Company; and risks normally incident to the operation
of any potential proceedings under the Venezuelan legal	and development of mining properties. This list is not
system or before arbitration tribunals as provided in	exhaustive of the factors that may affect any of the
investment treaties entered into between Venezuela,	Company’s forward-looking statements.
Canada and Barbados to determine the compensation

4

Investors are cautioned not to put undue reliance on	The Company is engaged in the business of
forward-looking statements, and should not infer that there	exploration and development of mining projects and
has been no change in the affairs of the Company since	continues to focus the majority of its management and
the date of this report that would warrant any modification	financial resources on its most significant asset, the
of any forward-looking statement made in this document,	Brisas gold and copper project (“Brisas Project”, “Brisas”
other documents filed periodically with securities regulators	or the “Brisas Property”), and to a lesser extent the
or documents presented on the Company website. All	exploration of its Choco 5 property, both located in
subsequent written and oral forward-looking statements	Bolivar State, Venezuela. Historically we have financed
attributable to the Company or persons acting on its behalf	the Company’s operations through the sale of common
are expressly qualified in their entirety by this notice. The	stock, other equity securities and convertible debt.
Company disclaims any intent or obligation to update	Management expects Brisas, if constructed, to be similarly
publicly or otherwise revise any forward-looking statements	financed along with project and corporate debt financing.
or the foregoing list of assumptions or factors, whether
as a result of new information, future events or otherwise,	Venezuela continues to experience high levels of
subject to its disclosure obligations under applicable rules	inflation, political and civil unrest, government
promulgated by the U.S. Securities and Exchange	involvement in strategic industries and during the last
Commission (the “SEC”).	several years has proposed changes in regulatory
regimens. As discussed in greater depth under “Risk
Investors are urged to read the Company’s filings	Factors” in our Annual Information Form, our operations
with U.S. and Canadian securities regulatory agencies,	and investments in Venezuela have been adversely
which can be viewed on-line at www.sec.gov,	impacted and could continue to be adversely affected
www.sedar.com or at the Company’s website,	in the future by Venezuelan regulatory changes and/or
www.goldreserveinc.com. Additionally, you can request	domestic and international government policies.
a copy of any of these filings directly from the Company.		5
We are dependent on Venezuelan regulatory
authorities issuing to us various permits and
OVERVIEW	authorizations relating to Brisas that we require prior
to completing construction of and subsequently operating
The following discussion of the Company’s financial	Brisas. A new mining law has been discussed by the
position as of December 31, 2008 and results of	current Venezuelan administration for a number of
operations for the year ended December 31, 2008 is to	months and, as a result, the rules and regulations related
be read in conjunction with the Company’s consolidated	to the Venezuelan mining sector are in transition.
financial statements and related notes. We prepare our	Although various alternative changes have been
consolidated financial statements in U.S. dollars in	addressed publicly in the past 12 months, the specific
accordance with accounting principles generally accepted	provisions of any new law is still unclear and the
in Canada. These financial statements together with	government has not yet announced when any new
the following management’s discussion and analysis,	mining law will be approved and enacted.
dated March 30, 2009, are intended to provide investors
with a reasonable basis for assessing the financial	The Venezuelan Ministry of Mines (“MIBAM”)
performance of the Company as well as certain forward-	approved the operating plan for Brisas during 2003
looking statements relating to the Company’s potential.	which was a prerequisite for submitting the Brisas
Additional information on the Company can be found	Environmental and Social Impact Study for the
at www.sedar.com, www.sec.gov or the Company’s web-	Exploitation and Processing of Gold and Copper Ore
site www.goldreserveinc.com. The Company has one	(Estudio de Impacto Ambiental y Sociocultural)
operating segment, which is the exploration and	(“ESIA”)to the Venezuelan Ministry of Environment
development of mineral properties. Segmented financial	(“MinAmb”). MinAmb approved the ESIA in early
information by geographic region is shown in Note 12	2007 and in March 2007 issued the Authorization for
to the consolidated financial statements.	the Affectation of Natural Resources for the
Construction of Infrastructure and Services Phase of
the Brisas Project (the “Authorization to Affect”).

Based on the issuance of the Authorization to Affect	Since we received the revocation notice,
in 2007, we commenced significant pre-construction	management has communicated with members of
procurement efforts with the assistance of SNC-Lavalin	MinAmb, MIBAM and other government officials with
awarding contracts for Brisas site prep and construction	the intention of obtaining a resolution to the impasse.
camp facilities and placing orders for the gyratory crusher,	A number of alternatives have been discussed with
pebble crushers, SAG and ball mills, mill motors and	government officials. Although these discussions appear
other related processing equipment, early-works	to be consistent with the proposed changes to the mining
construction equipment and various other site equipment	law that have been addressed publically in the past 12
totaling approximately $125.3 million, accelerated	months, the final provisions that might be enacted are
detailed project engineering, hired a number of senior	still unclear.
technical staff, completed the sale of approximately
$103.5 million of convertible notes and $74 million in	We believe that (1) through the new Mining Law
new equity, launched a number of environmental and	or another legal instrument the Venezuelan government
social initiatives and commenced preparation of the	may seek to participate in all mining projects through a
Brisas site for construction activities.	state company or joint venture, (2) if the government
participates in the mining projects, it may pay its pro rata
In May 2008, the Company received notification	share of investments to date and its share of future capital
from the MinAmb of its decision to revoke the	costs relating to the projects, and (3) the government
Authorization to Affect. MinAmb referenced in its formal	believes that the Brisas Project and the Las Cristinas
notice the existence of environmental degradation and	project, which is contiguous and to the north, should be
affectation on the Brisas property, the presence of a large	combined into a single project in which the benefits to
number of miners on the property and the Imataca Forest	all participants, including the local communities and the
Reserve as the basis for their decision. Venezuelan legal	government, will be maximized. Until the government
6 counsel has advised management that the Authorization	clearly and unequivocally announces (1) the provisions
to Affect was granted to our Venezuelan subsidiary by	of the new mining law and policies and, (2) its intentions
MinAmb, a competent authority, following the	regarding the Brisas stand alone project or the Brisas/Las
corresponding legal procedure and in accordance with	Cristinas combined project, we can give no assurance as
applicable laws and regulations. At the time the	to what the outcome will be.
Authorization to Affect was issued, there was no legal
norm prohibiting MinAmb from authorizing performance	We believe there are three courses of action available
of mining activities in the area of the Brisas Project.	to us in Venezuela at this time:
Further, in response to the various points contained within	• resolve with the Venezuelan government the
the revocation notice, Venezuelan legal counsel has advised	current status of the Brisas Project and proceed
management that the revocation of the Authorization to	with our development with the support of the
Affect is groundless and legally unsupported.	government;

Shortly after the revocation the Company filed an	• seek a financial settlement with the Venezuelan
appeal with the Minister of MinAmb outlining the	government if development is not permitted to
factual flaws referenced in the revocation and requested	proceed on terms acceptable to us; or
the Minister to reinstate the Company’s Authorization
to Affect. MinAmb has not yet issued an official decision	• seek remedies either under Venezuela’s domestic
regarding our appeal and on advice of counsel and in	legal system or via bilateral investment treaties
order to protect our rights under Venezuelan law, the	that we believe protect investments such as ours
Company filed an appeal with the Political	in Venezuela.
Administrative Chamber of the Venezuelan Supreme
Court on March 25, 2009. Although the filing in the	It is possible that the government and the new
Supreme Court is more formal than the appeal filed	mining law, when approved, will permit the Company
with MinAmb, the substance of our arguments and the	to continue construction of and to operate the Brisas
merits of our position remain substantially the same.	Project on a stand-alone basis without the participation
of the government or government-sponsored third
parties. We are prepared to proceed on that basis.

If the government seeks to enter into mixed	expenses. Although the convertible notes have a face
enterprise joint ventures with mining companies operating	value of $103.5 million, they are recorded on the balance
in Venezuela, we believe it will be possible that the	sheet at approximately $91.8 million as Canadian
Company and the Venezuelan government could reach	accounting standards require the Company to allocate
an agreement or arrangement on acceptable terms with	the proceeds from the notes between their equity and
respect to an enterprise through which the Company	debt component parts based on their respective fair
and Venezuela jointly construct and operate the Brisas	values at the time of issuance. The equity portion of
Project or a combined Las Cristinas and Brisas Project.	the notes was estimated, using the residual value method,
at approximately $29 million net of issuance costs. The
If an acceptable agreement or arrangement is not	fair value of the debt component is accreted to the face
offered by the government to the Company, we would	value of the notes using the effective interest method
seek to negotiate with the Venezuelan government an	over the term of the notes, with the resulting charge
acceptable amount of compensation for our investment	recorded as interest expense which has been capitalized.
and rights in the Brisas Project.	At December 31, 2008, the Company revised its estimate
If we and the Venezuelan government were unable	of the expected life of the notes to June 15, 2012 and
to reach an agreement as to a mutually acceptable	adjusted the carrying value accordingly. The adjusted
amount of compensation, we would pursue claims under	carrying value was calculated by computing the present
Venezuela’s domestic legal system or through arbitration	value of estimated future interest and principal payments
under bilateral investment treaties entered into between	at the original effective interest rate. As a result of this
Venezuela, Canada and Barbados, for compensation	change, the carrying value of the notes increased by
that will reflect our approximately $250 million	approximately $20.5 million with a corresponding
investment plus interest over our 17 year investment	increase in capitalized interest and accretion. The
period, as well as a claim for lost profits reflecting the	Company does not yet have a project debt facility or
economic conditions prevalent at the time of the	other borrowing arrangement in place at this time.	7
revocation of the permit.
We have suspended the detailed engineering by
SNC Lavalin and terminated further capital expenditures
LIQUIDITY AND CAPITAL RESOURCES	commitments with respect to Brisas, while we obtain
clarification of the Venezuelan government’s intentions.
At December 31, 2008 our total financial resources,	Management continues to identify opportunities to
which include cash and cash equivalents, restricted cash	reduce the Company’s financial risk going forward
and marketable securities, were approximately $110.4	including the implementation of a cost reduction and
million. Financial resources decreased approximately	containment program to slow down and reduce
$41.3 million from December 31, 2007. This decrease	operational expenditures including the sale of certain
was primarily due to the purchase of $27.4 million of	equipment as discussed herein. Any decision in this
equipment, $17.0 million capitalized development costs,	regard will be influenced by the Company’s intent to
$13.9 million cash used by operations and $2.2 million	maintain a strong financial position while maintaining
of other items, net of $19.2 million recovery of cash	maximum flexibility. These efforts have been more
from sales of equipment. At December 31, 2008 the	recently hindered by the recent unsolicited takeover
Company is evaluating the status of $44.7 million dollars	bid by Rusoro Mining Ltd which resulted in unplanned
of equipment (net of commitments) to sell, redeploy to	professional fees and other expenses of $5.4 million.
an alternative project or wait for clarification regarding
the Brisas Project.	While we seek clarification regarding the status of
the Brisas Project, we expect, as we have done in the
In May 2007 we completed the sale of $103.5	past, to evaluate from time to time other opportunities
million aggregate principal amount of 5.50% convertible	outside of Venezuela. We have an experienced senior
notes due June 15, 2022 and 13,762,300 Class A	management team with considerable operations, financial
common shares at $5.80 per share (Cdn$6.42 per share)	and administrative experience and believe we are
for net proceeds to the Company of approximately $173	positioned to capitalize on the current economic
million after deducting underwriting fees and offering	environment. However, we do not expect that these

other potential opportunities will soon disappear and	The estimated initial capital cost to construct and
have determined that the best course for the Company	place Brisas into production, if permitted, totals
at this time is to first continue to work with the	approximately $731 million excluding working capital,
Venezuelan government to determine whether we can	critical spares and initial fills of approximately $53 million
proceed with our work on the Brisas Project either on	and ongoing life-of-mine requirements estimated at
a stand-alone basis or with the participation of the	$269 million. Initial capital cost estimates exclude value
Venezuelan government on terms acceptable to us. The	added taxes of approximately $54 million which are
timing of any such investment or transaction, if any, and	subject to exoneration or payment holidays pursuant to
the amounts required cannot be determined at this time.	current Venezuelan tax law. As a result, the cost of such
taxes and import duties are not included in the initial
Investing Activities	costs of the project. There can be no assurances that
such exonerations will be obtained, the result of which
Based on the issuance of the Authorization to Affect	would be to increase initial capital and operating costs.
in March 2007, we placed orders related to initial capital
costs for Brisas totaling approximately $125.3 million.
As a result of the subsequent revocation of the	The Company retains its concession and contract
Authorization to Affect, the Venezuelan government’s	rights, holds an operating plan approved by the MEM
inability to clearly articulate its intentions related to	in 2003, holds an ESIA approved by MinAmb in early
Brisas and the uncertainty of the future time schedule,	2007, and has received from MIBAM accreditation
the Board of Directors authorized management to	letters of technical compliance for all of the properties
evaluate the sale or a redeployment to an alternative	that comprise Brisas in the third quarter of 2008. In this
project of all or a portion of the equipment that is being	regard, the Company reviewed the amounts recorded
manufactured for Brisas. In late 2008 the Company sold	on its Consolidated Balance Sheets related to the Brisas
8 one SAG mill, two ball mills (35,000 tonne per day	Project for potential impairment and has concluded
through-put) and related motors being manufactured	that there was no impairment of these amounts as of
for the Brisas Project for approximately $41.1 million.	December 31, 2008.
As a result of the sale the Company recovered	It is unclear how future actions by the government
approximately $19.2 million of progress payments and	will effect our operations or impair the carrying value of
the purchaser assumed the Company’s remaining	the capitalized costs associated with Brisas. As noted
payment obligations related to the equipment of	elsewhere in this report, the Company is working with
approximately $21.9 million. The timing of or the value	various government officials to resolve this matter and
realized from any future sale or redeployment, if any, of	the ultimate resolution, if unfavorable, could result in a
the remaining equipment earmarked for Brisas cannot	material impairment in the carrying value of the amounts
be determined at this time.	recorded as property, plant and equipment, which totaled
We believe that the sale of this equipment will not	approximately $175 million at December 31, 2008.
impact the start-up of the Brisas Project to the extent	Investing activities during the twelve months ended
the current delays in Venezuela are resolved. The	December 31, 2008 included the net investment in
Company continues its commitment for the manufacture	property, plant and equipment of approximately $44.6
of one SAG mill and two ball mills, related motors and	million and net sales of marketable securities of
peripheral equipment, demonstrating our current	approximately $1.2 million. Capitalized development
commitment to the Brisas Project. Initially, the Brisas	costs incurred on Brisas, capitalized interest and
Project would be expected to proceed with reduced	equipment purchases represent the majority of the
capital costs and 35,000 tonnes per day through-put as	amount invested in property, plant and equipment.
a result of this sale. This modification should not impact
the Company’s ability to increase production to 70,000
tonnes per day through-put or greater thereafter.

Financing Activities	Operating Activities

As of March 30, 2009 we held approximately $101	Cash flow used by operating activities for 2008 was
million in cash, restricted cash and investments. Of this	approximately $13.9 million, which was an increase
amount, approximately $17.5 million is restricted cash	over 2007 of approximately $8.2 million. Although
as required by a letter of credit providing security on	management was successful at reducing certain operating
the Company’s commitment to purchase certain	expenses as planned, expenses related to the costs of
equipment. The Company’s cash and investments are	defending the Company against the hostile take-over
held primarily is US dollar denominated accounts.	offer by Rusoro Mining Ltd. approximated $5.4 million.
In addition to the unplanned expenditures related to
The Company’s convertible notes are trading in	the take-over defense, cash flow used by operations was
the gray market often at a significant discount to face	further negatively impacted by reduced levels of interest
value. As the terms of the indenture provide that the	income, primarily as a result of lower rates of return and
Company may repurchase the convertible notes in open	lower levels of invested cash, as well as diminished gains
market purchases or negotiated transactions, the Board	on sale of marketable securities.
of Directors has authorized management to repurchase
a portion of the outstanding convertible debt. As a
result, we may from time to time seek to repurchase our	RESULTS OF OPERATIONS
outstanding convertible notes in open market purchases,	The Company is engaged in the business of exploration
privately negotiated transactions or otherwise. Such	and development of mining projects, presently focusing
repurchases will depend on prevailing market conditions,	our management and financial resources on the Brisas
our liquidity requirements and other factors. As of March	Project, located in Bolivar State, Venezuela. We have
30, 2009, the Company had re-purchased approximately	no commercial production at this time. We have not
$1.1 million (face value) of convertible notes.	recorded revenue or cash flows from mining operations
In the near-term, we believe that cash and	and have experienced losses from operations for each
investment balances are sufficient to enable us to fund	of the last five years, a trend we expect to continue until
our activities through 2010 (excluding any substantial	Brisas is fully constructed and put into commercial
Brisas construction activities). The timing and extent	production or an alternative project is acquired. The
of additional funding or project financing, if any, depends	Company’s overall results of operations are a product
on a number of important factors, including, but not	of operating expenses, primarily related to the
limited to the resolution of the MinAmb revocation of	development of Brisas, net of income on invested cash.
the Authorization to Affect, the clear and unequivocal	Prior to 2007, the Company re-measured its Bolivar
approval and support of the Venezuelan government,	denominated transactions at the official exchange rate.
the actual timetable of our future work plans, status of	In 2007, based on new guidance from the American
the financial markets, the political, regulatory and	Institute of Certified Public Accountant’s (“AICPA”)
economic conditions in Venezuela, our share price, the	International Practices Task Force (“IPTF”), the
price of gold and copper and new opportunities that	Company concluded that the parallel market rate was
may arise in the future.	the most appropriate rate to use to re-measure Bolivar
denominated transactions. The IPTF continues to review
this issue and may conclude that the parallel rate should
be used. In the absence of definitive guidance, in 2008
the Company continued to use the parallel rate. If the
company were to change the method of re-measuring
Bolivar denominated transactions it may have an effect
on the Company’s future results of operations.

9

2008 Compared to 2007.	experienced in Venezuela. As a result of this program,
the Company reduced general and administrative
Consolidated net loss for the year ended December	expense by a total of $4.8 million, including reductions
31, 2008 was approximately $19.7 million or $0.35 per	in compensation expense of approximately $3.0 million,
share, an increase of approximately $7.7 million from	fees associated with bank financing efforts of $1.0 million
2007. The increase in net loss was primarily due to a	and other general and administrative expenses of
$4.1 million decrease in other income, a $3.5 million	approximately $0.8 million. These decreases in general
increase in operating expenses and an increase of $0.7	and administrative expenses were offset by approximately
million in income tax expense.	$5.4 million of expenses attributable to defending against
Other income decreased from $6.5 million in 2007	the unsolicited takeover offer from Rusoro Mining Ltd.
to $2.4 million in 2008 primarily as a result of less	In a further effort to conserve cash, in November 2008,
interest income due to a lower return on invested cash	the Company sold a portion of the equipment being
and lower levels of cash compared to the previous year	manufactured for the Brisas project, recovering $19.2
and a $0.2 million loss on sale of marketable securities	million in deposits and reducing future commitments
in 2008 compared to a $1.3 million gain on sale of	by $21.9 million while incurring a $1.3 million loss
marketable securities reported in 2007.	primarily from the effects of changes in currency rates.
Additionally, the Company recorded a $0.06 million
Operating expenses in 2008 amounted to $21.4	foreign currency loss in 2008 compared with a $0.9
million compared with $18.0 million in 2007. In the	million foreign currency gain in 2007 as a result of
third quarter of 2008, the Company implemented a cost	fluctuations in exchange rates between the US dollar
reduction program in response to the delays being	and the Canadian and Venezuelan currencies.

10

		2007
	2008	(restated)	Change

Other Income:
Interest income	$ 2,687,825	$ 5,164,480	$ (2,476,655)
Gain (loss) on sale of marketable securities	(243,053)	1,334,604	(1,577,657)

	2,444,772	6,499,084	(4,054,312)
Expenses:
General and administrative	7,377,312	12,143,569	(4,766,257)
Technical services	5,410,181	5,093,963	316,218
Takeover defense and litigation	5,407,230	–	5,407,230
Loss on sale of equipment	1,346,423	–	1,346,423
Corporate communications	941,002	904,157	36,845
Legal and accounting	899,195	774,140	125,055
Foreign currency (gain) loss	61,212	(926,299)	987,511

	21,442,555	17,989,530	3,453,025

Net loss before tax and minority interest	(18,997,783)	(11,490,446)	(7,507,337)

Minority interest	8,712	(462,474)	471,186

Net loss before tax	(18,989,071)	(11,952,920)	(7,036,151)

Income tax expense	(737,050)	(26,848)	(710,202)

Net loss for the year	$ (19,726,121)	$ (11,979,768)	$ (7,746,353)

2007 Compared to 2006.	attributable to an increase in general and administrative
costs of approximately $5,500,000, partially offset by a
The consolidated net loss for the year ended	net change in foreign currency gain of approximately
December 31, 2007 was approximately $11,980,000 or	$2,068,000 over the prior year. The increase in general
$0.24 per share, an increase of approximately $5,003,000	and administrative cost primarily relates to: a non-cash
from the prior year. Other income for 2007 amounted	compensation expense of approximately $3,300,000
to $6,499,000, a decrease of approximately $1,753,000	related to the grant of stock options; an increase in
from the previous year. Other income decreased primarily	banking costs of approximately $1,000,000 related to
as a result of a non-recurring gain on marketable	the project debt financing and equipment procurement;
securities during the year ended December 31, 2006,	with the remaining being attributable to salary
partially offset by higher interest income as a result of	adjustments, addition of technical staff, engagement of
increased cash balances. Operating expenses for the	consultants and overall increases in costs related to
year amounted to approximately $18,452,000, an	corporate management activities associated with the
increase from the prior year of approximately $3,745,000.	development and construction of Brisas.
The increase in operating expenses is primarily

SUMMARY OF QUARTERLY RESULTS
						RESTATED

Quarter ended	12/31/08	9/30/08	6/30/08	3/31/08	12/31/07	9/30/07	6/30/07	3/31/07

Other Income	$ 136,549	$ 288,673	$ 768,414	$1,251,136	$ (217,816)	$4,149,659	$1,894,117	$673,124
Net (loss) income
before tax	(8,869,436)	(3,481,153)	(3,970,866)	(2,667,616)	(8,596,566)	767,375	(1,252,054)	(2,871,675)	11
Per share	(0.16)	(0.06)	(0.07)	(0.05)	(0.16)	0.01	(0.03)	(0.07)
Fully diluted	(0.16)	(0.06)	(0.07)	(0.05)	(0.16)	0.01	(0.03)	(0.07)
Net income (loss)	(8,905,698)	(3,788,711)	(4,172,935)	(2,858,777)	(8,735,162)	815,930	(1,112,571)	(2,947,965)
Per share	(0.16)	(0.07)	(0.07)	(0.05)	(0.16)	0.01	(0.02)	(0.07)
Fully diluted	(0.16)	(0.07)	(0.07)	(0.05)	(0.16)	0.01	(0.02)	(0.07)

The downward trend during 2008 related to other	the Company concluded that the parallel market rate
income is associated with lower interest rates and levels	was the most appropriate rate to use to re-measure
of invested cash which continued in the fourth quarter	Bolivar transactions. Accordingly, the Company used
of 2008. In the quarter ended 09/30/07 other income	the average rate in the parallel market to re-measure
increased as a result of non-recurring sales of investments.	all 2007 Bolivar transactions and at December 31, 2007
The increase in net loss for the quarter ended 12/31/08	used the parallel rate to translate Bolivar denominated
is primarily attributable to unplanned expenses of nearly	monetary items which had the effect in the fourth
$6 million associated with the defense of the unsolicited	quarter 2007 of reducing the gain previously reported
offer by Rusoro Mining Ltd.	as Other Income on the conversion of dollars to Bolivars.
The net loss in the fourth quarter 2007 is primarily a
The increase in net loss for the quarter ended	product of the currency translation noted above as well
12/31/07 is a result of, through the third quarter of 2007,	as a non-cash charge related to stock option
the Company re-measured its Bolivar denominated	compensation and salary adjustments. Historically, losses
transactions at the official exchange rate of Bs. 2,150/$.	are a result of the Company’s efforts to complete the
In the fourth quarter of 2007, based on new guidance	development of Brisas.
from the AICPA’s International Practices Task Force,

CONTRACTUAL OBLIGATIONS

     The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of December 31, 2008:

Payments due by Period

		Less than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years

Convertible notes 1	$ 123,247,260	$ 5,684,360	$ 11,368,720	$ 106,194,180	–
Equipment Contracts 2	30,448,208	26,204,536	4,243,672	–	–

Total	$ 153,695,468	$ 31,888,896	$ 15,612,392	$ 106,194,180	–

	1 In May 2007, the Company issued $103,500,000 aggregate	2 The Company originally placed orders totaling $125.3 million
	principal amount of its 5.50% convertible notes. The notes pay interest	for the fabrication of processing equipment, mobile equipment and
	semi-annually and are due on June 15, 2022. Subject to certain	other mining equipment and related engineering. In November 2008,
	conditions, the notes may be converted into Class A common shares	the Company sold a portion of this equipment recovering $19.2
	of the Company, redeemed or repurchased. During 2008, $148,000	million in deposits and reducing our future commitment by $21.9
	face value of convertible notes were converted for cash or repurchased	million. As of December 31, 2008, the Company has equipment
	by the Company. The amounts shown above include the interest and	orders totaling $75.1 million and has made payments on these orders
	principal payments due based on the estimate that the term of the	of $44.7 million.
notes will end on June 15, 2012. If the notes were to reach their contractual maturity date of June 15, 2022, additional interest payments would amount to $56.8 million over the additional ten year term of the notes
12	.

OFF-BALANCE SHEET ARRANGEMENTS

     The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

SHARES ISSUED

     As of March 30, 2009, the Company had the following Class A common shares, equity units and share purchase options issued:

Class A common shares	57,670,555
Equity Units*	500,236

Total Issued	58,170,791
Class A common share purchase options	5,480,431

Fully diluted	63,651,222

* An equity unit consists of one Class B common share of Gold Reserve Inc. and one Class B common share of Gold Reserve Corporation. Equity units are convertible into Class A common shares of Gold Reserve Inc. on a one-to-one basis and confer no special voting rights.

CRITICAL ACCOUNTING ESTIMATES	The fair value of the debt component of the
Management’s capitalization of exploration and	Company’s convertible notes is accreted to the face
development costs and assumptions regarding the future	value of the notes using the effective interest rate method
recoverability of such costs are based on, among other	over the expected life of the notes, with the resulting
things, the Company’s estimate of current mineral	charge recorded as interest expense. The expected life
reserves and resources which are based on engineering	of the notes is an estimate and is subject to change, if
and geological estimates, estimated gold and copper	warranted by facts and circumstances related to the
prices, estimated plant construction and operating costs	potential early redemption of the notes by either the
and the procurement of all necessary regulatory permits	Company or the holders. At December 31, 2008, the
or authorizations and approvals. These estimates could	Company revised its estimate of the expected life of the
change in the future and this could affect the carrying	notes to June 15, 2012 and adjusted the carrying value
value and the ultimate recoverability of the amounts	accordingly. See “Consolidated Balance Sheets -
recorded as property and mineral rights and capitalized	Convertible Notes” and “Note 16 to the consolidated
exploration and development costs.	financial statements.” The adjusted carrying value was
calculated by computing the present value of estimated
The Company reviews long-lived assets for	future interest and principal payments at the original
impairment whenever events or changes in circumstances	effective interest rate. As a result of this change, the
indicate that the carrying amount of the assets may not	carrying value of the notes increased by approximately
be recoverable. If such expected future net cash flows	$20.5 million with a corresponding increase in capitalized
are less than the carrying value an impairment loss is	interest and accretion.
recognized and the asset is written down to fair value.
Fair value is generally determined by discounting	The Company uses the liability method of
estimated cash flows, using quoted market prices where	accounting for income taxes. Future tax assets and	13
available or making estimates based on the best	liabilities are determined based on the differences
information available.	between the tax basis of assets and liabilities and those
amounts reported in the financial statements. The future
As part of this process management, in light of the	tax assets or liabilities are calculated using the
permitting delays related to the Brisas Project, evaluated	substantively enacted tax rates expected to apply in the
the future recovery of the capitalized costs associated with	periods in which the differences are expected to be
the development of Brisas. See “Consolidated Balance	settled. Future tax assets are recognized to the extent
Sheets - Property, plant and equipment” and “Note 7 to	that they are considered more likely than not to be
the consolidated financial statements.” Based on certain	realized. The Company operates and files tax returns
probability-weighted alternative outcomes, management	in a number of jurisdictions. The preparation of such
considered, the sum of the expected future net cash	tax filings requires considerable judgment and the use
flows to be generated from the use or disposition of Brisas	of assumptions. Accordingly, the amounts reported could
(undiscounted and without interest charges) and	vary in the future. See “Consolidated Statements of
compared that to its carrying value. Based on this analysis,	Operations - Income tax expense” and “Note 11 to the
management has concluded that there is no impairment	consolidated financial statements.”
of the amounts recorded on the Balance Sheet related
to the Brisas Project as of December 31, 2008.	The Company uses the fair value method of
accounting for stock options. The fair value is computed
using the Black-Scholes method which utilizes estimates
that affect the amounts ultimately recorded as stock
based compensation. See “Note 9 to the consolidated
financial statements.”

Through 2006, the Company re-measured its Bolivar	RELATED PARTY TRANSACTIONS
denominated transactions at the official exchange rate.	The Directors, officers and principal shareholders
In 2007, based on new guidance from the AICPA’s	of the Company and their associates, affiliates and close
International Practices Task Force (IPTF), the Company	family members have had no material interest, direct
concluded that the parallel market rate was the most	or indirect, in any transaction in which the Company
appropriate rate to use to re-measure Bolivar	has participated during the last three fiscal years other
transactions. Accordingly, in 2007 the Company began	than as noted below. No Director or Named Executive
to use the average rate received in the parallel market	Officer had any indebtedness to the Company during
to re-measure Bolivar transactions and at December	the last fiscal year.
31, 2007, used the parallel rate to translate Bolivar
denominated monetary items. In June 2008, due to an	The Chief Executive Officer, President, Vice
amendment to the Criminal Exchange Law, the IPTF	President-Finance and Vice President-Administration
reconsidered the issue of which exchange rate was the	of the Company are also officers and/or directors and
most appropriate to use. After consideration of the IPTF	shareholders of MGC Ventures. The Company owned
review and in the absence of definitive guidance, the	12,062,953 common shares of MGC Ventures at
Company continues to believe that it is most appropriate	December 31, 2008 and 2007, which represented 44.4%,
to use the parallel rate to re-measure transactions and	respectively of its outstanding shares. MGC Ventures
to translate Bs. denominated monetary items.	owned 258,083 common shares of the Company at
December 31, 2008 and 2007. In addition, MGC
Ventures owned 280,000 common shares of Great Basin
INTERNATIONAL FINANCIAL REPORTING	at December 31, 2008 and 2007. During the last three
STANDARDS (“IFRS”)	years, the Company sublet a portion of its office space
In 2006, the Canadian Accounting Standards	to MGC Ventures for $6,000 per year.
Boards (‘‘AcSB’’) published a new strategic plan that	The Chief Executive Officer, President, Vice
will significantly affect financial reporting requirements	President-Finance and Vice President-Administration
for Canadian companies. The AcSB strategic plan	of the Company are also officers and/or directors and
outlines the convergence of Canadian GAAP with IFRS	shareholders of Great Basin. The Company owned
over an expected five year transitional period. In February	15,661,595 common shares of Great Basin at December
2008, the AcSB announced that 2011 is the changeover	31, 2008 and 2007, which represented 44.6%,
date for publicly-listed companies to use IFRS, replacing	respectively of its outstanding shares. Great Basin owned
Canadian GAAP. This date is for interim and annual	491,192 common shares of the Company at December
financial statements relating to fiscal years beginning	31, 2008 and 2007. Great Basin also owned 170,800
on or after January 1, 2011. The transition date of	common shares of MGC Ventures at December 31,
January 1, 2011 will require the restatement for	2008 and 2007. During the last three years, the Company
comparative purposes of amounts reported by the	sublet a portion of its office space to Great Basin for
Company for the year ended December 31, 2010. In	$6,000 per year.
July 2008, AcSB announced that early adoption will be
allowed in 2009 subject to seeking exemptive relief. We
are currently formulating a project plan for the transition
to IFRS and are assessing the impact of IFRS, specifically
with respect to the effect on our accounting policies,
IT systems, and internal control over financial reporting.

14

MANAGEMENT’S REPORT	The Board of Directors fulfills its responsibilities
for the consolidated financial statements primarily
through the activities of its Audit Committee, which is
To the Shareholders of Gold Reserve Inc.	composed of three directors, none of whom are members
of management. This Committee monitors the
The accompanying consolidated financial statements	independence and performance of our independent
of the Company were prepared by management in	auditors and meets with the auditors to discuss the
accordance with accounting principles generally accepted	results of their audit and their audit report prior to
in Canada, consistently applied and within the framework	submitting the consolidated financial statements to the
of the summary of significant accounting policies in	Board of Directors for approval. This Committee reviews
these consolidated financial statements. Management	and discusses with management the consolidated
is responsible for all information in the Annual Report.	financial statements, related accounting principles and
All financial and operating data in the Annual Report	practices and (when required of management under
is consistent, where appropriate, with that contained in	securities commissions or the applicable listing standards)
the consolidated financial statements.	management’s assessment of internal control over
Management is responsible for establishing and	financial reporting. This Committee also monitors the
maintaining an adequate internal control structure and	integrity of our financial reporting process and systems
procedures for financial reporting. Management has	of internal controls regarding finance, accounting and
established and maintains a system of internal accounting	legal compliance.
control designed to provide reasonable assurance that	The consolidated financial statements have been
assets are safeguarded from loss or unauthorized use,	audited on behalf of the shareholders by the Company’s
financial information is reliable and accurate and	independent auditors, PricewaterhouseCoopers LLP.
transactions are properly recorded and executed in	The auditors’ report outlines the scope of their	15
accordance with management’s authorization. This	examination and their opinion on the consolidated
system includes established policies and procedures, the	financial statements. The auditors have full and free
selection and training of qualified personnel and an	access to the Audit Committee.
organization providing for appropriate delegation of
authority and segregation of responsibilities.

s/ Rockne J. Timm
Chief Executive Officer
March 30, 2009

s/ Robert A. McGuinness
Vice President–Finance and CFO
March 30, 2009

AUDITORS’ REPORT	Internal control over financial reporting

We have also audited Gold Reserve Inc.’s internal
To the Shareholders of Gold Reserve Inc.	control over financial reporting as at December 31,
2008, based on criteria established in Internal Control
We have completed integrated audits of Gold	- Integrated Framework issued by the Committee of
Reserve Inc.’s 2008 and 2007 consolidated financial	Sponsoring Organizations of the Treadway Commission
statements and of its internal control over financial	(“COSO”). The Company’s management is responsible
reporting as at December 31, 2008 and an audit of its	for maintaining effective internal control over financial
2006 consolidated financial statements. Our opinions,	reporting and for its assessment of the effectiveness of
based on our audits, are presented below.	internal control over financial reporting, included in
the Report of Management on Internal Control over
Consolidated Financial statements	Financial Reporting in Item 15 of the Annual Report
on Form 20-F. Our responsibility is to express an opinion
We have audited the accompanying consolidated	on the Company’s internal control over financial
balance sheets of Gold Reserve Inc. (the “Company”)	reporting based on our audit.
as at December 31, 2008 and December 31, 2007, and
the related consolidated statements of operations,	We conducted our audit of internal control over
comprehensive loss, changes in shareholders’ equity and	financial reporting in accordance with the standards of
cash flows each of the years in the three year period	the Public Company Accounting Oversight Board
ended December 31, 2008. These financial statements	(United States). Those standards require that we plan
are the responsibility of the Company’s management.	and perform the audit to obtain reasonable assurance
Our responsibility is to express an opinion on these	about whether effective internal control over financial
financial statements based on our audits.	reporting was maintained in all material respects. An
audit of internal control over financial reporting includes
We conducted our audits of the Company’s financial	obtaining an understanding of internal control over
statements in accordance with Canadian generally	financial reporting, assessing the risk that a material
accepted auditing standards and the standards of the	weakness exists, testing and evaluating the design and
Public Company Accounting Oversight Board (United	operating effectiveness of internal control based on the
States). Those standards require that we plan and	assessed risk, and performing such other procedures as
perform an audit to obtain reasonable assurance about	we consider necessary in the circumstances. We believe
whether the financial statements are free of material	that our audit provides a reasonable basis for our opinion.
misstatement. An audit of financial statements includes
examining, on a test basis, evidence supporting the	A company’s internal control over financial
amounts and disclosures in the financial statements. A	reporting is a process designed to provide reasonable
financial statement audit also includes assessing the	assurance regarding the reliability of financial reporting
accounting principles used and significant estimates	and the preparation of financial statements for external
made by management, and evaluating the overall	purposes in accordance with generally accepted
financial statement presentation. We believe that our	accounting principles. A company’s internal control
audits provide a reasonable basis for our opinion.	over financial reporting includes those policies and
procedures that (i) pertain to the maintenance of records
In our opinion, the consolidated financial statements	that, in reasonable detail, accurately and fairly reflect
referred to above present fairly, in all material respects,	the transactions and dispositions of the assets of the
the financial position of the Company as at December 31,	company; (ii) provide reasonable assurance that
2008 and December 31, 2007, and the results of its	transactions are recorded as necessary to permit
operations and its cash flows for each of the years in the	preparation of financial statements in accordance with
three year period ended December 31, 2008, in accordance	generally accepted accounting principles, and that
with Canadian generally accepted accounting principles.

16

receipts and expenditures of the company are being	Comments by Auditor for U.S. Readers
made only in accordance with authorizations of	on Canada-U.S. Reporting Difference
management and directors of the company; and (iii)	In the United States, reporting standards for auditors
provide reasonable assurance regarding prevention or	require the addition of an explanatory paragraph
timely detection of unauthorized acquisition, use, or	(following the opinion paragraph) when there is a change
disposition of the company’s assets that could have a	in accounting principles that has a material effect on
material effect on the financial statements.	the comparability of the Company’s financial statements,
Because of its inherent limitations, internal control	such as the change in accounting for income tax loss
over financial reporting may not prevent or detect	carryforwards described in note 2 to the financial
misstatements. Also, projections of any evaluation of	statements. Our report to the shareholders dated March
effectiveness to future periods are subject to the risk	30, 2009 is expressed in accordance with Canadian
that controls may become inadequate because of changes	reporting standards which do not require a reference to
in conditions, or that the degree of compliance with	such a change in accounting principles in the auditors’
the policies or procedures may deteriorate.	report when the change is properly accounted for and
adequately disclosed in the financial statements.
In our opinion, the Company maintained, in all
material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria
established in Internal Control - Integrated Framework
issued by the COSO.	s/PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, British Columbia
	March 30, 2009	17

s/PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, British Columbia
March 30, 2009

	GOLD RESERVE INC.
	CONSOLIDATED BALANCE SHEETS
	December 31, 2008 and 2007 (Expressed in U.S. Dollars)
						2007
					2008	(restated, Note 2)

	ASSETS
	Cash and cash equivalents (Note 3)				$ 91,550,167	$ 94,680,576
	Marketable securities (Note 6)				1,342,760	4,987,511
	Deposits, advances and other				1,123,002	652,572

	Total current assets				94,015,929	100,320,659

	Property, plant and equipment, net (Note 7)				175,132,478	128,624,670
	Restricted cash (Note 13)				17,509,672	52,080,603
	Prepaid and other				956,435	872,971

	Total assets				$ 287,614,514	$ 281,898,903

	LIABILITIES
	Accounts payable and accrued expenses				$ 8,134,708	$ 7,719,316
	Accrued interest				236,848	237,188

	Total current liabilities				8,371,556	7,956,504

	Convertible notes (Note 16)				91,829,699	70,306,054
	Minority interest in consolidated subsidiaries				2,306,823	2,315,536

	Total liabilities				$ 102,508,078	$ 80,578,094

18
	Measurement Uncertainty (Note 1)
	Commitments and Contingencies (Notes 9, 13)

	SHAREHOLDERS’ EQUITY
	Serial preferred stock, without par value
	Authorized:	Unlimited
	Issued:	None
	Common shares and equity units: (Note 15)				$ 247,501,272	$ 244,295,503
	Class A common shares, without par value
	Authorized:	Unlimited
	Issued:	2008… 57,119,055	2007	55,060,934
	Outstanding:	2008… 56,869,055	2007	54,810,934
	Equity Units
	Issued:	2008… 500,236	2007…	1,085,099
	Outstanding:	2008… 961	2007…	585,824
	Equity component of convertible notes (Note 16)				28,774,221	28,784,710
	Less, common shares and equity units held by affiliates				(636,267)	(636,267)
	Stock options (Note 9)				9,428,802	7,662,237
	Accumulated deficit				(100,180,541)	(80,454,420)
	Accumulated other comprehensive income				329,640	1,779,737
	KSOP debt (Note 8)				(110,691)	(110,691)

	Total shareholders’ equity				185,106,436	201,320,809

	Total liabilities and shareholders’ equity				$ 287,614,514	$ 281,898,903

	The accompanying notes are an integral part of the consolidated financial statements.

	Approved by the Board of Directors:

		s/ Chris D. Mikkelsen			s/ Patrick D. McChesney

GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2008, 2007, and 2006 (Expressed in U.S. Dollars)
		2007
	2008	(restated, Note 2)	2006

Other Income:
Interest income	$ 2,687,825	$ 5,164,480	$ 1,088,403
Gain (loss) on sale of marketable securities	(243,053)	1,334,604	7,163,655

	2,444,772	6,499,084	8,252,058
Expenses:
General and administrative	7,377,312	12,143,569	6,646,798
Technical services	5,410,181	5,093,963	5,015,222
Takeover defense and litigation (Note 17)	5,407,230	–	–
Loss on sale of equipment	1,346,423	–	–
Corporate communications	941,002	904,157	699,922
Legal and accounting	899,195	774,140	756,752
Foreign currency (gain) loss	61,212	(926,299)	1,141,932

	21,442,555	17,989,530	14,260,626

Net loss before tax and minority interest	(18,997,783)	(11,490,446)	(6,008,568)

Minority interest	8,712	(462,474)	(446,374)	19

Net loss before tax	(18,989,071)	(11,952,920)	(6,454,942)

Income tax expense (Note 11)	(737,050)	(26,848)	(521,803)

Net loss for the year	$ (19,726,121)	$ (11,979,768)	$ (6,976,745)

Net loss per share–basic and diluted	$ (0.35)	$ (0.24)	$ (0.18)

Weighted average common shares outstanding	55,988,372	49,703,688	38,123,819

The accompanying notes are an integral part of the consolidated financial statements.

GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the Years Ended December 31, 2008 and 2007 (Expressed in U.S. Dollars)
			2007
		2008	(restated, Note 2)

Net loss for the year		$ (19,726,121)	$ (11,979,768)

Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on marketable securities		(1,693,150)	1,573,743
Adjustment for realized losses (gains) included in net loss		243,053	(1,334,604)

Other comprehensive income (loss)		(1,450,097)	239,139

Comprehensive loss for the year		$ (21,176,218)	$ (11,740,629)

The accompanying notes are an integral part of the consolidated financial statements.

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2008, 2007 (restated, Note 2) and 2006 (Expressed in U.S. Dollars)

					Equity Com-	Common Shares			Accumulated
		Common Shares and Equity Units Issued			ponent of Con-	and Equity Units	Stock	Accumulated	Other Compre-	KSOP
					vertible Notes	Held by Affiliates	Options	Deficit	hensive income	Debt
		Common Shares	Equity Units	Amount

	Balance, December 31, 2005	35,196,287	1,110,020	$ 140,512,063	–	$ (674,598)	$ 1,867,537	$ (61,983,016)	–	$ (84,220)
	Equity units exchanged for
	common shares	24,921	(24,921)
	Net loss							(6,976,745)
	Stock option compensation						1,390,776
	Fair value of options exercised			153,144			(153,144)
	Common shares issued for:
	Cash	5,096,109		25,702,673
	Services	163,875		747,075
	KSOP	100,000		189,063						(189,063)
	Allocation to KSOP participants									272,412
	Decrease in shares held
	by affiliates			159,724		38,331

	Balance, December 31, 2006	40,581,192	1,085,099	167,463,742	–	(636,267)	3,105,169	(68,959,761)	–	(871)
20	Opening balance on adoption of
	new accounting standard								$ 2,025,707
	Retrospective application of
	new accounting standard							485,109	(485,109)
	Net loss							(11,979,768)
	Other comprehensive income								239,139
	Stock option compensation						4,724,120
	Equity component of convertible notes				28,784,710
	Fair value of options exercised			167,052			(167,052)
	Common shares issued for:
	Cash	13,985,742		74,349,097
	Services	394,000		1,818,012
	KSOP	100,000		497,600						(497,600)
	Allocation to KSOP participants									387,780

	Balance, December 31, 2007	55,060,934	1,085,099	244,295,503	28,784,710	(636,267)	7,662,237	(80,454,420)	1,779,737	(110,691)
	Equity units exchanged for
	common shares	584,863	(584,863)
	Net loss							(19,726,121)
	Other comprehensive loss								(1,450,097)
	Stock option compensation						1,958,470
	Conversions and repurchase of
	convertible notes				(10,489)
	Fair value of options exercised			191,905			(191,905)
	Common shares issued for:
	Cash	162,133		309,205
	Services	1,311,125		2,704,659

	Balance, December 31, 2008	57,119,055	500,236	$ 247,501,272	$ 28,774,221	$ (636,267)	$ 9,428,802	$ (100,180,541)	$ 329,640	$ (110,691)

	The accompanying notes are an integral part of the consolidated financial statements.

GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008, 2007 and 2006 (Expressed in U.S. Dollars)
		2007
	2008	(restated, Note 2)	2006

Cash Flow from Operating Activities:
Net loss for the year	$ (19,726,121)	$ (11,979,768)	$ (6,976,745)
Adjustments to reconcile net loss to net
cash used by operating activities:
Stock option compensation	1,958,470	4,724,120	1,390,776
Depreciation	224,071	179,111	147,798
Gain on extinguishment of debt	(76,530)	–	–
Loss on sale of equipment	1,346,423	–	–
Amortization of discount on debt investments	–	–	(419)
Foreign currency loss	6,796	1,131,269	–
Minority interest in net income (loss) of
consolidated subsidiaries	(8,712)	462,474	446,374
Net (gain) loss on disposition of marketable securities	243,053	(1,334,604)	(7,163,655)
Future income tax expense (benefit) (Note 11)	747,019	(431,725)	–
Shares issued for compensation and KSOP	2,704,659	2,205,792	1,019,487
Changes in non-cash working capital:
Increase in deposits, advances and accrued interest	(442,931)	(137,176)	(73,266)

Increase (decrease) in accounts payable and accrued expenses	(834,419)	(494,798)	29,880	21

Net cash used in operating activities	(13,858,222)	(5,675,305)	(11,179,770)

Cash Flow from Investing Activities:
Purchase of marketable securities	(3,262,239)	(4,163,941)	(6,539,362)
Purchase of property, plant and equipment	(38,699,588)	(44,689,332)	(15,078,403)
Proceeds from the sale of marketable securities	4,466,821	6,517,227	13,379,048
Proceeds from the sale of equipment	19,184,740	–	–
Decrease (increase) in restricted cash	34,570,931	(52,080,603)	–
Capitalized interest paid on convertible notes	(5,688,430)	(3,273,187)	–
Other	(117,760)	(108,134)	(279,750)

Net cash provided by (used in) investing activities	10,454,475	(97,797,970)	(8,518,467)

Cash Flow from Financing Activities:
Net proceeds from issuance of convertible notes	–	98,430,066	–
Net proceeds from issuance of common shares	309,205	74,349,097	25,702,673
Extinguishment of convertible notes	(35,867)	–	–

Net cash provided by financing activities	273,338	172,779,163	25,702,673

Change in Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(3,130,409)	69,305,888	6,004,436
Cash and cash equivalents - beginning of year	94,680,576	25,374,688	19,370,252

Cash and cash equivalents - end of year	$ 91,550,167	$ 94,680,576	$ 25,374,688

Supplemental Cash Flow Information

Non-cash investing activities:
Issuance of common shares as compensation	$ 2,704,659	$ 1,818,012	$ 747,075
Issuance of common shares to KSOP Plan	$ –	$ 497,600	$ 189,063

The accompanying notes are an integral part of the consolidated financial statements.

1. The Company and significant accounting	These consolidated financial statements include
policies:	the accounts of the Company, Gold Reserve Corporation,
two domestic subsidiaries, Great Basin Energies, Inc.
The Company. Gold Reserve Inc. (the	(“Great Basin”) and MGC Ventures Inc. (“MGC
“Company”) is a mining development company	Ventures”), four Venezuelan subsidiaries, two Barbadian
incorporated in 1998 under the laws of the Yukon	subsidiaries and five Aruban subsidiaries which were
Territory, Canada, and is the successor issuer to Gold	formed to hold the Company’s interest in its foreign
Reserve Corporation which was incorporated in 1956.	subsidiaries or for future transactions. All subsidiaries
The Company’s primary mineral asset, the Brisas Project,	are wholly owned with the exception of Great Basin
is a gold/copper deposit located in the Km 88 mining	and MGC Ventures which are 45% and 44% owned,
district of the State of Bolivar in southeastern Venezuela.	respectively. All intercompany accounts and transactions
The Company has no revenue producing mining	have been eliminated on consolidation. The Company’s
operations at this time. All amounts shown herein are	policy is to consolidate those subsidiaries where control
expressed in U.S. dollars unless otherwise noted.	exists. See Note 10.

In February 1999, the shareholders of Gold Reserve	Cash and Cash Equivalents.The Company
Corporation approved a plan of reorganization whereby	considers short-term, highly liquid investments purchased
Gold Reserve Corporation became a subsidiary of Gold	with an original maturity of three months or less to be
Reserve Inc., the successor issuer (the “Reorganization”).	cash equivalents for purposes of reporting cash
Generally, each shareholder of Gold Reserve Corporation	equivalents and cash flows. Cash and cash equivalents
received one Gold Reserve Inc. Class A common share	are designated as held-for-trading and recorded at fair
for each common share owned of Gold Reserve	value. The Company manages the exposure of its cash
Corporation. After the Reorganization, a shareholder of	and cash equivalents to credit risk by diversifying its
Gold Reserve Inc. continued to own an interest in the	holdings into major Canadian and U.S. financial
business, through subsidiary companies, that in aggregate	institutions and corporations
was essentially the same as before the Reorganization.
Exploration and Development Costs.
Certain U.S. holders of Gold Reserve Corporation	Exploration costs incurred in locating areas of potential
elected, for tax reasons, to receive equity units in lieu	mineralization are expensed as incurred. Exploration
of Gold Reserve Inc. Class A common shares. An equity	costs of properties or working interests with specific
unit is comprised of one Gold Reserve Inc. Class B	areas of potential mineralization are capitalized at cost
common share and one Gold Reserve Corporation Class	pending the determination of a property’s economic
B common share. Each equity unit is substantially	viability. Development costs of proven mining properties
equivalent to a Class A common share and is immediately	not yet producing are capitalized at cost and classified
convertible into a Gold Reserve Inc. Class A common	as capitalized exploration costs under property, plant
share, upon compliance with certain procedures. Equity	and equipment. The Company capitalizes those costs
units are not listed for trading on any stock exchange,	which are directly attributable to the Brisas Project
but, subject to compliance with applicable federal,	including engineering, procurement and construction
provincial and state securities laws, may be transferred.	management, mine planning, environmental impact
Unless otherwise noted, general references to common	studies, drilling, assaying and interest. Costs related to
shares of the Company include Class A common shares	staffing and maintenance of offices and facilities in
and Class B common shares as a combined group.	Venezuela are charged to operations. Property holding
Presentation of Financial Statements	costs are charged to operations during the period if no
and Consolidation. The consolidated financial	significant exploration or development activities are
statements contained herein have been prepared in	being conducted on the related properties. Upon
accordance with accounting principles generally accepted	commencement of production, capitalized exploration
in Canada, which as described in Note 18, differ in	and development costs will be amortized based on the
certain material respects from accounting principles	estimated proven and probable reserves benefited.
generally accepted in the U.S.	Properties determined to be impaired or that are
abandoned are written-down to the estimated fair value.
Carrying values do not necessarily reflect present or
future values.

22

Property, Plant and Equipment. Property,	In 2003, the Venezuelan government implemented
plant and equipment are recorded at the lower of cost	foreign exchange controls which fixed the rate of
less accumulated depreciation. Replacements and major	exchange between Venezuelan Bolivars (Bs.) and the
improvements are capitalized. Maintenance and repairs	US dollar. In March of 2005, the rate was fixed at 2,150
are charged to expense as incurred. The cost and	Bs. to US $1.00. In October of 2005, the government
accumulated depreciation of assets retired or sold are	enacted the Criminal Exchange Law which imposes
removed from the accounts and any resulting gain or	sanctions on the exchange of Bs. with foreign currency
loss is reflected in operations. Depreciation is provided	unless the exchange is made by officially designated
using straight-line and accelerated methods over the	methods. The exchange regulations do not apply to
lesser of the useful life or lease term of the related asset.	transactions with certain securities denominated in Bs.
Interest and financing costs incurred during the	which can be swapped for securities denominated in
construction and development of qualifying assets are	another currency effectively resulting in a parallel market
capitalized on an interest avoidance basis. The amount	for the Bolivar.
capitalized during an accounting period is determined
by applying an interest rate to the average amount of	Through 2006, the Company re-measured its Bolivar
accumulated qualifying assets during the period.	denominated transactions at the official exchange rate
Adjustments increasing the carrying value of convertible	of Bs. 2,150/$. In 2007, based on new guidance from
notes upon remeasurement due to a change in estimated	the AICPA’s International Practices Task Force (IPTF),
life are considered interest costs and are therefore eligible	the Company concluded that the parallel market rate
for capitalization. The Company’s qualifying assets	was the most appropriate rate to use to re-measure
include its costs of developing mining properties and	Bolivar transactions. Accordingly, in 2007 the Company
constructing new facilities.	began to use the average rate received in the parallel
market to re-measure Bolivar transactions and at
Impairment of Long Lived Assets. The	December 31, 2007, used the parallel rate to translate	23
Company reviews long-lived assets for impairment	Bolivar denominated monetary items. On January 1,
whenever events or changes in circumstances indicate	2008 the Venezuelan government modified the currency,
that the carrying amount of the assets may not be	fixing the official exchange rate at 2.15 Bs. to US $1.00.
recoverable. If the sum of the expected future net cash	In June 2008, due to an amendment to the Criminal
flows to be generated from the use or disposition of a	Exchange Law, the IPTF reconsidered the issue of which
long-lived asset (undiscounted and without interest	exchange rate was the most appropriate to use. After
charges) is less than the carrying amount of the asset,	consideration of the IPTF review and in the absence of
an impairment loss is recognized and the asset is written	definitive guidance, the Company continues to believe
down to fair value. Fair value is generally determined	that it is most appropriate to use the parallel rate to re-
by discounting estimated cash flows, using quoted market	measure transactions and to translate Bs. denominated
prices where available or making estimates based on	monetary items.

the best information available.	Stock Based Compensation. The Company
Foreign Currency. The U.S. dollar is the	uses the fair value method of accounting for stock
Company’s functional currency. The Company’s foreign	options. The fair value of options granted to employees
subsidiaries are integrated foreign operations and	is computed using the Black-Scholes method as described
accordingly foreign currency amounts are translated	in note 9 and is expensed over the vesting period of the
into U.S. dollars using the temporal method. Non-	option. For non-employees, the fair value of stock based
monetary assets and liabilities are translated at historical	compensation is recorded as an expense over the vesting
rates, monetary assets and liabilities are translated at	period or, if earlier, upon completion of performance.
current rates and revenue and expense items are	Consideration paid for shares on exercise of share options,
translated at average exchange rates during the reporting	in addition to the fair value attributable to stock options
period, except for depreciation which is translated at	granted, is credited to capital stock. Fair value of
historical rates. Translation gains and losses are included	restricted stock issued as compensation is based on the
in operating expenses.	grant date market value and expensed over the vesting

period. The Company also maintains the Gold Reserve	regarding the development of Brisas. Failure to obtain
Director and Employee Retention Plan. Units granted	the Authorization to Affect or any future permit and/or
under the plan become fully vested and payable upon	authorization will result in the Company not being able
a change of control. Each Unit granted to a participant	to construct and operate Brisas. This issue or one or
entitles such person to receive a cash payment equal to	more of the other issues described herein or other factors
the fair market value of one Gold Reserve Class A	beyond our control could adversely affect our operations
Common Share (1) on the date the Unit was granted	and investment in Venezuela in the future.
or (2) on the date any such participant becomes entitled
to payment, whichever is greater.	Management’s capitalization of exploration and
development costs and assumptions regarding the future
Income Taxes. The Company uses the liability	recoverability of such costs are based on, among other
method of accounting for income taxes. Future tax assets	things, the Company’s estimate of current mineral
and liabilities are determined based on the differences	reserves and resources which are based on engineering
between the tax basis of assets and liabilities and those	and geological estimates, estimated gold and copper
amounts reported in the financial statements. The	prices, estimated plant construction and operating costs
future tax assets or liabilities are calculated using the	and the procurement of all necessary regulatory permits
substantively enacted tax rates expected to apply in the	and approvals. In addition, the Company records
periods in which the differences are expected to be settled.	amounts paid for value-added tax as a non-current asset
Future tax assets are recognized to the extent that they	based on the assumption that these amounts will be
are considered more likely than not to be realized.	recoverable when the Brisas Project begins production.
These assumptions and estimates could change in the
Use of Estimates. The preparation of financial	future and this could affect the carrying value and the
statements in conformity with generally accepted	ultimate recoverability of the amounts recorded as
accounting principles requires management to make	property and mineral rights, capitalized exploration and
estimates and assumptions that affect the reported	development costs and other assets. The Company
amounts of assets and liabilities, disclosure of contingent	operates and files tax returns in a number of jurisdictions.
assets and liabilities at the date of the financial statements	The preparation of such tax filings requires considerable
and the reported amounts of revenues and expenses	judgment and the use of assumptions. Accordingly, the
during the reporting period. Actual results could differ	amounts reported could vary in the future.
from those estimates.
Net Loss Per Share. Net loss per share is
Measurement Uncertainty. At December	computed by dividing net loss by the combined weighted
31, 2008, nearly all of the Company's non-cash assets,	average number of Class A and B common shares
including our primary mining asset, the Brisas Project,	outstanding during each year, which is reduced by the
were located in Venezuela. Our operations in Venezuela	common shares owned by Great Basin and MGC
are subject to the effects of changes in legal, tax and	Ventures. In periods in which a loss is incurred, the
regulatory regimes, national and local political issues,	effect of potential issuances of shares under options and
labor and economic developments, unrest, currency and	convertible notes would be anti-dilutive, and therefore
exchange controls, import/export restrictions,	basic and diluted losses per share are the same.
government bureaucracy, corruption and uncertain legal
enforcement. In May 2008, the Company received	Asset Retirement Obligations. The fair
notification from the Venezuelan Ministry of	value of a liability for an asset retirement obligation is
environment of its decision to revoke the Authorization	recognized in the period in which it is incurred if a
for the Affectation of Natural Resources for the	reasonable estimate of fair value can be made. The
Construction of Infrastructure and Services Phase of	associated asset retirement costs are capitalized as part
the Brisas Project (the “Authorization to Affect”). As	of the carrying amount of the long-lived asset and
of the date of this report, the Company has not been	amortized over the same period as the underlying asset.
able to confirm how the government wishes to proceed

24

Convertible Notes. Convertible notes are	September 30, 2008, EIC 172 was applied retrospectively
initially recorded at fair value and subsequently measured	with restatement of prior periods from January 1, 2007
at amortized cost. The fair value is allocated between	resulting in a reclassification of $485,109 from the
the equity and debt component parts based on their	January 1, 2007 opening balance of accumulated other
respective fair values at the time of issuance and recorded	comprehensive income to accumulated deficit.
net of transaction costs. The equity portion of the notes	Additionally, $431,725, or $0.01 per share, of income
is estimated using the residual value method. The fair	tax benefit was reclassified from other comprehensive
value of the debt component is accreted to the face	loss to net loss for the year ended December 31, 2007.
value of the notes using the effective interest rate method
over the expected life of the notes, with the resulting
charge recorded as interest expense. Interest expense	Accounting Policies adopted effective
allocable to the qualifying cost of developing mining	January 1, 2008:
properties and to constructing new facilities is capitalized	CICA Section 1535, Capital Disclosures. This
until assets are ready for their intended use.	Section establishes standards for disclosing information
Comprehensive Income. Comprehensive	about an entity’s capital and how it is managed. Under
income includes net income or loss and other	this standard the Company is required to disclose
comprehensive income. Other comprehensive income	information that enables the users of its financial
may include unrealized gains and losses on available-	statements to evaluate the Company’s objectives, policies
for-sale securities, gains and losses on certain derivative	and processes for managing capital. Disclosures required
instruments and foreign currency gains and losses from	by this standard are included in Note 5.
self sustaining foreign operations. The Company presents	CICA Section 3862, Financial Instruments –
comprehensive income and its components in the	Disclosures. This Section requires entities to provide	25
consolidated statements of comprehensive loss.	disclosures in their financial statements that enable
Financial Instruments. The Company’s	users to evaluate (a) the significance of financial
financial instruments consist of cash and cash	instruments for the entity’s financial position and
equivalents, marketable securities, accounts payable,	performance; and (b) the nature and extent of risks
accrued expenses and convertible notes. Cash and cash	arising from financial instruments to which the entity
equivalents are classified as held for trading and any	is exposed during the period and at the balance sheet
changes in fair value are charged to the statement of	date, and how the entity manages those risks. Disclosures
operations. Marketable securities are classified as	required by this standard are included in Note 4.
available for sale with any unrealized gain or loss recorded	CICA Section 3863, Financial Instruments –
in other comprehensive income. Other financial liabilities	Presentation. This Section replaces existing requirements
are accounted for at cost or amortized cost.	for presentation of financial instruments and non-
2. Restatement and new accounting policies:	financial derivatives. The purpose of this section is to
enhance financial statement users’ understanding of
The Company restated its 2007 financial statements	the significance of financial instruments to an entity’s
upon the adoption of EIC 172, Income Statement	financial position, performance and cash flows.
Presentation of a Tax Loss Carryforward Recognized
Following an Unrealized Gain in Other Comprehensive	CICA Section 1400, General Standards of
Income. This abstract provides guidance on whether	Financial Statement Presentation. An Amendment
the tax benefit of tax loss carryforwards consequent to	to this Section requires that management make an
the recording of unrealized gains in other comprehensive	assessment of the Company’s ability to continue as a
income, such as unrealized gains on available-for-sale	going concern. The Company’s adoption of the
securities, should be recognized in net income or in	modifications of this Section had no effect on the
other comprehensive income. Upon adoption effective	reported financial results.

Future Accounting Policies:

     CICA Section 3064, Goodwill and Intangible Assets. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This section will apply to the Company’s annual and interim financial statements beginning in 2009 and is not expected to have a significant impact on the Company’s financial statements.

     CICA Section 1582, Business Combinations. This Section replaces Section 1581 and applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The Company is currently evaluating the impact of this Section on its financial statements.

     CICA Section 1601, Consolidated Financial Statements. This section establishes standards for the preparation of consolidated financial statements and applies to financial reporting periods beginning on or after January 1, 2011. The Company is currently evaluating the impact of this Section on its financial statements.

     International Financial Reporting Standards (IFRS). In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that beginning in 2011 publicly listed companies will be required to use IFRS. The transition will be applied retroactively and will require the restatement of amounts reported during the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS, the financial impact of the transition to IFRS cannot be reasonably estimated at this time.

26
	3. Cash and cash equivalents:
		2008	2007

	Bank deposits	$ 85,925,019	$ 89,682,777
	Money market funds	5,625,148	4,997,799

	Total	$ 91,550,167	$ 94,680,576

     The above amounts exclude restricted cash of approximately $17.5 million and $52.1 million in 2008 and 2007 respectively. See note 13, Commitments. At December 31, 2008 and 2007, the Company had approximately $205,000 and $311,000 respectively, in Venezuela and banks outside Canada and the U.S.

4.	Financial instruments:

The fair values as at December 31, 2008 and 2007 along with the carrying amounts shown on the consolidated balance sheets for each classification of financial instrument are as follows:

		December 31, 2008		December 31, 2007

		Carrying	Fair	Carrying	Fair
	Classification	Amount	Value	Amount	Value

Cash and cash equivalents held for trading		$ 91,550,167	$ 91,550,167	$ 94,680,576	$ 94,680,576
Restricted cash	held for trading	17,509,672	17,509,672	52,080,603	52,080,603
Marketable securities	available for sale	1,342,760	1,342,760	4,987,511	4,987,511
Derivative liability	held for trading	1,442,635	1,442,635
A/P and accruals	other financial liabilities	6,692,073	6,692,073	7,719,316	7,719,316
Accrued interest	other financial liabilities	236,848	236,848	237,188	237,188
Convertible notes	other financial liabilities	91,829,699	37,723,480	70,306,054	78,684,000

     Fair value estimates for marketable securities are made at the balance sheet date by reference to published price quotations in active markets. At December 31, 2008, the fair value of the convertible notes was estimated using an indicative valuation based on recent market information. At December 31, 2007, the fair value of the debt component of the convertible notes was estimated based on the net present value of the remaining future payments of interest and principal, discounted at the prevailing market interest rate.

     The Company is exposed to various risks including credit risk, liquidity risk, currency risk and interest rate risk as described below:

a)	Credit risk is the risk that a counterparty will fail to meet its obligations to the Company. The Company’s primary exposure to credit risk is through its cash and cash equivalents and restricted cash balances. The Company diversifies its cash holdings into major Canadian and U.S. financial institutions and corporations.

b)	Liquidity risk is the risk that an entity will encounter difficulty in meeting its obligations associated with its financial liabilities. The Company manages this risk by maintaining adequate cash balances through equity and debt offerings to meet its current and foreseeable obligations. The following table presents the Company’s payments due on accounts payable and accrued expenses and its undiscounted interest and principal payments due on its convertible notes, based on the estimate that the term of the notes will end on June 15, 2012. If the notes were to reach their contractual maturity date of June 15, 2022, additional interest payments would amount to $56.8 million over the additional ten year term of the notes.

	Payments due by Period

		Less than			More Than
	Total	1 Year	1-3 Years	4-5 Years	5 Years	27

A/P and accruals	$ 8,134,708	$ 8,134,708	–	–	–
Interest	19,895,260	5,684,360	$ 11,368,720	$ 2,842,180	–
Principal	103,352,000	–	–	103,352,000	–

Total	$ 131,381,968	$ 13,819,068	$ 11,368,720	$ 106,194,180	–

c)	The Company is subject to currency risk mainly due to its operations in Venezuela. Transactions denominated in foreign currency are exposed to exchange rate fluctuations which have an impact on the statement of operations. The Company’s cash, value added tax and other monetary assets and liabilities that are held in Venezuelan and Canadian currency are subject to fluctuations against the US dollar. A 10% weakening of those currencies against the US dollar would have increased (decreased) the Company’s net loss from the translation of foreign currency denominated financial instruments by the amounts shown below.

	2008	2007

Venezuelan Bolívar	$ 69,684	$ 70,498
Canadian dollar	(67,540)	(6,868)

Total	$ 2,144	$ 63,630

The Company limits the amount of currency held in non-U.S dollar accounts, but does not actively use derivative instruments to limit its exposure to fluctuations in foreign currency rates.

d)	The Company is subject to the risk that changes in market interest rates will cause fluctuations in the fair values of its financial instruments. Cash and cash equivalents earn floating market rates of interest. Other current financial assets and liabilities are generally not exposed to this risk because of their immediate or short- term maturity. The interest rate on the Company’s convertible notes is fixed and therefore the interest payments are not subject to changes in market rates of interest.

e)	The Company has certain contracts in which the amount payable is linked to the Company’s share price. A 10% change in the Company’s share price would result in a $211,391 change in the amount payable.

5. Capital management:

     The capital structure of the Company consists of common shares and equity units, convertible notes, stock options, accumulated deficit, accumulated other comprehensive income and KSOP debt. The Company’s objectives when managing its capital are to:

a)	maintain sufficient liquidity in order to meet financial obligations including the costs of developing mining projects and servicing debt;

b)	safeguard the Company’s assets and its ability to continue as a going concern and

c)	maintain a capital structure that provides the flexibility to access additional sources of capital with minimal dilution to existing shareholders.

     The Company manages its capital consistent with the objectives stated above and makes adjustments to its capital structure based on economic conditions and the risk characteristics of the underlying assets. The Company is in compliance with the covenants of its convertible notes. There were no changes to the Company’s capital management during 2008.

	6. Marketable securities:

		2008	2007

28
	Fair value at beginning of year	$ 4,987,511	$ 5,643,862
	Acquisitions	3,262,239	4,163,941
	Dispositions, at cost	(4,709,874)	(5,182,623)
	Realized (gain) loss on sale	243,053	(1,334,604)
	Unrealized gain (loss)	(2,440,169)	1,696,935

	Fair value at end of year	$ 1,342,760	$ 4,987,511

     The Company’s marketable securities are classified as available-for-sale and are recorded at quoted market value with gains and losses recorded within other comprehensive income until realized. As of December 31, 2008 and 2007 marketable securities had a cost basis of $843,305 and $1,342,760, respectively.

7. Property, plant and equipment:
		Accumulated
	Cost	Depreciation	Net

2008

United States
Furniture and office equipment	$ 485,036	$ (355,924)	$ 129,112
Leasehold improvements	35,633	(35,633)	–

	$ 520,669	$ (391,557)	$ 129,112

Venezuela

Property and mineral rights	$ 11,252,335		$ 11,252,335
Capitalized exploration costs	115,755,503		115,755,503
Machinery and equipment deposits	47,081,189		47,081,189
Buildings	756,282	(368,600)	387,682
Furniture and office equipment	602,476	(519,883)	82,593
Transportation equipment	636,187	(425,685)	210,502
Machinery and equipment	557,561	(323,999)	233,562

	176,641,533	(1,638,167)	175,003,366

Total	$ 177,162,202	$ (2,029,724)	$ 175,132,478

2007				29

United States
Furniture and office equipment	$ 468,976	$ (318,283)	$ 150,693
Leasehold improvements	35,633	(35,633)	–

	$ 504,609	$ (353,916)	$ 150,693

Venezuela

Property and mineral rights	$ 11,252,335		$ 11,252,335
Capitalized exploration costs	77,225,929		77,225,929
Machinery and equipment deposits	38,853,176		38,853,176
Buildings	751,791	$ (321,904)	429,887
Furniture and office equipment	592,777	(482,038)	110,739
Transportation equipment	688,829	(415,443)	273,386
Machinery and equipment	646,724	(318,199)	328,525

	130,011,561	(1,537,584)	128,473,977

Total	$ 130,516,170	$ (1,891,500)	$ 128,624,670

     As a result of the Venezuelan Ministry of Environment’s decision to revoke the Authorization to Affect in May 2008, the Company reviewed the amounts related to the Brisas Project for potential impairment. Based on this analysis, the Company concluded that there was no impairment of these amounts as of December 31, 2008.

     Machinery and equipment deposits include amounts paid for infrastructure and milling equipment either in the manufacturing stage or being stored by the manufacturer pending delivery to the project site.

8. KSOP plan:

     The KSOP Plan, adopted in 1990 for the benefit of employees, is comprised of two parts, (1) a salary reduction component, or 401(k), and (2) an employee share ownership component, or ESOP. Unallocated shares are recorded as a reduction to shareholders’ equity. Allocation of common shares or cash contributions to participants’ accounts is at the discretion of the Company’s board of directors, subject to certain limitations. The value of the shares allocated is recorded in the statement of operations with a reduction of the KSOP debt account. The Company allocated shares or made cash contributions to eligible participants for the Plan years 2008, 2007 and 2006 valued at $269,679, $387,780, and $272,412, respectively. As of December 31, 2008, 22,246 common shares remain unallocated to plan participants.

9. Stock based compensation:

     The Company has two equity incentive plans; the 1997 Equity Incentive Plan (last amended in March 2006, the “1997 Plan”) and the 2008 Venezuelan Equity Incentive Plan (approved by the shareholders in June 2008, the “Venezuelan Plan”). Both plans permit the grants of stock options, stock appreciation rights and restricted stock, or any combination thereof, and each shall be 10% of the Company’s outstanding shares, from time to time. The grants will be for terms up to ten years with vesting periods ranging from immediate to up to 3 years. As of December 31, 2008, there were a total of 48 participants in the plans.

     Insiders (officers and directors) of the Company and its subsidiaries are not eligible to participate in the Venezuelan Plan. Subsequent to shareholder approval in June 2008, 1,056,947 options previously granted to Venezuelan employees and consultants under the 1997 Plan were transferred to the Venezuelan Plan. The 1997 Plan remains available for insiders, employees and consultants of the Company.

     Combined share option transactions under both plans for the years ended December 31, 2008, 2007 and 2006 are as follows:

30

	2008		2007		2006

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Options outstanding at
beginning of year	4,445,139	$ 4.14	2,662,716	$ 3.36	3,148,844	$ 1.36
Options exercised	(162,133)	1.91	(228,577)	1.56	(1,823,295)	0.77
Options expired	(494,427)	4.36	(25,000)	0.82	(3,500)	4.14
Options forfeited	(84,000)	4.72	(45,000)	2.97	(50,833)	2.63
Options granted	1,303,352	0.29	2,081,000	4.79	1,391,500	4.47

Options outstanding at
end of year	5,007,931	$ 3.18	4,445,139	$ 4.14	2,662,716	$ 3.36

Options exercisable
at end of year	3,792,324	$ 3.70	3,054,857	$ 3.91	1,369,074	$ 2.52

Options available for
grant at end of year
under 1997 plan	1,793,750		1,169,464		1,503,913

Options available for
grant at end of year
under Venezuelan plan	4,722,177		–		–

		Price		Price		Price
		Range		Range		Range

Exercise price at end of year	$ 0.29 - $ 5.36		$ 0.72 - $ 5.45		$ 0.69 - $ 5.36
Exercise price of exercisable options $ 0.29 - $ 5.36			$ 0.72 - $ 5.45		$ 0.69 - $ 4.65

The following table relates to stock options at December 31, 2008

					Weighted Average
		Weighted	Weighted		Exercise Price
Price	Number	Average Remaining	Average	Number	of Exercisable
Range	Outstanding	Contractual Life	Exercise Price	Exercisable	Options

$0.29 - $0.29	1,303,352	4.93	$0.29	434,442	$0.29
$0.87 - $1.89	476,500	1.72	$1.78	476,500	$1.78
$3.39 - $4.19	956,000	2.13	$3.97	956,000	$3.97
$4.29 - $4.62	476,500	2.75	$4.46	436,300	$4.48
$4.83 - $4.83	1,516,579	1.40	$4.83	1,210,082	$4.83
$5.07 - $5.36	279,000	2.91	$5.19	279,000	$5.19

$0.29 - $5.36	5,007,931	2.70	$3.18	3,792,324	$3.70

The Company recorded compensation expense of $1,958,470, $4,724,120, and $1,390,776 for stock options granted during 2008, 2007 and 2006, respectively. The fair value of the options granted was calculated using the Black-Scholes model based on the following assumptions:

	2008	2007	2006

Weighted average risk free interest rate	1.55%	3.09%	4.63%
Expected life	4.5 years	2.29 years	3.0 years
Expected volatility	92%	81%	82%
Dividend yield	nil	nil	nil

31

     In addition to the equity incentive plans, the Company also maintains the Gold Reserve Director and Employee Retention Plan. Units granted under the plan become fully vested and payable upon a change of control. Each Unit granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A Common Share (1) on the date the Unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater. As of December 31, 2008, an aggregate of 1,732,500 unvested Units have been granted to directors, executive officers and affiliates of the Company and 315,000 Units have been granted to other participants. The value of these units, based on the grant date value of the Class A shares, was approximately $8.9 million.

10. Related party transactions:

     MGC Ventures. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of MGC Ventures. The Company owned 12,062,953 common shares of MGC Ventures at December 31, 2008 and 2007, which represented 44% and 46%, respectively of its outstanding shares. The Company believes it has control over MGC Ventures due to the combined shareholdings of the Company and its officers and directors. MGC Ventures owned 258,083 common shares of the Company at December 31, 2008 and 2007. In addition, MGC Ventures owned 280,000 common shares of Great Basin at December 31, 2008 and 2007. During the last three years, the Company sublet a portion of its office space to MGC Ventures for $6,000 per year.

     Great Basin. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of Great Basin. The Company owned 15,661,595 common shares of Great Basin at December 31, 2008 and 2007, which represented 45% and 46%, respectively of its outstanding shares. The Company believes it has control over Great Basin due to the combined shareholdings of the Company and its officers and directors. Great Basin owned 491,192 common shares of the Company at December 31, 2008 and 2007. Great Basin also owned 170,800 common shares of MGC Ventures at December 31, 2008 and 2007. During the last three years, the Company sublet a portion of its office space to Great Basin for $6,000 per year.

11. Income tax:	2008	2007	2006

Current income tax expense (benefit)	$ (9,969)	$ 458,573	$ 521,803
Future income tax expense (benefit)	747,019	(431,725)	–

	$ 737,050	$ 26,848	$ 521,803

     Income tax expense differs from the amount that would result from applying Canadian tax rates to net loss before taxes. These differences result from the items noted below:

	2008	2007	2006

Income tax (benefit) based on Canadian tax rates	$ (5,601,776)	$ (4,063,993)	$ (2,194,680)
Increase (decrease) due to:
Different tax rates on foreign subsidiaries	(544,744)	–	–
Non-deductible expenses	1,461,477	2,302,523	912,805
Change in valuation allowance and other	5,422,093	1,788,318	1,803,678

	$ 737,050	$ 26,848	$ 521,803

     No current income tax benefit has been recorded by the parent company for the three years ended December 31, 2008. The Company’s Venezuelan subsidiaries are not subject to Venezuelan income tax during the development stage and accordingly have not paid or accrued any income tax during the three years ended December 31, 2008. Current income tax is related to two of the Company’s U.S. subsidiaries which earned net income in 2007 and 2006. Future income tax relates to unrealized gains and losses on available-for-sale securities.

     The Company has recorded a valuation allowance to reflect the estimated amount of the future tax assets which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for future tax assets may be reduced in the near term if the Company’s estimate of future taxable income changes. The components of the Canadian and U.S. future income tax assets and liabilities as of December 31, 2008 and 2007 were as follows:

32

	Future Tax Asset

	2008	2007

Accounts payable and accrued expenses	$ 214,995	$ 229,449
Property, plant and equipment	(13,635)	(13,730)

Total temporary differences	201,360	215,719
Net operating loss carry forward	18,953,227	14,823,106
Capital loss carry forward	82,638	–
Alternative minimum tax credit	19,871	19,871

Total temporary differences, operating losses
and tax credit carry forwards	19,257,096	15,058,696
Valuation allowance	(19,257,096)	(15,058,696)

Net deferred tax asset	$ –	$ –

At December 31, 2008, the Company had the following U.S. and Canadian tax loss carry forwards and tax credits:

	U.S.	Canadian	Expires

Regular tax net operating loss:	$ 688,808	412,699	2009
	341,750	927,609	2010
	645,622	–	2011
	1,424,144	–	2012
	–	1,410,783	2014
	–	1,758,375	2015
	1,386,674	–	2018
	1,621,230	–	2019
	665,664	–	2020
	896,833	–	2021
	1,435,774	–	2022
	1,806,275	–	2023
	2,760,522	–	2024
	3,680,288	–	2025
	4,622,825	2,135,074	2026
	6,033,603	3,962,420	2027
				33
	4,360,823	14,930,132	2028

	$ 32,370,835	$ 25,537,092

Alternative minimum tax net operating loss:	$ 660,271	–	2009
	304,472	–	2010
	618,845	–	2011
	1,399,529	–	2012

	$ 2,983,117	–

12. Segmented financial information:

The Company has one operating segment, which is the exploration and development of mineral properties. Segmented financial information by geographic region is as follows:

	2008	U.S./Canada	Venezuela	Consolidated

	Other income	$ 2,444,772	$ –	$ 2,444,772
	Depreciation	50,053	174,018	224,071
	Net loss after tax	$ 15,075,179	$ 4,650,942	$ 19,726,121

Identifiable assets
	Property, plant and equipment, net	$ 129,112	$ 175,003,366	$ 175,132,478
	General corporate assets	110,951,216	1,530,820	112,482,036

	Total identifiable assets	$ 111,080,328	$ 176,534,186	$ 287,614,514

2007 (restated, Note 2)

	Other income	$ 6,499,084	$ –	$ 6,499,084
	Depreciation	39,447	139,664	179,111
	Net loss after tax	$ 7,222,819	$ 4,756,949	$ 11,979,768

Identifiable assets
	Property, plant and equipment, net	$ 150,693	$ 128,473,977	$ 128,624,670
	General corporate assets	151,750,970	1,523,263	153,274,233

	Total identifiable assets	$ 151,901,663	$ 129,997,240	$ 281,898,903

34
2006

	Other income	$ 8,252,058	$ –	$ 8,252,058
	Depreciation	31,814	115,984	147,798
	Net loss after tax	$ 3,110,063	$ 3,866,682	$ 6,976,745

Identifiable assets
	Property, plant and equipment, net	$ 126,337	$ 73,517,558	$ 73,643,895
	General corporate assets	28,054,737	2,917,089	30,971,826

	Total identifiable assets	$ 28,181,074	$ 76,434,647	$ 104,615,721

Net loss and identifiable assets of each segment are those that are directly identified with those geographic locations.

13. Commitments:

     In mid 2007, we commenced procurement efforts with the assistance of SNC-Lavalin and placed orders for the gyratory crusher, pebble crushers, SAG and ball mills and related processing equipment, mill motors, and other equipment for the Brisas Project. In November 2008, we sold a portion of this equipment recovering $19.2 million in deposits and reducing our future commitment by $21.9 million while incurring a $1.3 million loss. As of December 31, 2008, the Company has equipment commitments totaling $75.1 million and has made payments on these orders of $44.7 million. In connection with a portion of these commitments, the Company opened an irrevocable standby letter of credit with a Canadian chartered bank providing security on the performance of obligations. As of December 31, 2008 and 2007, the Company had restricted cash of $17.5 million and $52.1 million, respectively as required by this letter of credit. The $34.6 million reduction of restricted cash during 2008 was the result of $19.7 million of payments on the Company’s obligations and a $14.9 million refund of collateral related to the sale of a portion of the equipment.

14. Shareholder rights plan:	15. Common shares and equity units:

The Company instituted a shareholder rights plan	During 2008, the Company issued 162,133 shares
(the “Rights Plan”) in 1999. Since the original approval	at an average price of $1.91 per share upon exercise of
by the Shareholders, the Rights Plan and the Rights	stock options and 1,311,125 shares at an average price
Plan Agreement have been amended and continued	of $2.06 per share as compensation. In addition, 584,863
from time to time. In March 2006, the shareholders	equity units were converted to Class A common shares.
approved certain amendments to the Plan including
continuing the Shareholder Rights Plan until June 30,	In May 2007, the Company closed a public offering
2009. In December 2008, the Company’s Board of	of 13,762,300 Class A common shares of the Company,
Directors amended the Rights Plan by extending the	representing aggregate net proceeds to the Company of
definition of “Permitted Bid” to include a bid by an	approximately $74 million. In addition to the shares
entity which has confidential information about the	issued in the public offering, the Company issued 223,442
Company that has executed a confidentiality and	shares for $333,966 upon exercise of stock options,
standstill agreement within three months prior to the	100,000 shares valued at $497,600 were issued to the
commencement of the bid. The Rights Plan is intended	KSOP and 394,000 shares valued at $1,818,012 were
to give adequate time for shareholders of the Company	issued as compensation to employees or remuneration
to properly assess the merits of a take-over bid without	for services from consultants.
pressure and to allow competing bids to emerge. The	In May 2006, the Company closed a public offering
Rights Plan is designed to give the board of director’s	of 3,335,000 Class A common shares of the Company,
time to consider alternatives to allow shareholders to	representing aggregate net proceeds to the Company of
receive full and fair value for their common shares. One	approximately US $24.6 million. In 2006, in addition
right is issued in respect of each outstanding share. The	to the shares issued in the public offering, 1,761,109
rights become exercisable only when a person, including	shares were issued upon exercise of stock options,
any party related to it or acting jointly with it, acquires	100,000 shares were issued to the KSOP and 163,875
or announces its intention to acquire 20% or more of	shares were issued as compensation. On November 4,
the Company’s outstanding shares without complying	2006 the company amended the terms of 2,680,500
with the “permitted bid” provisions of the Rights Plan.	Class A common share purchase warrants which had
Each right would, on exercise, entitle the holder, other	been set to expire on November 6, 2006. The
than the acquiring person and related persons, to	amendments, which were subject to shareholder
purchase common shares of the Company at a 50%	approval, increased the exercise price of the warrants
discount to the market price at the time.	from Canadian $6.50 to Canadian $6.55 and extended
the expiry date of the warrants to July 31, 2007. None
of the warrants were exercised prior to expiration. In
addition, 24,921 equity units were converted to Class
A common shares.

35

	16. Convertible notes:	present value of estimated future interest and principal
payments at the original effective interest rate. As a result
	In May 2007, the Company issued $103,500,000	of this change, the carrying value of the notes increased
	aggregate principal amount of its 5.50% Senior	by approximately $20.5 million with a corresponding
	subordinated convertible notes. The notes are unsecured,	increase in capitalized interest and accretion.
bear interest at a rate of 5.50% annually, pay interest
	semi-annually in arrears and are due on June 15, 2022.	At any time on or after June 16, 2010, and until
	The notes are convertible into Class A common shares	June 15, 2012, the Company may redeem the notes, in
	of the Company at the initial conversion rate, subject	whole or in part, for cash at a redemption price equal
	to adjustment, of 132.626 shares per $1,000 principal	to 100% of the principal amount being redeemed plus
	amount (equivalent to a conversion price of $7.54).	accrued and unpaid interest if the closing sale price of
	Upon conversion, the Company will have the option,	the Common Shares is equal to or greater than 150%
	unless there has occurred and is then continuing an	of the conversion price then in effect and the closing
	event of default under the Company’s indenture, to	price for the Company’s Common Shares has remained
	deliver common shares, cash or a combination of	above that price for at least twenty trading days in the
	common shares and cash for the notes surrendered.	period of thirty trading days preceding the Company’s
	Canadian accounting standards require the Company	notice of redemption. Beginning on June 16, 2012, the
	to allocate the notes between their equity and debt	Company may, at its option, redeem all or part of the
	component parts based on their respective fair values	notes for cash at a redemption price equal to 100% of
	at the time of issuance. The liability component was	the principal amount being redeemed plus accrued and
	computed by discounting the stream of future payments	unpaid interest.
of interest and principal at the prevailing market rate
	for a similar liability that does not have an associated	The note holders have the option to require the
36	equity component. The equity portion of the notes was	Company to repurchase the notes on June 15, 2012, at
	estimated using the residual value method at	a price equal to 100% of the principal amount of the
	approximately $29 million, net of issuance costs. The	notes plus accrued but unpaid interest. The Company
	fair value of the debt component is accreted to the face	may elect to satisfy its obligation to pay the repurchase
	value of the notes using the effective interest rate method	price, in whole or in part, by delivering Common Shares.
	over the expected life of the notes, with the resulting	In the event of a change of control of the Company,
	charge recorded as interest expense. The expected life	the Company will be required to offer to repurchase the
	of the notes is an estimate and is subject to change, if	notes at a purchase price equal to 100% of the principal
	warranted by facts and circumstances related to the	amount of the notes plus accrued but unpaid interest
	potential early redemption of the notes by either the	unless there has occurred and is continuing certain
	Company or the holders. Interest and accretion expense	events of default under the Company’s indenture.
	allocable to the qualifying cost of developing mining	During 2008, $148,000 face value of convertible
	properties and to constructing new facilities is capitalized	notes were converted for cash or repurchased by the
	until assets are ready for their intended use. The	Company. At December 31, 2008, the fair value of the
	Company capitalized interest and accretion expense	convertible notes was estimated at $37.7 million based
	totaling $27.3 million and $4.2 million during 2008 and	on recent market information. At December 31, 2007,
	2007, respectively.	the fair value of the debt component of the convertible
	At December 31, 2008, the Company revised its	notes was estimated to be $78.7 million based on the
	estimate of the expected life of the notes to June 15,	net present value of the remaining future payments of
	2012 and adjusted the carrying value accordingly. The	interest and principal, discounted at the prevailing
	adjusted carrying value was calculated by computing the	market interest rate.

17. Takeover defense and litigation:	Following the issuance of the interlocutory injunctions,
Rusoro withdrew its unsolicited offer to acquire the
On December 15, 2008, Rusoro Mining Ltd.	outstanding shares and equity units of the Company.
(“Rusoro”) commenced an unsolicited offer to acquire
all of the outstanding shares and equity units of the	On February 15, 2009, Rusoro and Endeavour both
Company in consideration for three shares of Rusoro	served a motion with the Ontario Superior Court of
for each Company share or equity unit. On December	Justice seeking permission to appeal to the Divisional
16, 2008, the Company filed an action in the Ontario	Court the February 10, 2009 order that was granted
Superior Court of Justice against Rusoro and Endeavour	against them. The Company will oppose these motions
Financial International Corporation (“Endeavour”)	which are scheduled to be heard in Toronto on April 2,
seeking an injunction restraining Rusoro and Endeavour	2009. If the motions for permission to appeal are granted,
from proceeding with Rusoro’s unsolicited offer,	then a hearing on the appeal would be held at a later
significant monetary damages, and various other items.	time by the Divisional Court. The legal action commenced
December 16, 2008 by the Company is ongoing.
On February 10, 2009, the Ontario Superior Court
of Justice granted an interlocutory injunction restraining	As of December 31, 2008, costs associated with
Rusoro from proceeding with any hostile takeover bid	the takeover defense and litigation amounted to $5.4
to acquire the shares of the Company until the conclusion	million. A portion of these costs relates to contracts
and disposition at trial of the action commenced by the	which require payment based on the consideration paid
Company. The injunction was granted by the Court	to the Company in the event of a transaction or, in the
following a motion by the Company on the basis that	event of a successful defense, the consideration that
Rusoro had access to or benefited from the use of the	would have been paid had a transaction been completed.
Company’s confidential information as a result of	These contracts are considered to be derivative
Rusoro’s relationship with Endeavour. The Court also	instruments or to contain embedded derivatives because	37
issued an interlocutory injunction restraining Endeavour	the amounts payable are linked to the Company’s share
from having any involvement with a hostile takeover	price and accordingly they are accounted for at fair
bid for the Company. The Court further required that	value with unrealized gains and losses recorded in income
Rusoro, Endeavour and their agents return to the	until completion of the terms of the contracts.
Company both all the confidential information of the
Company and also anything produced from that
confidential information and pay the court costs.

18. Differences between Canadian and U.S. GAAP:

     The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles (GAAP) in Canada, which differ in certain respects from GAAP in the United States. The effect of the principal measurement differences between U.S. and Canadian GAAP are summarized below.

	Consolidated Summarized Balance Sheets
		Canadian GAAP	Change	U.S. GAAP

	2008

	Assets
	Current assets	$ 94,015,929	$ –	$ 94,015,929
	Property, plant and equipment, net C,D,E	175,132,478	(63,488,627)	111,643,851
	Other assets	18,466,107	–	18,466,107

		$ 287,614,514	$ (63,488,627)	$ 224,125,887

	Liabilities
	Convertible notes D	$ 91,829,699	$ 7,931,563	$ 99,761,262
	Other liabilities	10,678,379	–	10,678,379

		$ 102,508,078	$ 7,931,563	$ 110,439,641

	Shareholders’ equity
38	Common shares & equity units B	247,501,272	(5,698,031)	241,803,241
	Equity component of convertible notes D	28,774,221	(28,774,221)	–
	Less, common shares & equity units
	held by affiliates	(636,267)	–	(636,267)
	Contributed surplus F	–	5,171,603	5,171,603
	Stock options B	9,428,802	4,434,753	13,863,555
	Accumulated deficit A,B,C,E	(100,180,541)	(46,724,109)	(146,904,650)
	Accumulated other comprehensive income A	329,640	169,815	499,455
	KSOP debt	(110,691)	–	(110,691)

		185,106,436	(71,420,190)	113,686,246

		$ 287,614,514	$ (63,488,627)	$ 224,125,887

	Canadian GAAP
	(restated, Note 2)	Change	U.S. GAAP

2007

Assets
Current assets	$ 100,320,659	$ –	$ 100,320,659
Property, plant and equipment, net C, D, E	128,624,670	(42,965,187)	85,659,483
Other assets	52,953,574	–	52,953,574

	$ 281,898,903	$ (42,965,187)	$ 238,933,716

Liabilities
Convertible notes D	$ 70,306,054	$ 28,270,191	$ 98,576,245
Other liabilities	10,272,040	–	10,272,040

	$ 80,578,094	$ 28,270,191	$ 108,848,285

Shareholders’ equity
Common shares & equity units B	244,295,503	(5,506,126)	238,789,377
Equity component of convertible notes D	28,784,710	(28,784,710)	–
Less, common shares & equity units
held by affiliates	(636,267)	–	(636,267)
Contributed surplus F	–	5,171,603	5,171,603
Stock options B	7,662,237	4,242,848	11,905,085
Accumulated deficit A, B, C, E	(80,454,420)	(47,275,827)	(127,730,247)
Accumulated other comprehensive income A	1,779,737	916,834	2,696,571
KSOP debt	(110,691)	–	(110,691)

	201,320,809	(71,235,378)	130,085,431

	$ 281,898,903	$ (42,965,187)	$ 238,933,716

Consolidated Summarized Statements of Operations				39
	2008	2007	2006
Net Loss under Canadian GAAP	$ (19,726,121)	$ (11,979,768)	$ (6,976,745)
Interest expense E	(224,139)	(1,416,347)
Additional gain on settlement of debt D	28,838
Income tax A	747,019	(431,725)

Net loss under U.S. GAAP	(19,174,403)	(13,827,840)	(6,976,745)

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale securities: A
Holding gain (loss) arising during period	(2,440,169)	2,005,468	3,378,903
Reclassification adjustment for (gain)
loss included in net loss	243,053	(1,334,604)	(5,466,100)

Total comprehensive loss under
U.S. GAAP	$ (21,371,519)	$ (13,156,976)	$ (9,063,942)

Basic and diluted net loss per share
under U.S. GAAP	$ (0.34)	$ (0.28)	$ (0.18)

Consolidated Summarized Statements of Cash Flows
	2008	2007	2006
Cash flow used by operating activities
under Canadian GAAP	$ (13,858,222)	$ (5,675,305)	$ (11,179,770)
Cash paid for interest E	(214,729)	(1,267,851)

Cash flow used in operating activities
under U.S. GAAP	$ (14,072,951)	$ (6,943,156)	$ (11,179,770)

Cash flow (used) provided by investing
activities under Canadian GAAP	$ 10,454,475	$ (97,797,970)	$ (8,518,467)
Cash paid for interest E	214,729	1,267,851

Cash flow provided by (used in) investing
activities under U.S. GAAP	$ 10,669,204	$ (96,530,119)	$ (8,518,467)

	A Effective September 30, 2008, the Company	C Under Canadian GAAP, the Company
	adopted EIC 172, which requires that the tax benefit	capitalizes mineral property exploration and development
	of tax loss carryforwards recognized to offset unrealized	costs after proven and probable reserves have been
	gains in other comprehensive income, such as unrealized	established. The Company also capitalizes costs on
	gains on available-for-sale securities, be recognized in	properties where it has found non-reserve material that
	net income (loss). EIC 172 was applied retrospectively	does not meet all the criteria required for classification
	with restatement of prior periods from January 1, 2007.	as proven or probable reserves. Under US GAAP,
	Under US GAAP, the tax benefit is recorded in other	exploration and development costs incurred on properties
	comprehensive income.	where mineralization has not been classified as a proven
and probable reserve under SEC rules are expensed as
	B For U.S. GAAP purposes, the Company	incurred. Accordingly, certain costs are capitalized for
	adopted SFAS 123R, “Accounting for Stock Based	Canadian GAAP purposes but expensed under US .
Compensation” effective January 1, 2006. SFAS 123R
	requires the use of the fair value method of accounting	D In 2007, the company issued $103,500,000
	for stock based compensation. This standard is	aggregate principal amount of convertible notes. As
	substantially consistent with the revised provisions of	described in note 16, under Canadian GAAP these
	CICA 3870, which was adopted by the Company for	notes are allocated between their equity and debt
	Canadian GAAP effective January 1, 2004. For	component parts. The debt component is accreted to
	U.S.GAAP, the Company applied the modified	the face value of the notes with the resulting interest
	prospective method of adoption included in SFAS 123R	expense charged to mineral property costs. Under US
	which requires that the company expense the fair value	GAAP, the notes are classified as a liability net of issuance
	of all unvested and new grants on a prospective basis	costs and accreted to face value over the term ending
	beginning January 1, 2006. In 2005, for U.S. GAAP	on the first put date of the notes.
40	purposes, the Company accounted for stock-based
	employee compensation arrangements using the intrinsic	E The Company capitalizes interest on its
	value method prescribed in Accounting Principles Board	convertible notes on an interest avoidance basis. The
	(APB) Opinion No.25, “Accounting for Stock Issued	amount capitalized during an accounting period is
	to Employees.” Under Opinion No. 25, when the exercise	determined by applying an interest rate to the average
	price of certain stock options is amended, these options	amount of accumulated qualifying assets during the
	are accounted for as variable compensation from the	period. The Company’s qualifying assets include its costs
	date of the effective Repricing. Under this method,	of developing mining properties and constructing new
	following the repricing date, compensation expense is	facilities. The amount capitalized under US GAAP differs
	recognized when the quoted market value of the	from the amount capitalized under Canadian GAAP
	Company’s common shares exceeds the amended	due to the difference in the amount of qualifying mineral
	exercise price. Should the quoted market value	property costs which have been accumulated under the
	subsequently decrease, a recovery of a portion, or all	two sets of accounting principles. (See “C” above)
	of the previously recognized compensation expense	F In 2003 and 2004, the Company completed
	will be recognized. The Company has not amended	equity offerings consisting of common shares and common
	the exercise price of any stock options since 2001.	share purchase warrants. For Canadian GAAP purposes
the proceeds from the offerings were recorded as common
shares. For US GAAP purposes a value was assigned to
the warrants and recorded as a separate element of
stockholders’ equity. Warrants that expired unexercised
were subsequently recorded as contributed surplus.

New accounting standards	its consolidated financial statements by establishing
SFAS 159, Fair Value Option.In	accounting and reporting standards related to
February 2007, the FASB issued Statement of Financial	noncontrolling or minority interest. SFAS No. 160 is
Accounting Standard (“SFAS”) No. 159, “The Fair Value	effective for fiscal years beginning after December 15,
Option for Financial Assets and Financial Liabilities—	2008. The Company is currently evaluating the impact
Including an Amendment of FASB Statement No. 115.”	of this standard on its financial statements.

SFAS No. 159 provides companies with an option to	SFAS 161, Disclosures about
measure, at specified election dates, financial instruments	Derivative Instruments and Hedging
and certain other items at fair value that are not currently	Activities. In March 2008, the FASB issued
measured at fair value. For those items for which the fair
value option is elected, unrealized gains and losses will be	SFAS No. 161, “Disclosures about Derivative
recognized in earnings for each subsequent reporting period.	Instruments and Hedging Activities”. This statement
SFAS No. 159 also establishes presentation and disclosure	requires enhanced disclosures about an entity’s derivative
requirements designed to facilitate comparisons between	and hedging activities, including the objectives for using
entities that choose different measurement attributes for	derivative instruments in terms of underlying risk and
similar types of assets and liabilities. This standard was	accounting designation, thereby improving the
effective beginning January 1, 2008. The Company did	transparency of financial reporting. SFAS No. 161 is
not elect to measure any items at fair value that were not	effective for fiscal years beginning after November 15,
already measured at fair value and accordingly, this standard	2008. The Company is currently evaluating the impact
did not impact our financial statements.	of this standard on its financial statements.

SFAS 162, Hierarchy of Generally	Other disclosures under U.S. GAAP:
Accepted Accounting Principles. The FASB
issued this standard in May 2008. SFAS162 identifies the	In June 2006, FASB issued Accounting for
sources of accounting principles and the framework for	Uncertain Tax Positions - an Interpretation of FASB
selecting the principles to be used in the preparation of	Statement No. 109, FIN 48 which prescribes a
financial statements of nongovernmental entities that are	recognition and measurement model for uncertain tax
presented in conformity with generally accepted accounting	positions taken or expected to be taken in the Company’s
principles in the United States. Adoption of this standard	tax returns. FIN 48 provides guidance on recognition,
did not materially impact our financial statements.	classification, presentation and disclosure of unrecognized
tax benefits. The Company has not recorded any tax
SFAS 141R, Business Combinations.	amount as a result of the adoption of this standard.
In December 2007, the FASB issued SFAS No. 141
(revised 2007), “Business Combination”.	In September 2006, FASB issued SFAS 157, Fair
SFAS No. 141 (R) establishes principles and	Value Measurements, which defines fair value, establishes
requirements for how an acquirer recognizes and measures	a framework for measuring fair value and expands fair
in its financial statements the identifiable assets acquired,	value disclosures. The standard does not require any
the liabilities assumed, and non-controlling interest in	new fair value measurements but applies to fair value
the acquiree and the goodwill acquired. SFAS No. 141(R)	measurements already required. In December 2007,
also establishes disclosure requirements to enable the	the FASB issued SFAS 157-b, which provided for a one-
evaluation of the nature and financial effects of the	year deferral of the implementation of SFAS 157 for
business combination. SFAS No. 141(R) is effective	non-financial assets and liabilities. The Company
for fiscal years beginning after December 15, 2008.	adopted SFAS 157 effective January 1, 2008 for financial
The Company is currently evaluating the impact	assets and liabilities that are carried at fair value. SFAS
of this standard on its financial statements.	157 establishes a fair value hierarchy that prioritizes the
inputs to valuation techniques used to measure fair
SFAS 160, Noncontrolling interests in	value into three broad levels: Level 1 inputs are quoted
Consolidated Financial Statements. In	prices in active markets for identical assets or liabilities,
December 2007, the FASB issued SFAS No. 160,	Level 2 inputs are inputs other than quoted prices
“Noncontrolling interests in Consolidated Financial	included within Level 1 that are directly or indirectly
Statements”. The objective of this standard is to improve	observable for the asset or liability and Level 3 inputs
the relevance, comparability, and transparency of the	are unobservable inputs for the asset or liability that
financial information that a reporting entity provides in	reflect the entity’s own assumptions.

41

	Fair value
	December 31, 2008	Level 1	Level 2	Level 3

Available for sale securities	$ 1,342,760	$ 1,342,760	–	–
Derivative liabilities	1,442,635	–	$ 1,442,635	–
Convertible notes	$ 37,723,480	–	$ 37,723,480	–

Additional Balance Sheet disclosure - U.S. GAAP

			2008	2007
Accounts payable			$ 7,276,859	$ 6,675,630
Accrued expenses			857,849	1,043,686

Accounts payable and accrued expenses			$ 8,134,708	$ 7,719,316

Development stage enterprise

     In August of 1992, the Company acquired the Brisas Project. Beginning in 1993, the Company decided to focus its efforts on the development of Brisas thereby meeting the definition of a development stage enterprise under Statement of Financial Accounting Standards No. 7 (FAS 7), Accounting and Reporting by Development Stage Enterprises. The following additional information is required under FAS 7:

	Consolidated Summarized Statements of Operations - U.S. GAAP
42	For the period from January 1, 1993 to December 31, 2008

	Other income	$ (32,131,495)
	Mineral property exploration and development	39,505,080
	General & administrative expense	58,920,735
	Other expense	74,685,502

	Deficit accumulated during the development stage
	from January 1, 1993 to December 31, 2008	140,979,822

	Accumulated deficit, December 31, 1992	5,924,828

	Accumulated deficit, December 31, 2008	$ 146,904,650

	Consolidated Summarized Statements of Cash Flows - U.S. GAAP
	For the period from January 1, 1993 to December 31, 2008

	Cash used by operating activities	$ (105,268,959)
	Cash used by investing activities	(106,812,108)
	Cash provided by financing activities	302,002,382

	Net increase in cash and cash equivalents for the period
	from January 1, 1993 to December 31, 2008	89,921,315
	Cash and cash equivalents at December 31, 1992	1,628,852

	Cash and cash equivalents at December 31, 2008	$ 91,550,167

Additional Shareholders’ Equity disclosure - U.S. GAAP
For the period from January 1, 1993 to December 31, 2008

					Shares					Compre-
		Common Shares and Equity Units Issued			and units	Contrib-	Value	Value	Accum-	hensive

	Issue	Common	Equity		held by	uted	assigned	assigned	ulated	income	KSOP
	Price	Shares	Units	Amount	affiliates	surplus	to options	to warrants	Deficit	(loss)	debt

Balance, December 31, 1992		8,875,862		$ 8,290,819	$ (70,944)				$ (5,924,828)		$ (50,000)
Stock issued for cash
Private placement	4.12	2,530,000		10,413,976
Exercise of options	1.34	300,000		401,000
Exercise of warrants	3.52	5,037		17,749
Stock issued for services	3.89	12,552		48,851
Net loss									(5,495,061)
Change in KSOP debt											5,000
Reduction of shareholders’
equity due to change in
subsidiaries’ minority interest				(25,050)

Balance, December 31, 1993		11,723,451		19,147,345	(70,944)				(11,419,889)		(45,000)
Stock issued for cash
Private placement	9.82	2,000,000		19,630,530
Exercise of options	2.32	295,967		687,494
Exercise of warrants	6.07	2,134,250		12,962,750
Stock issued for services	5.50	6,000		33,000
Stock issued to KSOP	6.19	20,000		123,760
Stock issued for
litigation settlement	6.15	2,750,000		16,912,500
Value attributed to warrants
issued in litigation settlement				800,000
Net loss									(26,297,415)			43
Increase in common stock
held by affiliates					(433,332)
Effect of change in accounting
For investments										108,425
Decrease in unrealized gain on
available-for-sale securities										(29,408)
Change in KSOP debt											(103,760)
Reduction of shareholders’
equity due to change in
subsidiaries’ minority interest				(843,986)

Balance, December 31, 1994		18,929,668		69,453,393	(504,276)				(37,717,304)	79,017	(148,760)
Stock issued for cash
Exercise of options	2.74	167,835		460,162
Stock issued to KSOP	5.60	50,000		280,195
Stock issued for minority
interest in subsidiaries	7.43	1,329,185		9,882,028
Net loss									(3,847,605)
Increase in common stock
held by affiliates					(924,289)
Increase in unrealized gain on
available-for-sale securities										6,943
Change in KSOP debt											(187,949)
Reduction of shareholders’
equity due to change in
subsidiaries’ minority interest				(6,924)

Balance, December 31, 1995		20,476,688		80,068,854 (1,428,565)					(41,564,909)	85,960	(336,709)

	Additional Shareholders’ Equity disclosure - U.S. GAAP (continued)
	For the period from January 1, 1993 to December 31, 2008

						Shares					Compre-
			Common Shares and Equity Units Issued			and units	Contrib-	Value	Value	Accum-	hensive

		Issue	Common	Equity		held by	uted	assigned	assigned	ulated	income	KSOP
		Price	Shares	Units	Amount	affiliates	surplus	to options	to warrants	Deficit	(loss)	debt

	Stock issued for cash
	Exercise of options	5.37	497,623		2,673,988
	Exercise of warrants	10.52	1,729,500		18,202,500
	Net loss									(7,908,701)
	Decrease in unrealized gain on
	available-for-sale securities										(83,210)
	Change in KSOP debt											150,001
	Addition to shareholders’
	equity due to change in
	subsidiaries’ minority interest				7,436

	Balance, December 31, 1996		22,703,811		100,952,778	(1,428,565)				(49,473,610)	2,750	(186,708)
	Stock issued for cash
	Exercise of options	5.75	124,649		716,716
	Stock issued to KSOP	5.02	89,683		450,000
	Net loss									(10,918,111)
	Increase in unrealized gain on
	available-for-sale securities										8,250
	Change in KSOP debt											(436,152)

	Balance, December 31, 1997		22,918,143		102,119,494	(1,428,565)				(60,391,721)	11,000	(622,860)
	Stock issued for cash
	Exercise of options	1.90	223,624		425,883
44	Stock issued to KSOP	3.00	50,000		150,000
	Net loss									(5,147,658)
	Change in shares held
	by affiliates				(1,034,323)	1,025,234
	Decrease in unrealized gain (loss)
	on available-for-sale securities										(22,625)
	Change in KSOP debt											208,089

	Balance, December 31, 1998		23,191,767		101,661,054	(403,331)				(65,539,379)	(11,625)	(414,771)
	Stock issued for cash
	Exercise of options	1.19	12,500		14,899
	Stock issued for services	0.84	70,000		58,760
	Stock issued to KSOP	1.13	300,000		337,500
	Stock retired	3.02	(1,629)		(4,915)
	Net loss									(4,499,321)
	Net common shares exchanged
	for equity units		(1,584,966)	1,584,966
	Decrease in unrealized loss on
	available-for-sale securities										(328,618)
	Change in KSOP debt											230,352

	Balance, December 31, 1999		21,987,672	1,584,966	102,067,298	(403,331)				(70,038,700)	(340,243)	(184,419)

Additional Shareholders’ Equity disclosure - U.S. GAAP (continued)
For the period from January 1, 1993 to December 31, 2008

					Shares					Compre-
		Common Shares and Equity Units Issued			and units	Contrib-	Value	Value	Accum-	hensive

	Issue	Common	Equity		held by	uted	assigned	assigned	ulated	income	KSOP
	Price	Shares	Units	Amount	affiliates	surplus	to options	to warrants	Deficit	(loss)	debt

Stock issued for services	0.55	70,000		38,688
Net loss									(2,807,648)
Equity units exchanged
for common shares		138,570	(138,570)
Increase in unrealized gain on
available-for-sale securities										437,875
Change in KSOP debt											99,310

Balance, December 31, 2000		22,196,242	1,446,396	102,105,986	(403,331)				(72,846,348)	97,632	(85,109)
Stock issued for cash
Exercise of options	0.78	5,500		4,285
Stock issued for services	0.75	20,000		15,000
Stock issued to KSOP	0.47	300,000		140,640
Net loss									(2,258,191)
Change in common stock
held by affiliates					(271,267)
Equity units exchanged
for common shares		133,380	(133,380)
Increase in unrealized gain on
available-for-sale securities										62,368
Change in KSOP debt											1,322

Balance, December 31, 2001		22,655,122	1,313,016	102,265,911	(674,598)				(75,104,539)	160,000	(83,787)
Stock issued for cash												45
Exercise of options	0.72	18,000		12,960
Stock issued for services	0.85	100,000		85,200
Stock issued to KSOP	0.67	200,000		134,000
Variable plan accounting
for options							1,162,804
Net loss									(4,170,926)
Equity units exchanged
for common shares		23,036	(23,036)
Decrease in unrealized gain on
available-for-sale securities										(118,816)
Change in KSOP debt											19,003

Balance, December 31, 2002		22,996,158	1,289,980	102,498,071	(674,598)		1,162,804		(79,275,465)	41,184	(64,784)

	Additional Shareholders’ Equity disclosure - U.S. GAAP (continued)
	For the period from January 1, 1993 to December 31, 2008

						Shares					Compre-
			Common Shares and Equity Units Issued			and units	Contrib-	Value	Value	Accum-	hensive

		Issue	Common	Equity		held by	uted	assigned	assigned	ulated	income	KSOP
		Price	Shares	Units	Amount	affiliates	surplus	to options	to warrants	Deficit	(loss)	debt

	Stock issued for cash
	Private placement	1.96	4,042,000		7,888,508
	Exercise of options	0.74	400,000		294,605
	Stock issued for services	5.06	60,000		303,600
	Stock issued to KSOP	1.28	200,000		256,000
	Value assigned to
	warrants issued								1,730,641
	Variable plan accounting
	for options							7,704,726
	Net loss									(11,412,062)
	Equity units exchanged
	for common shares		52,100	(52,100)
	Increase in unrealized gain on
	available-for-sale securities										3,072,941
	Change in KSOP debt											(39,568)

	Balance, December 31, 2003		27,750,258	1,237,880	111,240,784	(674,598)		8,867,530	1,730,641	(90,687,527)	3,114,125	(104,352)
	Stock issued for cash
	Private placement	3.61	5,361,000		19,337,034
	Exercise of warrants	4.28	21,100		90,211
	Exercise of options	0.89	373,954		333,310
	Stock issued for services	4.13	54,000		223,012
46	Stock issued to KSOP	3.41	75,000		255,750
	Value assigned to
	warrants issued								3,682,447
	Variable plan accounting
	for options							(791,643)
	Assigned value of
	exercised warrants				18,069				(18,069)
	Net loss									(10,359,891)
	Equity units exchanged
	for common shares		80,483	(80,483)
	Decrease in unrealized gain on
	available-for-sale securities										(70,147)
	Change in KSOP debt											(971)

	Balance, December 31, 2004		33,715,795	1,157,397	131,498,170	(674,598)		8,075,887	5,395,019	(101,047,418)	3,043,978	(105,323)

Additional Shareholders’ Equity disclosure - U.S. GAAP (continued)
For the period from January 1, 1993 to December 31, 2008

					Shares					Compre-
		Common Shares and Equity Units Issued			and units	Contrib-	Value	Value	Accum-	hensive

	Issue	Common	Equity		held by	uted	assigned	assigned	ulated	income	KSOP
	Price	Shares	Units	Amount	affiliates	surplus	to options	to warrants	Deficit	(loss)	debt

Stock issued for cash
Exercise of warrants	4.33	260,900		1,129,905
Exercise of underwriter
compensation options	3.00	202,100		605,468
Exercise of underwriter
compensation warrants	4.32	70,735		305,645
Exercise of options	1.00	573,030		571,326
Stock issued for services	2.92	251,350		733,232
Stock issued to KSOP	3.45	75,000		258,971
Net loss									(5,878,244)
Variable plan accounting
for options							(2,285,698)
Assigned value of
exercised warrants				223,416				(223,416)
Assigned value of
expired warrants						1,489,156		(1,489,156)
Equity units exchanged
for common shares		47,377	(47,377)
Increase in unrealized gain on
available-for-sale securities										1,068,926
Change in KSOP debt											21,103

Balance, December 31, 2005		35,196,287	1,110,020	135,326,133	(674,598)	1,489,156	5,790,189	3,682,447	(106,925,662)	4,112,904	(84,220)	47
Stock issued for cash
Public offering	7.37	3,335,000		24,574,077
Exercise of options	0.64	1,761,109		1,128,596
Stock issued for services	4.56	163,875		747,075
Stock issued to KSOP	1.89	100,000		189,063
Net loss									(6,976,745)
Decrease in shares held
by affiliates				159,724	38,331
Fair value of options							1,390,776
Assigned value of
expired warrants						3,682,447	(3,682,447)
Equity units exchanged
for common shares		24,921	(24,921)
Decrease in unrealized gain on
available-for-sale securities										(2,087,197)
Change in KSOP debt											83,349

Balance, December 31, 2006		40,581,192	1,085,099	162,124,668	(636,267)	5,171,603	7,180,965	–	(113,902,407)	2,025,707	(871)

Additional Shareholders’ Equity disclosure - U.S. GAAP (continued)
For the period from January 1, 1993 to December 31, 2008

					Shares					Compre-
		Common Shares and Equity Units Issued			and units	Contrib-	Value	Value	Accum-	hensive

	Issue	Common	Equity		held by	uted	assigned	assigned	ulated	income	KSOP
	Price	Shares	Units	Amount	affiliates	surplus	to options	to warrants	Deficit	(loss)	debt

Stock issued for cash
Public offering	5.38	13,762,300		74,015,131
Exercise of options	1.49	223,442		333,966
Stock issued for services	4.61	394,000		1,818,012
Stock issued to KSOP	4.98	100,000		497,600
Net loss									(13,827,840)
Fair value of options							4,724,120
Increase in unrealized gain on
available-for-sale securities										670,864
Change in KSOP debt											(109,820)

Balance, December 31, 2007		55,060,934	1,085,099	238,789,377	(636,267)	5,171,603	11,905,085	–	(127,730,247)	2,696,571	(110,691)
Stock issued for cash
Exercise of options	1.91	162,133		309,205
Stock issued for services	2.06	1,311,125		2,704,659
Net loss									(19,174,403)
Fair value of options							1,958,470
Equity units exchanged
for common shares		584,863	(584,863)
Decrease in unrealized gain on
available-for-sale securities										(2,197,116)

Balance, December 31, 2008		57,119,055	500,236	$241,803,241	$(636,267)	$5,171,603	$13,863,555	–	$(146,904,650)	$ 499,455	$(110,691)

48

CORPORATE INFORMATION

Officers and Directors	Securities Listings (Symbol GRZ)	Bankers

Rockne J. Timm	Canada - The Toronto Stock Exchange	Bank of America
Chief Executive Officer and Director	United States - NYSE - Amex	Spokane, Washington USA

A. Douglas Belanger	Transfer Agent	Bank of Montreal
President and Director
	Computershare Trust Company, Inc.	Vancouver, British Columbia Canada
Toronto, Ontario Canada
James P. Geyer
Senior Vice President and Director	Lakewood, Colorado USA	Corp Banca Caracas, Venezuela

Robert A. McGuinness	Registered Agent
Vice President of Finance and CFO	Veale, Kilpatrick, Austring, Fendrick &
	Fairman	Auditors
Mary E. Smith	Whitehorse, Yukon Canada
Vice President of Administration and Secretary		PricewaterhouseCoopers LLP
Vancouver, B.C. Canada
Douglas E. Stewart		Caracas, Venezuela
Vice President of Project Development	Offices

Arturo Rivero	Corporate, USA
President, Gold Reserve de Venezuela	926 W. Sprague Avenue, Suite 200	Counsel
Spokane,WA 99201
James H. Coleman	Ph: (509) 623-1500	Fasken Martineau
Non-Executive Chairman and Director	Fx: (509) 623-1634	Toronto, Ontario Canada
Jean Charles (JC) Potvin
Director	Corporate, Venezuela	Baker & McKenzie
	Edificio Miranda, Torre A Piso 6, Oficina	Houston, Texas USA
Patrick D. McChesney	A-65 Avenida Francisco de Miranda	Caracas,Venezuela
Director	Chacao, Caracas, Venezuela
Ph: 58 212 264 0185
Chris D. Mikkelsen	Fx: 58 212 264 1073
Director		Annual Meeting
Operations, Venezuela
	Centro Empresarial Catanaima Primer Piso,	The 2009 Annual Meeting will be held at
	Final Calle Neveri Zona Industrial - Unare	9:30 a.m. on June 11, 2009
Share Information	2 Puerto Ordaz, Venezuela	The Spokane Club,
1002 W. Riverside
	Ph: 58 286 951 5124	Spokane, Washington
Number of Shareholders:	Fx: 58 286 951 4635
Approximately 11,000
Common Shares Issued March 30, 2009
Class A common - 57,670,555
Equity Units - 500,236
Common Share Purchase Options
5,480,431

Additional information regarding the company may be obtained at www.GoldReserveInc.com

Gold Reserve Inc. 926 W. Sprague Ave Suite 200 Spokane, WA 99201

800.625.9550

www.goldreserveinc.com